As confidentially submitted to the Securities and Exchange Commission on November 12, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OMNIAB, INC.

(Exact name of registrant as specified in its charter)

Delaware	8731	87-0812245
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5980 Horton Street

Suite 405

Emeryville, California 94608

(510) 768-7759

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew W. Foehr

President and Chief Executive Officer

OmniAb, Inc.

5980 Horton Street

Suite 405

Emeryville, California 94608

(510) 250-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew T. Bush Cheston J. Larson Anthony Gostanian Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400	Charles Berkman Chief Legal Officer OmniAb, Inc. 5980 Horton Street Suite 405 Emeryville, California 94608 (510) 250-7800	Arthur R. McGivern Benjamin K. Marsh Marishka DeToy Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2021

PRELIMINARY PROSPECTUS

        Shares

Common Stock

This is the initial public offering of shares of common stock by OmniAb, Inc. Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $                 and $                 per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “            .”

After the completion of this offering, Ligand Pharmaceuticals Incorporated will continue to own a majority of the total voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the rules of Nasdaq. See “Management—Controlled Company Exception.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

We have granted the underwriters an option for a period of 30 days to purchase an additional                  shares of our common stock at the initial offering price, less the underwriting discounts and commissions.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act) and a smaller reporting company as defined in the Securities Exchange Act of 1934 (the Exchange Act), and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to OmniAb (before expenses)
Per share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2021.

Credit Suisse	Cowen	Stifel	SVB Leerink

The date of this prospectus is        , 2021.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

In connection with the consummation of this offering, we will enter into a series of transactions with Ligand pursuant to which Ligand will transfer the assets and liabilities of its OmniAb business to us. In exchange, we will, as consideration, issue to Ligand shares of our common stock. We refer to these transactions, as further described in the section entitled “The Separation and Distribution Transactions—The Separation,” collectively as the “separation.” Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus about us assumes the completion of the separation. See “The Separation and Distribution Transactions” for a description of the separation.

Unless the context requires otherwise: (a) references to OmniAb, “our company,” “we,” “us” or “our” refer (i) to OmniAb, Inc., a Delaware corporation, and its subsidiaries after giving effect to the transactions described under “The Separation and Distribution Transactions—The Separation” or (ii) for periods prior to such transactions, the combined businesses operating within Ligand that have been or will be contributed to OmniAb as part of such transactions, and (b) references to “Ligand” and “Parent” refer to Ligand Pharmaceuticals Incorporated, a Delaware corporation, and its subsidiaries other than OmniAb.

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

Market and Industry Data

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Trademarks and Trade Names

We use our and Ligand’s trademarks in this prospectus as well as trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

Presentation of Financial Information

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our condensed financial statements as of and for the six months ended June 30, 2021 and 2020. While the financial information as of and for the six months ended June 30, 2021 and 2020 is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the Form S-1 filing at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled “Risk Factors,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Overview

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. We believe that pairing the large and diverse antibody repertoires generated from our proprietary transgenic animals with our cutting-edge and high-throughput validated screening tools will deliver high-quality therapeutic candidates for a wide range of diseases.

Our OmniAb technology platform creates and screens diverse antibody pools and is designed to quickly identify optimal antibodies for our partners’ drug development efforts. We harness the power of Biological Intelligence, which we built into our proprietary transgenic animals and paired with our high-throughput screening technologies, to enable the discovery of high-quality, fully-human antibody therapeutic candidates. We believe these antibodies are high quality because they are naturally optimized in our proprietary host systems for affinity, specificity, developability and functional performance. Our partners have access to these antibody therapeutic candidates that are based on unmatched biological diversity and optimized through integration across a full range of technologies, including antigen design, transgenic animals, deep screening and characterization. We provide our partners both integrated end-to-end capabilities and highly customizable offerings, which address critical industry challenges and provide optimized antibody discovery solutions. As of September 30, 2021, we had over 50 partners and over 200 active discovery programs, including 18 OmniAb-derived antibodies in clinical development and one approved product.

At the heart of the OmniAb technology platform lies the Biological Intelligence of our proprietary transgenic animals, including OmniRat, OmniMouse and OmniChicken, that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. Biological Intelligence refers to the ability of the immune system in our transgenic animals to create optimized antibodies through a process that has evolved over 500 million years. The immune system function is to adaptively respond to a given target through an iterative process of diversification and selection that produces novel antibodies with high affinity, specificity and expression levels. Through its proprietary and carefully designed transgenes, OmniAb’s Biological Intelligence taps into this powerful in vivo process to generate human antibodies directly from its transgenic animals. OmniFlic and OmniClic are common light-chain rats and chickens, respectively, designed to generate bispecific antibodies. OmniTaur provides cow-inspired antibodies with unique structural characteristics for challenging targets. Our proprietary animal-based technologies comprise the most diverse host system available in the industry. We believe natural antibodies are superior to other antibody generation methods because they are naturally optimized through an iterative in vivo process that preferentially selects antibodies to effectively bind to a specific antigen. Our technology can be leveraged to develop multiple therapeutic formats including mono-, bi- and multi-specific antibodies, antibody-drug conjugates (ADCs) and chimeric antigen receptor T cell (CAR-T). By generating large and diverse pools of high-quality antibodies, we believe Biological Intelligence increases the probability of success of therapeutic antibody discovery and helps limit the attrition of antibody therapeutic candidates in the clinic.

Our current OmniAb clinical stage and approved partner pipeline is depicted in Figure 1 below.

Figure 1: The OmniAb Clinical Stage and Approved Partner Pipeline

Antibodies are among the fastest growing class of drugs and are used across multiple therapeutic areas including oncology, inflammation and neurodegeneration. In 2020, approved antibody-based therapeutics accounted for over $180.0 billion in sales, and this figure is expected to grow to over $235.0 billion by 2025. Of these antibody therapeutics, 41 reached blockbuster status in 2020 with sales higher than $1.0 billion.

Despite industry momentum that has resulted in an overall increase in the number of antibody therapeutic approvals per year, drug discovery and development has become increasingly fragmented, outdated and challenging. While many biotechnology companies bring a focused approach to science, their biological hypotheses are often tested utilizing suboptimal antibody discovery methods due to reliance on legacy technologies. Many larger companies have also continued to rely on legacy technologies, often due to the inability to selectively integrate newer technologies at their facilities or because the benefits of technological updates are limited by outdated workflows. Additionally, outsourced technologies that have tried to address these shortcomings are often inflexible. These legacy approaches are burdened with critical disadvantages including low antibody diversity, lengthy discovery timelines, limited functional parameter data and excess costs.

We believe that by eliminating the need for each company to build a comprehensive antibody discovery engine, we can unlock innovation and value across a broad network of partners. Many emerging and established life sciences companies have been built around technologies that focus on a single or a limited number of steps in the discovery process, including antigen design, transgenic animal platforms, single-cell analysis, sequencing, bioinformatics and proprietary assays. We believe our comprehensive, biologically-driven technology platform provides the industry with a cutting-edge solution for all critical components of the antibody discovery continuum. By providing leading antibody discovery solutions to the industry, we aim to increase the probability of success, reduce costs and shorten development timelines for our partners.

As depicted in Figure 2 below, our technology platform is a suite of integrated technologies designed to discover a wide range of high-quality therapeutic antibodies that leverage the inherent diversity produced by our transgenic animals.

Figure 2: The OmniAb Technology Platform

Our technologies within the OmniAb platform improve the productivity and efficiency of each step of the discovery process:

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Create Diverse Antibody Pools. We believe generating large and diverse pools of high-quality antibodies increases the likelihood of discovering the antibody with the most desirable therapeutic characteristics. We offer the industry’s only four-species platform to address a wide range of biological challenges facing our partners in their antibody discovery efforts.

•

Screen Antibody Candidates. Our proprietary xPloration microcapillary and Gel Encapsulated Microenvironment (GEM) technologies screen pools of antibody-secreting B cells at a single-cell level to quickly identify antibodies in as little as a few hours, saving weeks compared to traditional technologies. Our industry-leading throughput allows for the discovery of rare antibodies that may otherwise be missed with traditional technologies.

•

Identify the Right Antibody. Our discovery teams are able, as needed, to work closely with partners to identify the right antibody for a particular target profile. The data from multi-parameter screening and performance assays is used in combination with bioinformatics to analyze the antibody repertoire and enable our partners to select the right antibody.

In addition to our antibody discovery solutions, we possess extensive biological capabilities focused on ion channels, transporters and x-ray fluorescence. Ion channels and transporters are key components in a wide variety of biological processes, and they have broad therapeutic applicability across cancer, metabolic disease, pain, neurological diseases, infectious diseases and other therapeutic areas. In the search for new drugs, ion channels are a frequent, but challenging target. We believe our capabilities in the ion channel area are leverageable by our partners for both small molecule and antibody approaches to therapeutic development.

We partner with pharmaceutical and biotechnology companies that vary in size, clinical stage, geography and therapeutic focus. Our license agreements with partners typically include: (i) upfront or annual payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to align economic and scientific interests. As of September 30, 2021, we had over 50 active partners and over 200 active programs, including 18 OmniAb-derived antibodies in clinical development and one approved product in China. An active program is counted once an antigen is introduced into our animals and remains so long as the program is actively being developed or commercialized. An active partner is counted if we have an active license agreement or such partner has an active program. As of September 30, 2021, our partners with active antibody programs included Amgen, Boehringer Ingelheim, Genmab, Janssen, Merck KGaA, Pfizer, Sanofi, and Seagen, among others. In addition, we work with academic partners including The Scripps Research Institute, Oxford University, University of Maryland, and the Wistar Institute.

While our historical revenue has been derived from technology access payments, performance of research payments, and milestones, we believe the long-term value of our business will be driven by downstream royalty payments derived from our partners’ antibody sales. Our typical royalty rates for antibody discovery contracts are currently in the low- to mid-single digits, and can vary depending on other economic terms in the agreement. Figure 3 below shows the growth in active partners, active programs, and active clinical and commercial programs since our acquisition by Ligand in January 2016.

Figure 3: Active Partners, Programs, and Clinical and Commercial Programs

*Active programs not tracked prior to acquisition of Open Monoclonal Technology, Inc. in January 2016.

For the years ended December 31, 2019 and 2020, our revenue was $18.2 million and $23.3 million, respectively. For the years ended December 31, 2019 and 2020, our net loss was ($13.0) million and ($16.2) million, respectively.

Our Strategy

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. Our strategy to accomplish this is as follows:

•	Enable discovery of high-quality antibody candidates through our platform.

•	Expand upon our existing partnerships.

•	Increase the number of our partnerships.

•	Further our technological differentiation through intelligent expansion.

•	Drive partner adoption through a customizable and flexible offering.

Our Key Competitive Strengths

We believe the following capabilities and competitive strengths will enable us to become the partner of choice for antibody discovery:

•	A validated discovery platform with a track record of success.

•	A complete antibody discovery solution, leveraging proprietary and differentiated technologies.

•	Proprietary Biological Intelligence that is designed to yield one of the industry’s most diverse sets of high-quality antibodies.

•	Rapid deep sequencing of immune repertoires.

•	Ion channel target capabilities.

•	Diversified and scalable business model.

•	Robust IP portfolio with multiple long duration patent families.

Our Technology

The foundational technologies that power our OmniAb Technology Platform are described below:

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OmniRat: Launched in 2012, OmniRat produces a diverse repertoire of antibodies with human sequences and immunological characteristics that are comparable to antibodies from wild type animals. As of September 30, 2021, there is one approved OmniRat-derived antibody, and 13 additional antibodies in clinical development.

•

OmniMouse: Launched in 2014, OmniMouse expands the sequence diversity of our rat-based platforms, offering easy conversion from wild type mice while utilizing the same protocols. As of September 30, 2021, there are two OmniMouse-derived antibodies in clinical development.

•

OmniChicken: Launched in 2016, OmniChicken is the first successfully engineered bird with an immune system that can efficiently generate human sequence antibody repertoires for the discovery of therapeutic antibodies. OmniChicken antibodies bind to diverse epitopes on human targets with high affinity, and typically feature excellent developability profiles.

•	OmniTaur: Launched in 2020, OmniTaur provides cow-derived ultralong CDR-H3 antibodies with a human framework.

•	Bispecific antibody platforms: We offer the only rat and chicken platform for generation of bispecific antibodies.

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OmniFlic (Bispecific rat platform): Launched in 2014, OmniFlic is a fixed light-chain variation of OmniRat. The OmniFlic platform generates antibodies that comprise a single germline Vk sequence and can be generated through analysis of the heavy chain repertoires. As of September 30, 2021, there are three OmniFlic-derived antibodies in clinical development.

•	OmniClic (Bispecific chicken platform): Launched in 2019, OmniClic is a common light-chain transgenic chicken developed to facilitate the generation of bispecific antibodies.

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xPloration: Acquired in 2020, xPloration is an Artificial Intelligence (AI) powered single-cell microcapillary platform that provides multi-dimensional profiling data on tens of millions of cells. We believe xPloration offers industry-leading screening and cell recovery.

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GEM: Acquired in 2017, GEM technology incorporates many of the same principles of the xPloration platform by isolating and performing multi-dimensional profiling of single B cells from an immunized animal.

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Ion channel differentiated capabilities: Acquired in 2020, our proprietary Icagen ion channel platform leverages proprietary expertise in the combination of biological assays, medicinal chemistry, and in silico and computational chemistry applications to enable the discovery of ion channel targeting therapeutics. We believe this suite of technologies provides a differentiated capability for advancing high value ion channel and transporter drug discovery programs.

Risks Associated with Investing in Our Common Stock

Investing in our common stock involves a number of risks, including risks related to the separation, as more fully described in “Risk Factors” immediately following this Prospectus Summary. These risks include, among others:

Risks Related to Our Business and Strategy

•	We have incurred losses on an as-reported basis for the last two years, and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•

Our operating results, including our revenue, may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

•	Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

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Our future success is dependent on the eventual approval and commercialization of products developed by our partners for which we have no control over the clinical development plan, regulatory strategy or commercialization efforts, and our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all.

•	If we cannot maintain and expand current partnerships and enter into new partnerships, our future operating results would be adversely affected.

•	In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

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Biopharmaceutical development is inherently uncertain, and it is possible that none of the therapeutic candidates discovered using our platform that are further developed by our partners will become viable commercial products, on a timely basis or at all.

•	We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.

•	Our investments in technology enhancements are inherently risky and may adversely affect our operating results.

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The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or sustain profitability.

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We rely on third parties to host our mouse and rat colonies and a limited number of suppliers for laboratory equipment and materials, and these third parties may not perform satisfactorily which could delay, prevent or impair our partnership programs and research and development efforts.

•	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

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Our business could become subject to more extensive government regulation than we currently anticipate, and regulatory compliance obligations and the investigational exemption and approval processes to which our animals may become subject are expensive, time-consuming and uncertain both in timing and in outcome.

Risks Related to the Separation and Our Relationship with Ligand

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Following the completion of the offering, Ligand will continue to have significant control over us for a period of time, which could continue indefinitely, preventing you and other stockholders from influencing significant decisions, and Ligand’s interests may differ from our interests and the interests of our public stockholders.

•	Ligand will have significant rights under the separation and tax agreements with us.

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We will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, we may elect to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

•	As a result of the separation, we will lose Ligand’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.

•	Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

•	If Ligand makes the distribution, we might not be able to engage in certain transaction and equity issuances.

•	The anticipated benefits of the separation may not be achieved.

•	Sales of a substantial number of shares of our common stock by our existing stockholders in the public market, including following the distribution by Ligand, could cause our stock price to fall.

The Separation

Immediately prior to the completion of this offering, we will be a wholly-owned subsidiary of Ligand, and all of our outstanding shares of common stock will be owned by Ligand.

Prior to the completion of this offering, we will enter into a separation agreement with Ligand, which is referred to in this prospectus as the “separation agreement.” We will also enter into various other agreements to provide a framework for our relationship with Ligand after the separation, including transition services agreements, an employee matters agreement, a tax matters agreement, and a registration rights agreement. These agreements will provide for the allocation between us and Ligand of Ligand’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and will govern certain relationships between us and Ligand after the separation. For additional information regarding the separation agreement and such other agreements, please refer to sections entitled “Risk Factors—Risks Related to the Separation and Our Relationship with Ligand,” “Certain Relationships and Related Person Transactions” and “The Separation and Distribution Transactions—The Separation.”

The Distribution

Ligand has informed us that, following this offering, it intends to make a distribution, which is intended to be tax-free for U.S. federal income tax purposes, to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Ligand stockholders, one or more distributions in exchange for Ligand shares or other securities, or any combination thereof. We refer to any such potential distribution as the “distribution.” Ligand has agreed not to effect the distribution for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and SVB Leerink LLC. See “Underwriting.”

While, as of the date of this prospectus, Ligand intends to effect the distribution, Ligand has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. If pursued, the distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service (IRS) and/or an opinion of counsel regarding qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the Code). The conditions to the distribution may not be satisfied, Ligand may decide not to consummate the distribution even if the conditions are satisfied or Ligand may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. The distribution is not being effected pursuant to this prospectus, and the underwriters of this offering are not acting as underwriters for the distribution.

Under the tax matters agreement that we will enter into with Ligand, we will be restricted from taking or failing to take certain actions if such action or failure to act could adversely affect the U.S. federal income tax treatment of the distribution and certain related transactions. These restrictions may limit for a period of time our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. See the section titled “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

Upon completion of the distribution, we will no longer qualify as a controlled company under the Nasdaq rules and will be required to fully implement corporate governance requirements within one year of the distribution.

Corporate Information

We were originally founded as a Delaware corporation on December 14, 2015 under the name Schrader 2 Acquisition, Inc. On January 8, 2016, Ligand acquired Open Monoclonal Technology, Inc., another Delaware corporation, pursuant to a multi-step transaction that resulted in the merger of that other company into us. On January 8, 2016, we changed our name to Open Monoclonal Technology, Inc., and more recently on November 10, 2021 we changed our name to OmniAb, Inc. Our principal executive offices are located at 5980 Horton Street, Suite 405, Emeryville, CA 94608, and our telephone number is (510) 250-7800. Our website address is www.omniab.com. The information contained in, or accessible through, our website does not constitute part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act);

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, which such fifth anniversary will occur in 2026; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be held by Ligand immediately after this offering shares.

Option to purchase additional shares	The underwriters have been granted an option to purchase up to additional shares of common stock from us at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds of this offering, together with our anticipated cash flows from operations, to continue to invest in research and development to deepen and expand our technology platform, expand our business development and marketing team to enhance the marketing of our solutions to new and existing partners, and for general corporate purposes, including working capital, operating expenses and capital expenditures. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Principal stockholder	Upon the completion of this offering, Ligand will hold approximately % of the total voting power of our outstanding capital stock (or % if the underwriters exercise in full their option to purchase additional shares of our common stock). As such, Ligand will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. In addition, we intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq. See “Management—Director Independence and Controlled Company Exemption” and “Principal Shareholder.”

Proposed Nasdaq Global Market symbol

Unless otherwise indicated, all information contained in this prospectus:

•	gives effect to the transactions described under “The Separation and Distribution Transactions—The Separation”;

•

excludes an aggregate of            shares of our common stock that will be available for future equity awards under our 2022 Incentive Award Plan, as further described in the section entitled “Executive and Director Compensation—Equity Compensation Plans—2022 Incentive Award Plan”;

•

excludes an aggregate of            shares of our common stock that will be available for future issuance under our 2022 Employee Stock Purchase Plan, as further described in the section entitled “Executive and Director Compensation—Equity Compensation Plans—2022 Employee Stock Purchase Plan”; and

•	assumes no exercise by the underwriters of their option to purchase an additional shares of our common stock.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following summary financial data reflects the combined assets and results of operations of the OmniAb business of Ligand. We derived the summary historical and pro forma combined statement of operations data for the years ended December 31, 2020 and December 31, 2019, and combined balance sheet data as of December 31, 2020 and December 31, 2019, as set forth below, from our audited annual combined financial statements, which are included elsewhere in this prospectus and from our unaudited combined pro forma financial statements included in the “Unaudited Pro Forma Combined Financial Statements” section of this prospectus. Our underlying financial records were derived from the financial records of Ligand for the periods reflected herein. We derived the summary historical and pro forma combined statement of operations data for the nine-month periods ended September 30, 2021 and September 30, 2020 and the combined balance sheet data as of September 30, 2021 from our unaudited combined financial statements included elsewhere in this prospectus. We have prepared the unaudited combined financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly-traded company during the periods presented.

We have historically operated as part of Ligand and not as a separate, publicly-traded company. Our combined financial statements have been derived from Ligand’s historical accounting records and are presented on a carve-out basis. All revenue and expenses, including research and development expenses, as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Ligand’s corporate office and from other Ligand businesses to us and allocations of related assets, liabilities and Ligand’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Ligand during the periods presented.

The summary unaudited pro forma combined financial data presented has been prepared to reflect the separation and this offering. The summary unaudited pro forma combined condensed financial data has been derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined statement of operations data presented reflects the financial results as if the separation and this offering occurred on January 1, 2020, which was the first day of fiscal 2020. The unaudited pro forma combined balance sheet data reflects the financial position as if the separation and this offering occurred on December 31, 2020. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the separation and our anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial position or cash flows.

This summary historical and pro forma combined financial data should be reviewed in combination with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this prospectus.

	Nine Months Ended September 30,			Year Ended December 31,
		Historical			Historical
	Pro Forma 2021	2021	2020	Pro Forma 2020	2020	2019
	(in thousands, except share and per share data)
Combined Statements of Operations Data:
License and milestone revenue					11,385	12,685
Service revenue					11,883	5,528

Total revenues					23,268	18,213
Research and development					24,780	13,137
General and administrative					10,240	7,976
Amortization of intangibles					11,800	10,304
Other operating income					(59)	(818)

Total operating expenses					46,761	30,599
Loss from operations					(23,493)	(12,386)
Total other income (expense), net					1,895	—
Income tax benefit					5,409	(657)

Net loss					$(16,189)	$(13,043)

Net loss per share, basic and diluted(1)

Weighted-average shares of common stock outstanding, basic and diluted(1)

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)

(1)	See Note 1 to our audited combined financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share and the number of shares used in the computation of the per share amounts.

	As of September 30, 2021		As of December 31
	Actual	Pro Forma(1)	2020	2019
(in thousands)		(unaudited)
Combined Balance Sheet Data:
Cash			—	—
Working capital (deficit)(2)			$(4,146)	$1,656
Total assets			288,112	262,320
Deferred revenue, current and non-current portion			15,389	1,925
Total liabilities			$59,727	$44,135

(1)	Gives effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma cash, working capital (deficit), total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. A one million share increase (decrease) in the number of shares offered by us would increase or decrease pro forma cash, working capital (deficit), and total assets by approximately $ million, assuming that the assumed initial offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions.
(2)	We define working capital (deficit) as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Strategy

We have incurred losses on an as-reported basis for the last two years, and we may not be able to generate sufficient revenue to achieve and maintain profitability.

Historically, we have incurred net losses, as reported on a combined basis. For the years ended December 31, 2020 and 2019, our revenue was $23.3 million and $18.2 million, respectively. For the years ended December 31, 2020 and 2019, our net loss was ($16.2) million and ($13.0) million, respectively. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we invest in research and development activities to improve our OmniAb technology platform, market and sell our technologies to existing and new partners, add operational, financial and management information systems and personnel to support our operations and incur additional costs associated with operating as a public company.

Our expenses could increase beyond expectations for a variety of reasons, including as a result of our growth strategy and the expansion of our operations. We will need to generate significant additional revenue to achieve and sustain profitability and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We may never be able to generate sufficient revenue to achieve or sustain profitability and our recent and historical growth should not be considered indicative of our future performance. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business and maintain our research and development efforts. A decline in the value of our company could also cause you to lose all or part of your investment.

Our revenue has fluctuated from period to period, and our revenue for any historical period may not be indicative of results that may be expected for any future period.

Service and license revenue are generated by research activities that we perform for our partners and technology access fees, the timing and nature of which are dictated by the commencement of discovery campaigns selected by our partners. We also generate milestone payments upon the achievement of development milestones by our partners with respect to the antibodies discovered using our platform and royalties based on the net sales of any products commercialized by our partners. As a result, we will be prone to fluctuations in our revenue depending on the timing of our entry into license agreements with our partners, our partners initiating discovery programs, and our partners achieving development milestones or commercial sales with respect to therapeutic candidates utilizing antibodies discovered using our platform. The timing and likelihood of payments to us under these agreements is dependent on our partners’ successful utilization of the antibodies discovered using our platform, which is outside of our control. Because of these factors, our revenue could vary materially from quarter to quarter from our forecasts.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of demand for our technology platform and solutions, which may vary significantly;

•

the timing and cost of, and level of investment in, research, development and commercialization activities relating to our platform and technology and any of our internal development programs, which may change from time to time;

•	the start and completion of programs in which our platform is utilized;

•	the introduction of new technologies, platform features or software, by us or others in our industry;

•	expenditures that we may incur to acquire, develop or commercialize additional platform technologies;

•	the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future partners;

•	the level of demand for any products commercialized by our partners, which may vary significantly;

•	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;

•	the timing and nature of any future acquisitions or strategic partnerships;

•	future accounting pronouncements or changes in our accounting policies; and

•	changes in general market and economic conditions.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results and revenues. This variability and unpredictability could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

We utilize our OmniAb technology platform to discover antibodies for further development and potential commercialization by our partners. As a result, the quality and sophistication of our platform is critical to our ability to conduct our research discovery activities and to deliver more promising antibodies and other drugs and to accelerate and lower the costs of discovery as compared to traditional methods for our partnerships. In particular, our business depends, among other things, on:

•	our platform’s ability to successfully identify antibodies with therapeutic potential on the desired timeframes;

•	our ability to execute on our strategy to enter into new partnerships with new or existing partners with economic terms that are acceptable to us;

•	our ability to increase awareness of the capabilities of our technology and solutions;

•	our partners’ and potential partners’ willingness to adopt new technologies;

•	whether our platform reliably provides advantages over legacy and other alternative technologies and is perceived by partners to be cost effective;

•	the rate of adoption of our technologies by pharmaceutical and biotechnology companies of all sizes and capabilities;

•	the prices we charge for our technology access and the research services we perform;

•	the relative reliability and robustness of our platform;

•	our ability to develop new solutions for partners;

•	whether competitors develop a platform that enables antibody discovery more effectively than our platform;

•	the status of the market for next-generation biologics, which may become less attractive due to business, competitive or regulatory factors;

•

the timing and scope of any approval that may be required by the U.S. Food and Drug Administration (FDA) or any other regulatory body to commercialize therapeutic candidates that are developed based on antibodies or other drugs discovered using our platform;

•	the impact of our investments in innovation and commercial growth; and

•	our ability to further validate our technology through research and accompanying publications.

There can be no assurance that we will successfully address any of these or other factors that may affect the market acceptance of our platform. Failure of antibodies discovered using our platform can occur at any stage of discovery, preclinical or clinical development, and any such failures may reduce our partners’ confidence in our platform. We also believe that pharmaceutical and biotechnology companies are likely to be particularly sensitive to defects and errors in the use of our platform, including if our platform fails to deliver meaningful acceleration of certain research timelines accompanied by results at least as good as the results generated using legacy or other alternative technologies. There can be no guarantee that our platform will meet the expectations of pharmaceutical and biotechnology companies. If we are unsuccessful in achieving and maintaining market acceptance of our platform, our business, financial condition, results of operations and prospects could be adversely affected.

Our future success is dependent on the eventual approval and commercialization of products developed by our partners for which we have no control over the clinical development plan, regulatory strategy or commercialization efforts.

Our business model is dependent on the eventual progression of therapeutic candidates discovered or initially developed utilizing our platform into clinical trials and commercialization. This requires us to attract partners and enter into agreements with them that contain obligations for the partners to pay us milestone payments as well as royalties on sales of approved products for the therapeutic candidates they develop that are generated utilizing our platform. Given the nature of our relationships with our partners, we do not control the progression, clinical development, regulatory strategy or eventual commercialization, if approved, of these therapeutic candidates. As a result, our future success and the potential to receive milestones and royalties are entirely dependent on our partners’ efforts over which we have no control. If our partners determine not to proceed with the future development of a drug candidate discovered or initially developed utilizing our platform, or if they implement clinical or regulatory strategies that ultimately do not result in the further development or approval of the therapeutic candidates, we will not receive the benefits of our partnerships, which may have a material and adverse effect on our operations.

In addition, biopharmaceutical development is inherently uncertain and very few therapeutic candidates ultimately progress through clinical development and receive approval for commercialization. If our partners do not receive regulatory approval for a sufficient number of therapeutic candidates originating from our partnerships, we may not be able to sustain our business model. Further, we have little control over how diversified our portfolio of potential milestone payments or royalties will end up being.

In addition, we do not control the timing of disclosure by our partners of any milestones or other information related to any therapeutic candidates generated using our platform. Any disclosure by us or our partners of data or other information regarding any such therapeutic candidates that is perceived as negative may have a material adverse impact on our stock price or overall valuation. Our stock price may also decline as a result of negative clinical trial results, including adverse safety events involving any drug candidate that is subject to one of our partnerships.

Even if this offering is successful, we may need to raise additional capital to fund our existing operations and achieve our goals. If we are unable to raise additional capital when needed on acceptable terms or generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Based on our current business plan, we believe the net proceeds from this offering, our anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next                months following the date of this prospectus. If our net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our platform, or the realization of other risks described in this prospectus, we may be required to raise additional capital prior to such time through issuances of public or private equity or debt financings or other capital sources. Such additional financing may not be available on terms acceptable to us or at all.

In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments or acquisitions, to take advantage of favorable market conditions or financing opportunities or for other reasons, even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements will depend on many factors, including, but not limited to:

•	our ability to achieve revenue growth;

•	the costs of expanding our operations, including our business development and marketing efforts;

•	our rate of progress in selling access to our platform and marketing activities associated therewith;

•	our rate of progress in, and cost of research and development activities associated with, our platform technologies and our internal developed programs to the extent we pursue any such programs;

•	the effect of competing technological and market developments;

•	the continued impact of the COVID-19 pandemic on global social, political and economic conditions;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property and proprietary rights; and

•	the costs associated with any technologies that we may in-license or acquire.

The various ways we could raise additional capital carry potential risks. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we are unable to obtain adequate financing, if we require it, when needed or on terms acceptable to us, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot maintain and expand current partnerships and enter into new partnerships, our future operating results would be adversely affected.

We primarily focus our efforts on the discovery of antibodies for our partners, who can select a target and define the antibody properties needed for therapeutic development or use our technology directly in their own labs. As a result, our success depends on our ability to maintain and expand the number and scope of our partnerships. Many factors may impact the success of these partnerships, including our ability to perform our obligations, our partners’ satisfaction with our solutions and technologies, our partners’ ability to successfully develop, secure regulatory approval for and commercialize therapeutic candidates using antibodies discovered using our platform, our partners’ internal priorities (including fluctuations in research and developments budgets), our partners’ resource allocation decisions and competitive opportunities, disagreements with partners, the costs required of either party to the partnerships and related financing needs, and operating, legal and other risks in any relevant jurisdiction. Our existing partners may cease to use our technologies depending on their own technological developments, availability of other competing technologies and internal decisions regarding allocation of time and resources to the discovery and development of therapeutic candidates, over which we have no control. Our existing and future partners may have limited bandwidth to initiate new programs, which could limit their adoption or scale of application of our technologies.

We engage in conversations with companies regarding potential partnerships on an ongoing basis. These conversations may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful, including due to our inability to discover any usable antibodies for the selected targets or the antibodies that we do discover may not be successfully developed or commercialized by our partners. In such circumstances, we would not generate any substantial revenues from such a partnership in the form of technology access fees, service fees, milestone payments, royalties or otherwise. Speculation in the industry about our existing or potential partnerships may be a catalyst for adverse speculation about us, or our platform, which can adversely affect our reputation and our business.

We cannot assure investors that we will be able to maintain or expand our existing partnerships or that our technologies will achieve adequate market adoption among new partners. Any failure to increase penetration in our existing markets or new markets would adversely affect our ability to improve our operating results.

In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

In recent periods, a limited number of partners accounted for a significant portion of our revenue. For the year ended December 31, 2020, three of our partners accounted for approximately 55% of our revenue, and 35 partners accounted for the remaining 45% of our revenue. While moving forward we expect to diversify the number of partners and programs, in the near term these partners represent a large portion of potential downstream value. Our license agreements with our partners are typically terminable without penalty with specified notice. As a result, if we fail to maintain our relationships with these partners or if these partners discontinue their programs, our future results of operations could be materially and adversely affected.

Biopharmaceutical development is inherently uncertain, and it is possible that none of the therapeutic candidates discovered using our platform that are further developed by our partners will become viable commercial products, on a timely basis or at all.

We use our platform to offer antibody drug-discovery programs to partners who are engaged in drug discovery and development. These partners include pharmaceutical and biotechnology companies of all sizes.

While we receive upfront payments generated through our receipt of service revenue and technology access fees, we expect that the vast majority of the economic value of the agreements we enter into with our partners is in the downstream payments that we may receive upon achievement of development milestones and royalties on sales of any approved products. As a result, our future growth is dependent on the ability of our partners to successfully develop and commercialize therapies based on antibodies discovered using our platform. Due to our reliance on our partners, the risks relating to product development, regulatory clearance, authorization or approval and commercialization apply to us derivatively through the activities of our partners. While we believe our platform is capable of identifying high quality antibodies, there can be no assurance that our partners will successfully develop, secure marketing approvals for and commercialize any therapeutic candidates based on the antibodies discovered using our platform. As a result, we may not realize the intended benefits of our partnerships.

Neither we nor our partners are permitted to market any therapeutic candidate in the United States until we or they receive regulatory approval of a New Drug Application (NDA) or Biologics License Application (BLA) from the FDA. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a therapeutic candidate’s clinical development and may vary among jurisdictions.

Prior to obtaining approval to commercialize a therapeutic candidate in the United States or abroad, our partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory agencies, that such therapeutic candidates are safe and effective, or in the case of biologics, safe, pure, and potent, for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we or our partners believe the nonclinical or clinical data for any therapeutic candidates are promising, such data may not be sufficient to support approval by the FDA and other comparable regulatory authorities.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of therapeutic candidates or could require our partners to conduct additional nonclinical or clinical testing or abandon a program for a number of reasons. Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, our partners may not successfully develop any therapeutic candidates with the antibodies discovered using our platform, or our partners may choose to discontinue the development of these therapeutic candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of their resources. It is possible that substantially all of these therapeutic candidates will never receive regulatory approval and, even if approved, such therapeutic candidates may never be successfully commercialized.

In addition, even if these therapeutic candidates receive regulatory approval in the United States, our partners may never obtain approval or commercialize such therapeutic candidates outside of the United States, which would limit their full market potential and therefore our ability to realize their potential downstream value. Furthermore, approved therapeutic candidates may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Likewise, our partners have to make decisions about which clinical stage and pre-clinical therapeutic candidates to develop and advance, and our partners may not have the resources to invest in all of the therapeutic candidates that contain antibodies discovered using our platform, or clinical data and other development considerations may not support the advancement of one or more therapeutic candidates. Decision-making about which therapeutic candidates to prioritize involves inherent uncertainty, and our partners’ development program decision-making and resource prioritization decisions, which are outside of our control, may adversely affect the potential value of those partnerships. Additionally, subject to its contractual obligations to us, if one more of our partners is involved in a business combination, the partner might deemphasize or terminate the development or commercialization of any drug candidate that utilizes an OmniAb-derived antibody. If one of our strategic partners terminates its agreement with us, we may find it more difficult to attract new partners.

We are also subject to industry-wide FDA and other regulatory risk. The number of BLAs and NDAs approved by the FDA varies significantly over time and if there were to be an extended reduction in the number of BLAs or NDAs approved by the FDA, the industry would contract and our business would be materially harmed.

Our partners’ failure to effectively advance, market and sell suitable therapeutic candidates with the antibodies that discovered using our platform could have a material adverse effect on our business, financial condition, results of operations and prospects, and cause the market price of our common stock to decline. In addition to the inherent uncertainty in drug development addresses above, our ability to forecast our future revenues may be limited.

The failure of our partners to meet their contractual obligations to us could adversely affect our business.

Our reliance on our partners poses a number of additional risks, including the risk that they may not perform their contractual obligations to us, in compliance with applicable legal or contractual requirements, in a timely manner or at all; they may not maintain the confidentiality of our proprietary information; and disagreements or disputes could arise that could cause delays in, or termination of, the research, development or commercialization of products using our antibodies or result in litigation or arbitration.

In addition, certain of our partners are large, multinational organizations that run many programs concurrently, and we are dependent on their ability to accurately track and make milestone payments to us pursuant to the terms of our agreements with them. Any failure by them to inform us when milestones are reached and make related payments to us could adversely affect our results of operations.

Moreover, some of our partners are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, and are often subject to country-specific privacy and data security risk as well as burdensome legal and regulatory requirements. Any of these factors could adversely impact their financial condition and results of operations, which could impair their ability to meet their contractual obligations to us, which may have a material adverse effect on our business, financial condition and results of operations.

Our partners have significant discretion in determining when and whether to make announcements, if any, about the status of our partnerships, including about clinical developments and timelines for advancing collaborative programs, and the price of our common stock may decline as a result of announcements of unexpected results or developments.

Our partners have significant discretion in determining when and whether to make announcements about the status of our partnerships, including about preclinical and clinical developments and timelines for advancing antibodies discovered using our platform. We do not plan to disclose the development status and progress of individual therapeutic candidates of our partners, unless and until those partners do so first. Our partners may wish to report such information more or less frequently than we desire to or may not wish to report such information at all, in which case we would not report that information either. In addition, if partners choose to announce a collaboration with us, there is no guarantee that we will recognize research discovery fees in that quarter or even the following quarter, as such fees are not payable to us until our partner begins discovery activities. The price of our common stock may decline as a result of the public announcement of unexpected results or developments in our partnerships, or as a result of our partners withholding such information.

Our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on our business and could cause the price of our common stock to decline.

From time to time, we may make public statements regarding the expected timing of certain milestones and key events, as well as regarding developments and milestones under our partnerships, to the extent that our partners have publicly disclosed such information or permit us to make such disclosures. Our partners may from time to time make statements about their goals and expectations for partnerships with us. The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our or our current and future partners’ discovery and development programs, the amount of time, effort, and resources committed by us and our current and future partners, and the numerous uncertainties inherent in the development of therapeutics. As a result, there can be no assurance that our partners’ current and future programs will advance or be completed in the time frames we or they expect. If our partners fail to achieve one or more of these milestones or other key events as planned, our business could be materially and adversely affected and the price of our common stock could decline.

We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.

As we continue to execute on our business strategy, we anticipate further growth in our business operations. This growth requires managing complexities across all aspects of our business, including complexities associated with increased research and development and business development and marketing operations. As we seek to increase the number of our partnered programs, expand the scope of our existing partnerships and further develop our technological capabilities, we may need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with specialized qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher technology development costs, declining technology development quality, deteriorating program management success, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our platform, and could damage our reputation and the prospects for our business.

To manage our anticipated growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management team may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing our growth. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance, and our ability to develop and commercialize our platform and compete effectively, will depend, in part, on our ability to effectively manage increased program demand and the growth in our operations.

Our platform utilizes various species of animals that could contract disease or die and could otherwise subject us to controversy and adverse publicity, which may interrupt our business operations or harm our reputation.

Our platform utilizes animals to discover and produce antibodies. We cannot completely eliminate the risks of animals contracting disease, which from time to time has occurred, or a natural or manmade disaster that could cause death to valuable production animals, in our vivarium facilities, which house our chickens, or those of the contract research organizations (CROs) that maintain our mouse and rat colonies. We cannot make any assurance that we or our CROs will be able to contain or reverse any such instance of disease. Although we maintain backup colonies of our animals, disease or death on a broad scale could materially interrupt business operations as animals are a key part of our antibody discovery programs, which could have a material adverse effect on our results of operations and financial condition.

Further, genetic engineering and testing of animals has been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities and the ability for us and our partners to use our technology platform could be interrupted or delayed, our costs could increase and our reputation could be harmed.

We have invested, and expect to continue to invest, in research and development efforts that further enhance our antibody discovery platform. Such investments in technology are inherently risky and may affect our operating results. If the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

We have historically dedicated a substantial portion of our resources on the development of our platform and the technology that it incorporates. These investments may involve significant time, risks, and uncertainties, including the risk that the expenses associated with these investments may affect operating results and that such investments may not generate sufficient technological advantage relative to alternatives in the market which would, in turn, impact revenues to offset liabilities assumed and expenses associated with these new investments. The industry in which we operate changes rapidly as a result of technological and drug developments, which may render our solutions less desirable. We believe that we must continue to invest a significant amount of time and resources in our platform and technology to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if our technology platform is not able to accelerate the process of antibody drug discovery as quickly as we anticipate, our revenue and operating results may be adversely affected.

Our business is subject to risks arising from COVID-19 and other epidemic diseases.

The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting our employees, partners, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. We have generally restricted in-person access to our executive offices, our administrative employees are working remotely on an intermittent basis, and we have limited the number of staff in our research and development laboratories and other facilities. To date, we have not experienced material disruptions in our business operations. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 or variants thereof and the measures taken by the governmental authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of products and supplies for use by us in our discovery activities and by our partners for their discovery and development activities; delay, limit or prevent us or our partners from continuing research and development activities; impede our negotiations with partners and potential partners; impede testing, monitoring, data collection and analysis and other related activities by us and our partners; interrupt or delay the operations of the FDA or other regulatory authorities, which may impact review and approval timelines for initiation of clinical trials or marketing; impede the launch or commercialization of any approved products; any of which could delay our partnership programs, increase our operating costs, and have a material adverse effect on our business, financial condition and results of operations.

In addition, if COVID-19 infects our genetically modified animals, which form the basis of our platform, or if there is an outbreak among our employees who maintain and care for these animals, we and our partners may be unable to produce antibodies for development. The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and new variants and the actions to contain its impact.

The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or sustain profitability.

We face significant competition in the market for technologies that enable the discovery and development of therapeutic antibodies. Our technologies address antibody therapeutic discovery challenges that are addressed by other platform technologies controlled by companies that have a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. Examples of technical competition at different steps of our technology platform include:

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in discovery using genetically engineered rodents, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Ablexis LLC, Alloy Therapeutics, Inc. Crescendo Biologics Ltd., Harbour Antibodies BV, Merus N.V., Regeneron Pharmaceuticals, Inc. and RenBio Inc.;

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in the field of single-cell screening, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Berkeley Lights Inc., HiFiBio Inc., and Sphere Fluidics Ltd.; and

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in ion channel drug discovery, we face technical competition from companies that provide similar technologies, or biological expertise, such as Charles River Labs Inc., Evotec SE, Metrion Biosciences Ltd., and WuXi AppTec.

We also face direct business competition from companies that provide antibody discovery services using technologies, such as hybridoma and display. Companies with discovery business models that include downstream payments include AbCellera Inc. and Adimab LLC. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology platform. In addition, our partners may also elect to develop their workflows on legacy systems rather than rely on our platform.

Our competitors and potential competitors may enjoy a number of competitive advantages over us. For example these may include longer operating histories, larger customer bases, greater brand recognition and market penetration, greater financial resources, greater technological and research and development resources, better system reliability and robustness, greater selling and marketing capabilities, and integrated manufacturing capabilities.

As a result, our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their platforms or instruments than we can or sell their platforms or instruments, or offer solutions competitive with our platform and solutions at prices designed to win significant levels of market share. In addition, we may encounter challenges in marketing our solutions with our pricing model, which is structured to capture the potential downstream revenues associated with therapeutic candidates that were discovered using our platform. Our partners and potential partners may prefer one or more pricing models employed by our competitors that involve upfront payments rather than downstream revenues. We may not be able to compete effectively against these organizations.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and platform development than we can. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our platform, which could prevent us from increasing our revenue or sustaining profitability.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow.

In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including number of overall partnerships and active partners, the number of overall partnership programs and active programs and the trend of potential downstream revenue terms (milestones and royalties) of the portfolio, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business, and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business grows and as we introduce new solutions. In addition, we are highly dependent on information provided by our partners as to the status of their development programs. To the extent such information is later shown to be inaccurate, our metrics and forecasts could be materially and adversely affected. If our management fails to review other relevant information or change or substitute the key business metrics they review as our business grows, or if our metrics prove inaccurate or unrepresentative based on information provided by our partners or otherwise, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial results and future growth prospects may be adversely impacted.

We rely on third parties to host our mouse and rat colonies and expect to continue to do so for the foreseeable future, and these third parties may not perform satisfactorily which could delay, prevent or impair our partnership programs and research and development efforts.

We do not own or operate vivarium facilities for our mouse and rat colonies and have no plans to expand our vivarium facilities beyond those that house our chickens. We rely, and expect to continue to rely, on third-party CROs to host our mice and rats and to conduct certain research services for us and our partners. We have limited control over the performance by these third parties, including with respect to maintaining adequate quality control, quality assurance and qualified personnel, and to perform their services in compliance with applicable scientific and regulatory requirements. If these third parties are unable to continue maintaining our mice and rats in accordance with our specifications or on commercially reasonable terms, or otherwise perform in a substandard manner, the discovery activities for our partners may be delayed. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional vivarium facilities involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new facility commences work. As a result, delays may occur, which can materially impact our ability to meet our partners’ discovery timelines. Though we carefully manage our relationships with these third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

We rely on a limited number of suppliers for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on a limited number of suppliers, or in some cases single suppliers, to provide certain consumables and equipment that we use in our laboratory operations, as well as reagents and other laboratory materials involved in the development of our technology. Fluctuations in the availability and price of laboratory materials and equipment could have an adverse effect on our ability to meet our technology development goals with our partners and thus our results from operations as well as future partnership opportunities. An interruption in our laboratory operations or technology transfer could occur if we encounter delays, quality issues or other difficulties in securing these consumables, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. In addition, we would likely be required to incur significant costs and devote significant efforts to find new suppliers, acquire and qualify new equipment, validate new reagents and revalidate aspects of our existing assays, which may cause delays in our processing of samples or development and commercialization of our technology. Any such interruption could significantly affect our business, financial condition, results of operations and reputation.

The sizes of the markets and forecasts of market growth for the demand of our OmniAb technology platform and other of our key performance indicators are based on a number of complex assumptions and estimates, and may be inaccurate.

We estimate annual total addressable markets and forecasts of market growth for our platform and technologies and for antibody-based therapeutics generally. We have also developed a standard set of key performance indicators in order to enable us to assess the performance of our business in and across multiple markets, and to forecast future revenue. These estimates, forecasts and key performance indicators are based on a number of complex assumptions, internal and third party estimates and other business data, including assumptions and estimates relating to our ability to generate revenue from the development of new workflows. While we believe our assumptions and the data underlying our estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and indicators. As a result, our estimates of the annual total addressable market and our forecasts of market growth and future revenue from technology access fees, service fees, milestone payments or royalties may prove to be incorrect, and our key business metrics may not reflect our actual performance. For example, if the annual total addressable market or the potential market growth for our platform is smaller than we have estimated or if the key business metrics we utilize to forecast revenue are inaccurate, it may impair our sales growth and have an adverse impact on our business, financial condition, results of operations and prospects.

Third-party payor coverage and reimbursement status of newly approved therapeutics is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for current or future products and services could limit our partners’ ability to fully commercialize therapeutic candidates generated using our platform, which would decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford any therapeutics generated using our platform that our partners may develop and sell. In addition, because the therapeutics we generate may represent new classes of treatments for diseases, we and our partners cannot accurately estimate how such therapeutics would be priced, whether reimbursement could be obtained or any potential revenue generated. Sales of such therapeutics will depend substantially, both domestically and internationally, on the extent to which the costs of such therapeutics are paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, our partners may not be able to successfully commercialize some therapeutics generated with our technology. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow our partners to establish or maintain pricing sufficient to realize a sufficient return on their investment in such therapeutics, and may lead to discontinuation or deprioritization of marketing and sales efforts for such products. Changes in the reimbursement landscape may occur, which are outside of our control, and may impact the commercial viability of our technology development services and/or therapeutics generated using our technology.

There is significant uncertainty related to the insurance coverage and reimbursement of newly cleared, authorized or approved therapeutics in the United States and other jurisdictions. Due to the trend toward value-based pricing and coverage, the increasing influence of health maintenance organizations and additional legislative changes, we expect our partners to experience pricing pressures on therapeutics generated using our platform that our partners may commercialize. The downward pressure on healthcare costs in general, particularly novel therapeutics, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, which would negatively impact our ability to generate revenues.

Healthcare reform efforts aimed at lowering the price of biopharmaceutical products may impact our ability to maintain sufficient profits.

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably.

In particular, in the United States, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (ACA), was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken.

Further, there has been heightened governmental scrutiny recently over the manner in which product manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our products and therapeutic candidates, if approved, or additional pricing pressures. If efforts to contain the price of biopharmaceutical products are successful, the magnitude of milestone payments and royalties we would expect to receive in connection with our partners’ future prioritization and investment in developing novel biologics may be impacted.

We must adapt to rapid and significant technological change and respond to introductions of new products and technologies by competitors to remain competitive.

We provide our antibody discovery solutions and capabilities in industries that are characterized by significant enhancements and evolving industry standards. As a result, our partners’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our platform may become less desirable in the markets we serve, and our partners could move to new technologies offered by our competitors, or engage in antibody discovery themselves. Without the timely introduction of new solutions and technological enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies and markets to further broaden and deepen our capabilities and expertise in antibody drug discovery and development. To the extent we fail to timely introduce new and innovative technologies or solutions, adequately predict our partners’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory information management system, our computational biology system, our knowledge management system, our customer reporting, our platform, our advanced automation systems, and advanced application software. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. These implementations were expensive and required a significant effort in terms of both time and effort. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including laboratory operations, data analysis, quality control, customer service and support, billing, research and development activities, scientific and general administrative activities. A significant risk in implementing these systems, for example, is the integration of separate information technology and telecommunications systems.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious software, bugs or viruses, human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

Our business development and marketing organizations are currently limited, and if we are unable to expand our personnel to reach our existing and potential partners, our business may be adversely affected.

Our business development and marketing functions are currently limited, with only one dedicated business development and two marketing employees, as of September 30, 2021. We have supported these functions with research and development staff attending a variety of scientific conferences which has helped increase the business development pipeline. We will need to expand our commercial organization in order to effectively market our solutions to existing and new partners. Competition for employees capable of negotiating and entering into partnerships with pharmaceutical and biotechnology companies is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our platform and limit our revenue growth and potential profitability. In addition, the time and cost of establishing a specialized sales, marketing and service force for a particular service may be difficult to justify in light of the revenue generated or projected.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to successfully sell our programs and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

Our success is dependent on our ability to attract and retain highly qualified management and other scientific and engineering personnel.

Our success depends in part on our continued ability to attract, retain, manage, and motivate highly qualified management, scientific and engineering personnel, and we face significant competition for experienced personnel. We are highly dependent upon our senior management, as well as our senior scientists and engineers and other members of our management team. The individual and collective efforts of these employees will be important as we continue to develop and market our platform and technology. The loss or incapacity of existing members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Although we intend to execute employment agreements or offer letters with each member of our senior management team, these agreements will be terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life science businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. We may have difficulties locating, recruiting or retaining qualified salespeople. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. A key risk in this area, for example, is that certain of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

We have made technology acquisitions and expect to acquire businesses or assets or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our business includes numerous acquisitions completed by Ligand, including the acquisition of Crystal Bioscience in October 2017, Ab Initio in July 2019, the Icagen ion channel platform through the acquisition of the core assets of Icagen in April 2020, xCella Biosciences in September 2020, and Taurus Biosciences in September 2020. We expect to pursue additional acquisitions of businesses and assets in the future. We may not be able to find suitable partners or acquisition or asset purchase candidates in the future, and we may not be able to complete such transactions on favorable terms, if at all. The competition for strategic partners or acquisition candidates may be intense, and the negotiation process will be time-consuming and complex. If we make any additional acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, these acquisitions may not strengthen our competitive position, the transactions may be viewed negatively by partners or investors, we may be unable to retain key employees of any acquired business, relationships with key suppliers, manufacturers or partners of any acquired business may be impaired due to changes in management and ownership, and we could assume unknown or contingent liabilities. In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with elimination of duplicate operations and facilities and acquired in process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular quarterly or annual periods. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot guarantee that we will be able to fully recover the costs of any acquisition.

Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. We also may experience losses related to investments in other companies, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Acquisitions may also expose us to a variety of international and business related risks, including intellectual property, regulatory laws, local laws, tax and accounting.

To finance any acquisitions or asset purchase, we may choose to issue securities as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire companies or assets using our securities as consideration.

If our operating facilities becomes damaged or inoperable or if we move or are otherwise required to vacate our facilities, our ability to conduct and pursue our research and development efforts may be jeopardized.

Our scientific and engineering research and development and testing is conducted at our facilities located in Emeryville, California, Durham, North Carolina, and Tucson, Arizona. Our facilities and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our partners and develop updates, upgrades and other improvements to our platform, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues could develop if our facilities are inoperable or suffer a loss of utilization for even a short period of time, may result in the loss of partners or harm to our reputation, and we may be unable to regain those partners or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in research and development efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

In addition, we plan to plan to move and expand the vivarium facilities housing our chickens in 2022. Such a move could disrupt our operations as we ramp up the new facility, result in animal injury or death, or otherwise impair the research services conducted using such animals. Adverse consequences resulting from our planned move could harm our relationships with our partners and our reputation, and could affect our ability to generate revenue.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include general liability, property, umbrella and directors’ and officers’ insurance.

Any additional insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim or series of claims in which judgments exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects, including preventing or limiting the use of our platform to discover antibodies.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we generate and store sensitive data, including research data, intellectual property and proprietary business information owned or controlled by ourselves or our employees, partners and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. Further, to the extent our employees are working at home during the COVID-19 pandemic, additional risks may arise as a result of depending on the networking and security put into place by the employees. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Our third-party service providers and partners are also subject to these heightened risks. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or infections by viruses or other malware or breached due to erroneous actions or inactions by our employees or contractors, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Our business could become subject to more extensive government regulation than we currently anticipate, and regulatory compliance obligations and the investigational exemption and approval processes to which our animals may become subject are expensive, time-consuming and uncertain both in timing and in outcome.

We believe our operations are currently subject to limited direct regulation by the FDA or comparable regulatory bodies. However, our business could in future become subject to more direct oversight by the FDA, or other comparable domestic or international agencies. For example, we may be subject to evolving and variable regulations governing the production of genetically engineered organisms. In particular, the FDA regulates animals whose genomes have been intentionally altered, and the FDA considers such alterations to be new animal drugs that may require approvals or exemptions in order to be commercially marketed or for investigational use in the United States. For example, we have been in communication with the FDA regarding the regulatory requirements applicable to our OmniChickens designed to produce human immunoglobulins, and the FDA has advised us that such approvals or exemptions are not required in light of the early stage of our research. However, the FDA may determine that we are not in compliance with the conditions imposed upon us to avoid the requirement for such approvals or exemptions at present or we may later become subject to such approvals or exemptions. Furthermore, while we have no active plans to operate a manufacturing facility designed to comply with current good manufacturing practices (cGMPs), future market pressures or the lack of available capacity at cGMP manufacturing facilities may necessitate our entry into this market. Complying with such regulations may be expensive, time-consuming and uncertain, and if we fail to comply with any applicable requirements enforced by the FDA with respect to our intentionally genetically altered animals or otherwise, we may be subject to administratively or judicially imposed sanctions, including restrictions on our products or operations, warning or untitled letters, civil or criminal penalties, injunctions, product seizures, product detentions, import bans, product recalls, or adverse publicity requirements, any of which could have an adverse effect on our business, financial condition and operating results.

Our business operations and current and future relationships with investigators, healthcare professionals, and partners may be subject to applicable fraud and abuse and other healthcare laws and regulations, which could expose us and/or our partners to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare professionals, physicians and third-party payors will play a primary role in the recommendation and prescription of any therapeutic candidates generated by our platform for which our partners obtain marketing approval. Our arrangements with our partners may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct our business. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the U.S. federal False Claims Act and civil monetary penalties laws, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. The government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or service. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the U.S. Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report to the Department of Health and Human Services information related to certain financial interactions with physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), additional categories of healthcare practitioners beginning in 2022, and teaching hospitals, as well as the ownership and investment interests of physicians and their immediate family members; and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare professionals or marketing expenditures and pricing information.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our or our partners’ business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our or our partners’ operations were to be found to be in violation of any of these laws or any other governmental regulations that may apply, we and/or our partners may be subject to the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, defending against any such actions can be costly, time consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Changes in and actual or perceived failures to comply with applicable data privacy, security and protection laws, regulations, standards and contractual obligations may adversely affect our business, operations and financial performance.

We and our partners may be subject to federal, state, and foreign laws and regulations that govern data privacy and security. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, which may affect our business and may increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations govern the collection, use, disclosure, and protection of personal information, including state data breach notification laws, federal and state health information privacy laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues. If we fail to comply with applicable laws and regulations we could be subject to penalties or sanctions, including criminal penalties if we knowingly obtain or disclose individually identifiable health information from a covered entity in a manner that is not authorized or permitted by HIPAA or applicable state laws.

We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the European Union General Data Protection Regulation (GDPR) governs certain collection and other processing activities involving personal data about individuals in the European Economic Area (EEA). Among other things, the GDPR imposes requirements regarding the security of personal data, the rights of data subjects to access and delete personal data, requires having lawful bases on which personal data can be processed, includes requirements relating to the consent of individuals to whom the personal data relates, requires detailed notices for clinical trial participants and investigators and regulates transfers of personal data from the EEA to third countries that have not been found to provide adequate protection to such personal data, including the United States. In addition, the GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, from January 1, 2021, companies have been subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

Compliance with applicable data privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. If we fail to comply with any such laws, rules or regulations, we may face government investigations and/or enforcement actions, fines, civil or criminal penalties, private litigation or adverse publicity that could adversely affect our business, financial condition and results of operations.

Risks Related to the Separation and Our Relationship with Ligand

Following the completion of the offering, Ligand will continue to have significant control over us for a period of time, which could continue indefinitely, preventing you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, Ligand will own        % of our outstanding common stock.

Ligand has indicated that, following completion of the offering, it intends to divest its interest in us. However, Ligand is under no obligation to do so or to dispose of any of its shares of our common stock, whether pursuant to the distribution or otherwise. A determination whether to effect the distribution or other disposal of any our shares of common stock, and the timing thereof, is within Ligand’s sole discretion.

If the distribution does not occur, or if Ligand does not otherwise dispose of its shares of our common stock, the risks relating to Ligand’s control of us will continue to be relevant to our stockholders. The liquidity of shares of our common stock in the market may be constrained for as long as Ligand continues to hold a significant position in our common stock. A lack of liquidity in our common stock could depress the price of our common stock.

For so long as Ligand controls the majority of the voting power of our outstanding common stock, it will determine the outcome of all corporate actions requiring stockholder approval. Even if Ligand were to dispose of certain of its shares of our common stock such that it would control less than a majority of the voting power of our outstanding common stock, it may still be able to influence the outcome of corporate actions so long as it retains a significant portion of our common stock. During the period of Ligand’s ownership, investors in this offering may not be able to affect the outcome of such corporate actions. For such time as Ligand owns a controlling interest in or a significant portion of our common stock, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	the election of directors;

•	determinations with respect to our business direction and policies, including the appointment and removal of officers;

•	determinations with respect to corporate transactions, such as mergers, business combinations or the acquisition or the disposition of assets;

•	our financing and dividend policy;

•	determinations with respect to our tax returns; and

•	compensation and benefits programs and other human resources policy decisions.

Ligand’s interests may differ from our interests and the interests of our public stockholders.

Ligand’s interests may differ from our interests and the interests of our stockholders, and therefore actions Ligand takes with respect to us, as a controlling or significant stockholder, including under the separation agreement, may not be favorable to us or our public stockholders.

Ligand will have significant rights under the separation agreement with us.

Until such time, if any, as Ligand divests all of its shares of our common stock, the separation agreement will give Ligand certain significant rights. The separation agreement will provide that, for so long as Ligand beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors, Ligand will be entitled to designate a majority of the directors (including the chairman of the Board)

and a majority of the members of any committee of the Board, and we will be required to use reasonable best efforts to take advantage of any “controlled company” exemption (including related to director independence) under applicable stock exchange rules.

In addition, subject to certain exceptions, so long as Ligand beneficially owns at least a majority of our voting shares, we will be required to obtain Ligand’s prior written approval before undertaking (or permitting or authorizing any of our subsidiaries to undertake) various significant corporate actions, including:

•	consolidation or merger transactions;

•	dissolution, liquidation or winding up;

•	incurrence of any indebtedness (as defined in the separation agreement), other than pursuant to existing debt obligations or unsecured lines of credit as of the date of completion of the offering;

•

altering, amending, terminating, repealing or adopting any provisions inconsistent with our amended and restated certificate of incorporation or our amended and restated bylaws (unless required to comply with applicable law); or

•

the issuance, purchase, redemption or other acquisition or retirement for value of any of our equity securities (other than deemed repurchases resulting from the exercise of stock options or tax withholdings).

If Ligand sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Ligand will continue to own        % of our outstanding common stock. Subject to the provisions of the lock-up agreement entered into in connection with this offering, Ligand will not be restricted from selling some or all of its shares of our common stock in a privately negotiated transaction or otherwise, and a sale of its shares, if sufficient in size, could result in a change of control of our company.

The ability of Ligand to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock held by our other stockholders, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Ligand on its private sale of our common stock. Additionally, if Ligand privately sells its controlling equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Ligand sells a controlling interest in our company to a third party, our other commercial agreements and relationships, including any remaining agreements with Ligand, could be impacted, which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial condition and results of operations.

We will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, we may elect to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies. We do not currently expect or intend to rely on any of these exemptions, but we cannot assure that we will not rely on these exemptions in the future.

After the completion of this offering, Ligand will own more than 50% of the total voting power of our outstanding common stock, and we will be a “controlled company” under the applicable rules of Nasdaq. As a controlled company, we may elect to rely on exemptions from certain of the applicable corporate governance requirements of Nasdaq, including the requirements that:

•	a majority of our board of directors consists of independent directors;

•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, while Ligand continues to control a majority of our outstanding common stock, we may elect not to comply with the corporate governance standards requiring (i) a majority of independent directors on the board; (ii) a fully independent compensation committee; and (iii) a fully independent nominating and corporate governance committee. If we rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a controlled company within the meaning of the applicable rules of Nasdaq, we will be required to comply with these requirements after specified transition periods.

As a result of the separation, we will lose Ligand’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.

We believe our association with Ligand has contributed to our building relationships with our customers due to Ligand’s globally recognized brand and reputation for innovation in drug discovery and development. This offering and the separation could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products.

The loss of Ligand’s scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with us. In addition, Ligand’s reduction of its ownership of our company could potentially cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that this offering, the separation or the distribution will have on our business, our clients, vendors or other persons, or whether our OmniAb brand will be accepted in the marketplace.

Further, because we have not operated as a standalone company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by Ligand to our company, and in connection with the separation, may also face difficulty in separating our assets from Ligand’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be materially and adversely affected if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from Ligand’s assets or integrating newly-acquired assets.

We will incur significant charges in connection with this offering and the separation and incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after this offering. We may also need to make investments or hire additional employees, or out-source certain functions, systems and infrastructure through contracts with third parties, to operate without access to Ligand’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

Ligand currently performs or supports many important corporate functions for our company. Our combined financial statements reflect charges for these services on an allocated basis. Following this offering, many of these services will be governed by our transition services agreement with Ligand. Under the transition services agreement we will be able to use these Ligand services for a fixed term established on a service-by-service basis.

Either party will be able to terminate the transition services agreement due to an uncured material breach of the other party, or if the other party undergoes a change of control. We and Ligand may also mutual agree to terminate the transition services agreement early if the parties determine that the services thereunder is no longer necessary.

We will pay Ligand mutually agreed-upon fees for these services, which will be based on Ligand’s actual direct and indirect costs of providing such services. In addition, while these services are being provided to us by Ligand, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited. Prior to the distribution, if effected, Ligand will have the unilateral right to resolve disputes under the transitional services agreement.

We may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Ligand under our transitional services agreement. Additionally, after the transitional services agreement terminates, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Ligand. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Ligand, which may not be addressed in our transitional services agreement. The level of this informal support will diminish or be eliminated following this offering.

In addition, our historical combined financial statements include the attribution of certain assets and liabilities that historically have been held at the Ligand corporate level but which are specifically identifiable or attributable to the businesses being transferred to us in connection with the separation. The value of the assets and liabilities we assume in connection with the separation could ultimately be materially different than such attributions, which could have a material adverse effect on our financial condition.

In connection with the separation, we will also enter into a second transition services agreement under which we will provide certain technical and scientific services to Ligand. These will be services that we historically provided to Ligand prior to the separation. Under this transition services agreement, Ligand will be able to use our services for a fixed term established on a service-by-service basis. Ether party will be able to terminate the transition services agreement due to an uncured material breach of the other party, or if the other party undergoes a change of control. We and Ligand may also mutually agree to terminate the transition services agreement early if the parties determine that the services thereunder are no longer necessary. Ligand will pay us mutually agreed-upon fees for these services, which will be based on our actual direct and indirect costs of providing such services. In addition, while these services are being provided to Ligand by us, our operational flexibility to modify or implement changes with respect to our capabilities to provide such services will be limited, and we may be obligated to maintain certain functions and capabilities solely to be able to meet our obligations to Ligand under this transition services agreement.

Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

•	our historical combined financial data does not reflect the separation;

•

our historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within Ligand, such as expenses for executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company;

•	our cost of debt and our capital structure will be different from that reflected in our historical combined financial statements;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act); and

•

this offering may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with Ligand.

Our financial condition and future results of operations, after giving effect to the separation, will be materially different from amounts reflected in our historical combined financial statements included elsewhere in this prospectus. As a result of the separation, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Ligand may compete with us.

Ligand will not be restricted from competing with us in the antibody discovery business. Although Ligand has informed us it has no current intention to compete with us in the antibody discovery business, if Ligand in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially and adversely affected.

Certain of our directors may have actual or potential conflicts of interest because of their positions with Ligand.

Following this offering, certain of our directors will retain their positions as employees with Ligand. In addition, such directors may own Ligand common stock or equity awards. For certain of these individuals, their holdings of Ligand common stock or equity awards may be significant compared to their total assets. Their position at Ligand and the ownership of any Ligand equity or equity awards creates, or may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for Ligand than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, matters arising with respect to the separation agreement and other agreements with Ligand relating to the separation or otherwise, employee retention or recruiting, or our dividend policy.

Provisions relating to certain relationships and transactions in our amended and restated certificate of incorporation address certain potential conflicts of interest between us, on the one hand, and Ligand and its officers who are directors of our Company, on the other hand. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve certain conflicts between us and Ligand fairly, we cannot assure you that any conflicts will be so resolved. The principles for resolving these potential conflicts of interest are described under “Description of Capital Stock—Conflicts of Interest; Corporate Opportunities.”

Ligand and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation provide that, subject to any contractual provision to the contrary, Ligand will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as we do; or

•	doing business with any of our clients, customers or vendors.

Under our amended and restated certificate of incorporation, neither Ligand nor any officer or director of Ligand, including our directors who are also Ligand employees, except as provided therein, is liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

If Ligand makes the distribution, and the distribution, together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, Ligand and its stockholders could incur significant tax liabilities, and we could be required to indemnify Ligand for taxes, which could be material, pursuant to indemnification obligations under the tax matters agreement

If Ligand makes the distribution, Ligand expects it will have received an opinion of tax counsel, and may request a private letter ruling from the IRS, regarding the qualification for U.S. federal income tax purposes of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The opinion and private letter ruling (if requested and received) will be subject to certain qualifications and limitations and will be based on, among other things, certain facts, assumptions, representations and undertakings from Ligand and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not satisfied, Ligand may not be able to rely on the opinion or ruling, and Ligand and its stockholders could be subject to significant U.S. federal income tax liabilities. In addition, a private letter ruling would not address all the requirements necessary for the distribution to qualify for tax-free treatment, and the opinion, which would address all such requirements, would rely on such a private letter ruling with respect to matters covered by such ruling and would not be binding on the IRS or the courts. Notwithstanding any private letter ruling or opinion, the IRS could determine on audit that the distribution does not qualify as a reorganization if it determines that any of the facts, assumptions, representations or undertakings on which the opinion or any ruling is based are not correct or have been violated or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution.

If the distribution, together with certain related transactions, is ultimately determined not to qualify as a reorganization, the distribution could be treated as a taxable disposition of shares of our stock by Ligand and as a taxable dividend or capital gain to Ligand’s stockholders for U.S. federal income tax purposes. In such case, Ligand and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities. Under the tax matters agreement that we will enter into with Ligand, we will generally be required to indemnify Ligand against taxes incurred by Ligand that arise as a result of actions or omissions by us that prevent the distribution, together with certain related transactions, from qualifying as a reorganization under Sections 355 and 368(a)(1)(D) of the Code.

If Ligand makes the distribution, we might not be able to engage in certain transaction and equity issuances

If Ligand makes the distribution, our ability to engage in significant equity transactions could be limited or restricted after in order to preserve, for U.S. federal income tax purposes, the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Even if the distribution otherwise qualifies for tax-free treatment to Ligand’s stockholders under Section 355 of the Code, it may result in corporate-level taxable gain to Ligand if there is a 50% or greater change in ownership, by vote or value, of shares of our stock, Ligand’s stock or the stock of a successor of either occurring as part of a plan or series of related transactions that includes the distribution. Any acquisitions or issuances of our stock or Ligand’s stock within two years after the distribution are generally presumed to be part of such a plan, although Ligand may be able to rebut that presumption.

Under the tax matters agreement that we will enter into with Ligand, we and our subsidiaries may be prohibited for the two-year period following the distribution, except in specific circumstances, from (i) entering into any transaction pursuant to which all or a portion of our stock would be acquired, whether by merger or otherwise, (ii) ceasing to actively conduct certain of our businesses, or (iii) taking or failing to take any action if such action or failure to act would prevent the distribution, together with certain related transactions, from qualifying as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit for a period of time our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. For more information, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

The anticipated benefits of the separation may not be achieved.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation. Further, such benefits, if ultimately achieved, may be delayed. These benefits include the following:

•	;

•	;

•	;

•	; and

•	.

We may not achieve the anticipated benefits of the separation for a variety of reasons. In addition, the separation could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platform and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our platform and services may be impaired.

We rely on patent protection, as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions, to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage to exclude our competitors from making products or providing services claimed in our patents, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

Our success depends in large part on our ability to obtain and maintain adequate protection of the intellectual property we may own solely and jointly with others or otherwise have rights to, particularly patents, in the United States and in other countries with respect to our platform, our software and our technologies, without infringing the intellectual property rights of others.

We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking patents intended to cover our platform and related technologies and uses thereof, as we deem appropriate. Certain of our patents and patent applications in the United States and certain foreign jurisdictions relate to our technology. However, obtaining and enforcing patents in our industry is costly, time-consuming and complex, and we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. There can be no assurance that the claims of our patents (or any patent application that issues as a patent), will exclude others from making, using, importing, offering for sale, or selling our products or services that are substantially similar to ours. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our technology without our permission, and we may not be able to stop them from doing so. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties or deemed unenforceable by a court. It is possible that others will design around our current or future patented technologies. As a result, our owned and licensed patents and patent applications comprising our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar to any of our technology.

It is possible that in the future some of our patents, licensed patents or patent applications may be challenged in court in the United States or outside of the United States, at the United States Patent and Trademark Office (USPTO) or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents or patent applications. Any successful third party challenge to our patents could result in loss of exclusivity, patent claims being narrowed, or the unenforceability or invalidity of such patents, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, limit the duration of the patent protection of our technology, and increase competition to our business. We may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceedings can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and involve substantial cost, and may divert our efforts and attention from other aspects of our business.

Any changes we make to our technology, including changes that may be required for commercialization or that cause them to have what we view as more advantageous properties, may not be covered by our existing patent portfolio, and we may be required to file new applications and/or seek other forms of protection for any such alterations to our technology. There can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to our technology.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our technology.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. We may not develop additional proprietary platforms, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the America Invents Act), the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our technology or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications are now prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our and our licensors’ ability to obtain new patents or to enforce existing patents and may facilitate third party challenges to any owned or licensed patents.

Issued patents directed to our platform and technology could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents or amendment to our patents in such a way that any resulting protection may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

In April 2020, Regeneron Pharmaceuticals filed an opposition to our European Patent No. 2931030 directed to human-rat chimeric antibodies. The opposition is ongoing. If the opposition is successful in invalidating the claims of the patent, or narrowing their scope, the loss in ability to assert the patent in its current form may lead to increased competition to our business, which could harm our business.

We may not be aware of all third party intellectual property rights potentially relating to our platform or technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We or our licensors might not have been the first to make the inventions included in each of our pending patent applications and we or our licensors might not have been the first to file patent applications for these inventions. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications or licensed patents and patent applications has been found, which could be used by a third party to challenge their validity, or prevent a patent from issuing from a pending patent application.

To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

We rely on in-licenses from third parties. If we lose these rights, our business may be materially and adversely affected, our ability to develop improvements to our technology platform and antibody discovery platform may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation, as well as the potential loss of or limitations on our ability to incorporate the technology covered by these license agreements.

We are party to royalty-bearing license agreements that grant us rights to practice certain patent rights that are related to our systems, including our microcapillary assay technology, methods for selecting agents that bind to transmembrane receptors in a conformationally selective manner, and bovine antibody humanization technology. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Some of our license agreements impose, and we expect that any future in-license agreements will impose, various development, diligence, commercialization and other obligations on us. We may enter into engagements in the future, with other licensors or other third parties under which we obtain certain intellectual property rights relating to our platform and technology. These engagements may take the form of an exclusive license or purchase of intellectual property rights or technology from third parties. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those agreements. In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties.

Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:

•	the scope of rights granted under the agreements and other interpretation-related issues;

•	the extent to which our systems and consumables, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our license agreements with our partners;

•	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop technologies similar to ours. In addition, absent the rights granted to us under our license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities that are deemed infringing, and in such event we may ultimately need to modify our activities or technologies to design around such infringement, which may be time- and resource-consuming, and which ultimately may not be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our rights to certain components of our technology platform, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the third party, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.

If we cannot acquire or license rights to use technologies on reasonable terms or if we fail to comply with our obligations under such agreements, we may not be able to commercialize new technologies or services in the future and our business could be harmed.

In the future, we may identify third party intellectual property and technology we may need to acquire or license in order to engage in our business, including to develop or commercialize new technologies or services, and the growth of our business may depend in part on our ability to acquire, in-license or use this technology. However, such licenses may not be available to us on acceptable terms or at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor in return for the use of such licensor’s technology, lump-sum payments, payments based on certain milestones such as sales volumes, or royalties based on sales of our platform. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize technology covered by these license agreements. If these licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects. Additionally, termination of these license agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more technologies that rely on such agreements.

We cannot prevent third parties from also accessing those technologies. In addition, our licenses may place restrictions on our future business opportunities.

In addition to the above risks, intellectual property rights that we license in the future may include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our or our partners’ ability to further commercialize our technology or products generated using our technology may be materially harmed.

Further, we may not have the right to control the prosecution, maintenance and enforcement of all of our licensed and sublicensed intellectual property, and even when we do have such rights, we may require the cooperation of our licensors and upstream licensors, which may not be forthcoming. Our business could be adversely affected if we or our licensors are unable to prosecute, maintain and enforce our licensed and sublicensed intellectual property effectively.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-license. If other third parties have ownership rights to patents or patent applications we in-license, they may be able to license such patents to our competitors, and our competitors could market competing technology and services. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, we could encounter delays in the introduction of new technology or services while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our platform and technology and advancing partnerships, which could harm our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our platform, technology, software, systems, workflows and processes in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. Further, we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own platform or technologies and may also sell their products or services to territories where we have patent protection, but enforcement is not as strong as that in the United States. These platforms and technologies may compete with ours. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to any therapeutic candidates generated by our platform that our partners may develop but that are not covered by the claims of the patents that we or our partners have or license or may own or license in the future;

•

we, or our current or future partners, might not have been the first to make the inventions covered by the issued patents and pending patent applications that we or our partners have or license or may have or license in the future;

•	we, or our current or future partners, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending patent applications or those that we may hold in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable technology or therapeutic candidates of our partners or will provide us or our partners with any competitive advantages;

•	we cannot ensure that our commercial activities or partners’ therapeutic candidates will not infringe the patents of others;

•	we cannot ensure that we will be able to further commercialize our technology on a substantial scale, if approved, before the relevant patents that we hold or license expire;

•	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our technology;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or intellectual property rights of others may harm our business; and

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our information and our trade secrets, the value of our technology could be materially and adversely affected and our business could be harmed.

We rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our technology platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. Further , we may need to share our trade secrets and confidential know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential technologies and solutions, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies or platform. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets. If we apply to register these trademarks in other countries, and/or other trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third party rights, we may not be able to use these trademarks to market our technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially and adversely impacted.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, partners or other third parties have an interest in our or our in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables, reagents, and transgenic animals. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain partners or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may from time to time become involved in litigation and other proceedings related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations and prospects.

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology, pharmaceutical and drug discovery industries, including patent infringement lawsuits, declaratory judgment litigation and adversarial proceedings before the USPTO, including interferences, derivation proceedings, ex parte reexaminations, post-grant review and inter partes review, as well as corresponding proceedings in foreign courts and foreign patent offices.

We are, and may, in the future, become involved with litigation or actions at the USPTO or foreign patent offices with various third parties. We expect that the number of such claims may increase as our business, visibility and partnership base expands, and as the level of competition in our industry increases. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing partners delaying entering into engagements with us pending resolution of the dispute.

It may be necessary for us to pursue litigation or adversarial proceedings before the patent office in order to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. The outcome of any such litigation might not be favorable to us, and even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

Third parties may assert that we are employing their proprietary technology without authorization. Given that the therapeutics discovery field is a highly competitive areas, there may be third-party intellectual property rights that others believe could relate to our technologies. The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. An unfavorable outcome in any such proceeding could require us to cease using the related technology or developing or commercializing our technology, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all.

Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our current or future products, technologies and services may infringe. We cannot be certain that we have identified or addressed all potentially significant third-party patents in advance of an infringement claim being made against us. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our technologies infringes these patents. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products or services, and the prohibition of sale of any of our technologies could materially affect our business and our ability to gain market acceptance for our technology.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our partners, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects.

Any uncertainties resulting from the initiation and continuation of any litigation or administrative proceeding could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on issued United States and most foreign patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications in order to maintain such patents and patent applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on those services and our outside counsel to pay these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals and services to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, if we or our licensors fail to maintain the patents and patent applications covering our technology and products, our competitors may be able to enter the market with similar or identical technology or products without infringing our patents and this circumstance would have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our technology for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. This term can be reduced by the filing of a terminal disclaimer. Some of our patents have terminal disclaimers. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our platform or technology are obtained, once the patent life has expired, we may be open to competition from others. If our platform or technologies require extended development and/or regulatory review, patents protecting our platform or technologies might expire before or shortly after we are able to successfully commercialize them. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing processes or technologies similar or identical to ours.

Our use of open source software could compromise our ability to offer our data packages and subject us to possible litigation.

We use open source software in connection with our technology and computational engine of our platform. Companies that incorporate open source software into their technologies and services have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technologies that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Some of our intellectual property rights may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of our intellectual property rights may have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our technology pursuant to the Bayh-Dole Act of 1980 (Bayh-Dole Act), and implementing regulations. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us or our licensors to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. These time limits have recently been changed by regulation, and may change in the future. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Risks Related to This Offering and Ownership of Our Common stock

There has been no public market for our common stock and an active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may never develop or be sustained following this offering. We and the representatives of the underwriters determined the initial public offering price of our common stock through negotiations and the negotiated price may not be indicative of the market price of our common stock after this offering. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially and adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for stock of biotechnology and biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

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our inability to establish additional partnerships, the termination of license agreements by our existing partners or announcements by our partners regarding therapeutic candidates generated using our platform;

•	the introduction of new technologies or enhancements to existing technology by us or others in our industry;

•	departures of key scientific or management personnel;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or antibody discovery in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	announcements or actions taken by Ligand as our principal stockholder, including the future distribution of our stock;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic;

•	general economic, industry and market conditions other events or factors, many of which are beyond our control; and

•	changes in accounting standards, policies, guidelines, interpretations or principles.

In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $            per share, assuming an initial public offering price of $                     per share, which is the midpoint of the price range set forth on the cover of this prospectus. In addition, in connection with the distribution, we expect that Ligand equity-based awards held by our employees will be adjusted as described under “Certain Relationships and Related Person Transactions—Employee Matters Agreement” below, and expect to issue equity-based awards in the future, each of which may result in additional dilution to investors. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

The market price of our common stock could decline significantly as a result of sales or other distributions of a large number of shares of our common stock in the market after this offering, including shares that might be offered for sale or distributed by Ligand. The perception that these sales might occur could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have                shares of common stock (                shares if the underwriters exercise their option to purchase additional shares in full) outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We will grant registration rights to Ligand with respect to shares of our common stock. Any shares registered pursuant to the registration rights agreement described in the section titled “Certain Relationships and Related Person Transactions” will be freely tradable in the public market following a 180-day lock-up period applicable to Ligand as described below.

Our directors and executive officers and Ligand have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of             . The underwriters may permit our officers, directors and Ligand to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.”

In addition, promptly following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act registering the issuance of approximately                shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of                shares of our outstanding common stock, or approximately                 % of our total outstanding common stock based on shares outstanding as of December 31, 2021, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or grant licenses on terms unfavorable to us.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the JOBS Act), and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, as defined under the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley);

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the U.S. Securities and Exchange Commission (SEC) determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

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the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

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the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation will provide, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our financial statements include the estimated variable consideration included in the transaction price in our contracts with customers, stock-based compensation, and valuation of our equity investments in early-stage biotechnology companies. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position, and profit.

General Risk Factors

Our employees, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.

We work with materials, including chemicals, biological agents and compounds that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by state and federal authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.

In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of our commercialization efforts, research and development programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations. In the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the US Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the US Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. We are also subject to other U.S. laws and regulations governing export controls, as well as economic sanctions and embargoes on certain countries and persons.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We will incur significant increased costs as a result of operating as a standalone public company, and our management will be required to devote substantial time to new compliance initiatives.

As a standalone public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our stock price and trading volume to decline.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In our efforts to maintain proper and effective internal control over financial reporting, we may discover significant deficiencies or material weaknesses in our internal control over financial reporting, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which may harm the market price of our shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including, but not limited to, statements regarding our future results of operations and financial position, business strategy, the effects of the separation or the distribution, if consummated, our expectations regarding the application of, and the rate and degree of market acceptance of, our OmniAb technology platform and other technologies, our expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which we operate, the potential for and timing of receipt of milestones and royalties under our license agreements with partners, research and development plans, the potential for our partnered or internal programs to progress in their development, the anticipated timing of the initiation and completion of preclinical studies and clinical trials by our partners or us, the timing and likelihood of regulatory filings and product approvals by our partners or us, the potential for and timing of any commercial product launches by our partners and potential for commercial success, our ability to enter into any new, or maintain existing, strategic partnerships or collaborative relationships, the impact of COVID-19 on our business and that of our partners, our ability to obtain and maintain intellectual property protection for our platform, products and technologies, the timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated business development and product development efforts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, neither we nor Ligand undertake any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section titled “Where You Can Find More Information.”

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon them.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, assuming an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming that the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering, together with anticipated cash flows from operations, to continue to invest in research and development to deepen and expand our technology platform, expand our business development and marketing team to enhance the marketing of our solutions to new and existing partners, and for general corporate purposes, including working capital, operating expenses and capital expenditures.

We may also use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets, although we have no current agreements, commitments or understandings to do so.

Based on our current operating plan, we believe the estimated net proceeds from this offering, together with anticipated cash flows from operations, will be sufficient to meet our anticipated cash requirements through at least the next                months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

Our expected use of existing cash and cash equivalents and our net proceeds from this offering represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress and costs of our research and development activities, the amount and timing of milestone and royalty payments from our partnered programs, and any unforeseen cash needs.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of September 30, 2021:

•	on a historical basis; and

•

on a pro forma basis to give effect to (i) the separation and (ii) the sale by us of                 shares of common stock in this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $                per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation been completed as of September 30, 2021. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

As of September 30, 2021
(in thousands, except share and per share data)	Actual	Pro Forma(1)
(unaudited)
Stockholders’ equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued or outstanding pro forma and pro forma as adjusted

Common stock, par value $0.001 per share;                 shares authorized,                 shares issued and shares outstanding, actual;                 shares authorized pro forma and pro forma as adjusted;                 shares issued and outstanding, pro forma; and                 shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Net Parent investment(2)
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization		$

(1)	The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A one million share increase (decrease) in the number of shares offered by us at the assumed initial public offering price per share of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Reflects the net Parent investment impact as a result of the anticipated post-separation and post-offering capital structure.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after giving effect to the separation and this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book deficit per share after giving effect to the separation and this offering. As of September 30, 2021, after giving effect to the separation and this offering, our pro forma net tangible book value (deficit) was approximately $    million, or $    per share based on    shares of our common stock outstanding immediately prior to this offering. This represents an immediate increase in pro forma net tangible book value of $    per share to our existing stockholder, Ligand, and an immediate dilution of $    per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$

Pro forma net tangible book value (deficit) per share after giving effect to the separation	$

Decrease in pro forma net tangible book value (deficit) per share attributable to investors participating in this offering

Pro forma net tangible book deficit per share of common stock, after giving effect to the separation and this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase in the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by approximately $    , and decrease the dilution in pro forma net tangible book value per share to new investors by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $    per share would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $    , and increase the dilution in pro forma net tangible book value per share to new investors by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $                and decrease the dilution to investors participating in this offering by approximately $                per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $                and increase the dilution to investors participating in this offering by approximately $                per share, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to                 additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $                per share, the increase in pro forma as adjusted net tangible book value per share to our existing stockholder, Ligand, would be $                per share and the dilution per share to new investors would be $                per share, in each case assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2021, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by our existing stockholder, Ligand, for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholder paid.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Ligand(1)			%	$		%	$
Investors participating in this offering

Total		100.0%			100.0%

(1)	Total consideration represents the pro forma book value of the net assets being contributed to us by Ligand in connection with the separation

Each $1.00 increase in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                 million, $                 million and $                , respectively, while each $1.00 decrease in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                 million, $                 million and $                , respectively, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $                 million, $                 million and $                , respectively, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•

an aggregate of                 shares of our common stock that will be available for future equity awards under our 2022 Incentive Award Plan, as further described in the section entitled “Executive and Director Compensation—Equity Compensation Plans—2022 Incentive Award Plan”; and

•

an aggregate of                shares of our common stock that will be available for future issuance under our 2022 Employee Stock Purchase Plan, as further described in the section entitled Executive and Director Compensation—Equity Compensation Plans—2022 Employee Stock Purchase Plan.”

To the extent any outstanding options are exercised, or we issue additional equity or convertible securities in the future, there will be further dilution to new investors.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements have been derived from our audited annual combined financial statements for the year ended December 31, 2020, included elsewhere in this prospectus, to reflect adjustments to OmniAb after giving effect to the separation and this offering. We have historically operated as part of Ligand and not as a separate, publicly-traded company. Our combined financial statements have been derived from Ligand’s historical accounting records and are presented on a carve-out basis.

The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” or the “Final Rule”. The Final Rule became effective on January 1, 2021 and the unaudited pro forma combined financial statements are presented in accordance therewith.

The unaudited pro forma combined financial statements consist of an unaudited pro forma combined balance sheet as of December 31, 2020 and unaudited pro forma combined statement of operations for the year ended December 31, 2020, prepared in accordance with U.S. generally accepted accounting principles (GAAP). The unaudited pro forma combined financial statements reported below should be read in conjunction with our historical audited combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The unaudited pro forma combined financial statements presented below have been derived from our historical audited combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 gives effect to the separation and the related transactions described below as if they had occurred on January 1, 2020. The unaudited pro forma balance sheet as of December 31, 2020 gives effect to the separation and the related transactions described below as if they had occurred on such date.

In management’s opinion, the unaudited pro forma combined financial statements reflect adjustments necessary to present fairly OmniAb’s pro forma results and financial position as of and for the period indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable and reflect changes necessary to reflect OmniAb’s financial condition and results of operations as if we were a stand-alone entity. Actual adjustments may differ materially from the information presented herein.

The unaudited pro forma combined financial statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations as if we were a separate stand-alone entity.

Transaction accounting adjustments that reflect the effects of OmniAb’s legal separation from Ligand include the following adjustments:

•	the impact of the separation agreement, tax matters agreement, employee matters agreement, and transition services agreements between OmniAb and Ligand; and

•	the transfer of certain transaction costs resulting from the separation that were not included in our historical combined financial statements.

Autonomous entity adjustments of incremental expense or other changes necessary to reflect the operations and financial position of OmniAb as an autonomous entity when OmniAb was previously part of Ligand, include the following adjustments:

•	the contribution by Ligand to OmniAb, pursuant to the separation agreement, of all assets and liabilities that comprise our business; and

•	other adjustments as described in the notes to these unaudited pro forma combined financial statements.

The pro forma financial statements include all revenue and costs directly attributable to OmniAb as well as an allocation of expenses related to facilities, functions and services provided by Ligand. These corporate expenses have been allocated to our business based on direct usage or benefit, where identifiable, with the remainder allocated based on headcount or percentage of total operating expenses. All charges and allocations of cost for facilities, functions, and services provided by Ligand have been deemed paid by us to Ligand, in cash, in the period in which the cost was recorded in the pro forma combined statement of comprehensive income. Allocations to the OmniAb business of current income taxes payable are deemed to have been remitted, in cash, to Ligand in the period the related tax expense was recorded. Allocations of current income taxes receivable are deemed to have been remitted to us, in cash, by Ligand in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by OmniAb on a stand-alone basis under the law of the relevant taxing jurisdiction.

Transactions between Ligand and us are accounted for through Parent company net investment in OmniAb. Any transactions which have been included in our combined financial statements from Ligand-owned legal entities which are not exclusively operating as our legal entities are considered to be effectively settled in our combined financial statements at the time the separation is recorded between Ligand and us. The total net effect of the settlement of these intercompany transactions is reflected in our combined balance sheets as Parent company net investment in OmniAb.

Following this offering, as an independent, publicly-traded company, we expect to incur additional transaction costs as a result of the separation that were not included in our historical combined financial statements. These costs include legal, accounting and advisory fees and other incremental costs incurred related to the separation. Actual transaction costs incurred as of the balance sheet date have been transferred to our historical combined financial statements. Additional costs incurred after the balance sheet date have been included in the accompanying unaudited pro forma combined financial statements. No pro forma adjustment has been made to reflect the additional projected transaction costs because the projected transaction costs are not estimable at this time.

Our unaudited pro forma combined financial statements are for illustrative and informational purposes only, and are not intended to represent what our results of operations or financial position would have been had the separation and related transactions occurred on the dates assumed. These unaudited pro forma combined financial statements also should not be considered indicative of our future results of operations or financial position as a separate publicly-traded company.

OmniAb

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2020

(in thousands)

	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
ASSETS
Current assets:
Cash and cash equivalents
Short-term investments
Accounts receivable, net
Inventory
Income taxes receivable
Other current assets

Total current assets	—	—
Deferred income taxes, net
Intangible assets, net
Goodwill
Commercial license and other economic rights
Property and equipment, net
Operating lease assets
Finance lease assets
Other assets

Total assets	$—	$—		$—		$—

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable
Accrued liabilities
Current contingent liabilities
Deferred revenue
Current operating lease liabilities
Current finance lease liabilities

Total current liabilities	—	—		—		—
Deferred income taxes, net
Long-term operating lease liabilities
Long-term portion of deferred revenue

Total liabilities	—	—		—		—

Commitments and contingencies
Common stock, $ par value, shares authorized, shares issued and outstanding on a pro forma basis
Stockholder’s equity
Common stock, $ par value, shares authorized, shares issued and outstanding on a pro forma basis
Parent company net investment
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ equity	—	—		—		—

Total liabilities and stockholders’ equity	$—	$—		$—		$—

See accompanying notes to these unaudited pro forma combined financial statements.

OmniAb

Unaudited Pro Forma Combined Statement of Operations and Comprehensive Income

Year Ended December 31, 2020

(in thousands, except per share information)

	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Results
Revenues:
License and milestone revenue
Service revenue

Total revenue	—	—		—		—

Operating expenses:
Research and development
General and administrative
Amortization of intangibles
Other operating income, net

Total operating expenses	—	—		—		—

Income from operations	—	—		—		—

Other income (expense):
Interest expense

Total other income (expense), net	—	—		—		—

Income loss before income tax	—	—		—		—
Income tax benefit

Net loss	—	—		—		—

Net income per share:
Basic earnings per share

Diluted earnings per share

Weighted-average shares used to compute net income per share:
Shares used in computation of basic earnings per share

Shares used in computation of diluted earnings per share

See accompanying notes to these unaudited pro forma combined financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements” and our combined financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements”

Separation from Ligand

Prior to completion of this offering, OmniAb will be a wholly-owned subsidiary of Ligand. We have historically operated as part of Ligand and not as a separate, publicly-traded company. Our combined financial statements have been derived from Ligand’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Ligand’s corporate office and from other Ligand businesses to us and allocations of related assets, liabilities, and Ligand’s investment, as applicable. We believe the allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Ligand during the periods presented. Further, the historical financial statements may not be reflective of what our results of operations, income (loss), historical financial position, equity or cash flows might be in the future as a separate public company. We will enter into a separation agreement and various other agreements with Ligand to provide for the allocation between us and Ligand of Ligand’s assets, employees, liabilities and obligations attributable to periods prior to, at and after the separation and will govern certain relationships between us and Ligand after the separation. Following this offering and the separation, we expect Ligand to continue to provide certain services to us on a transitional basis for associated fees, including services related to information technology, facilities, certain accounting and other financial functions and administrative functions, and we will provide transitional services to Ligand, including services related to certain technical and scientific functions. For additional information regarding the separation agreement, transition services agreements and other agreements related to the separation, please see the sections “Certain Relationships and Related Person Transactions” and “The Separation and Distribution Transactions—The Separation.”

Overview

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. We believe that pairing the large and diverse antibody repertoires generated from our proprietary transgenic animals with our cutting-edge and high-throughput validated screening tools will deliver high-quality therapeutic candidates for a wide range of diseases.

Our OmniAb technology platform creates and screens diverse antibody pools and is designed to quickly identify optimal antibodies for our partners’ drug development efforts. We harness the power of Biological Intelligence, which we built into our proprietary transgenic animals and paired with our high-throughput screening technologies to enable the discovery of high-quality, fully-human antibody therapeutic candidates. We believe these antibodies are high quality because they are naturally optimized in our validated host systems for affinity, specificity, developability, and functional performance. Our partners have access to these antibody candidates that are based on unmatched biological diversity and optimized through integration across a full range of technologies, including antigen design, transgenic animals, deep screening and characterization. We provide our partners both integrated end-to-end capabilities and highly customizable offerings, which address critical industry challenges and provide optimized antibody discovery solutions. As of September 30, 2021, we had over 50 partners and over 200 active discovery programs, including 18 OmniAb-derived antibodies in clinical development and one approved product. Our robust experience and development activity with our partners gives us critical insights into the industry and creates a positive feedback loop through which we plan to continue to advance our platform.

We partner with numerous pharmaceutical and biotechnology companies, varying in size, clinical stage, geography and therapeutic focus. Our license agreements with partners typically include: (i) upfront or annual payments for technology access (license revenue) and payments for performance of research services (service revenue); (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones (milestone revenue); and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structure to align economic and scientific interests. Our typical royalty rates for antibody discovery contracts are currently in the low- to mid-single digits, and can vary depending on the other economic terms in the agreement.

For the years ended December 31, 2020 and 2019, our revenue was $23.3 million and $18.2 million, respectively. While our historical revenue has been derived from license fees, payments for performance of research services, preclinical, intellectual property, regulatory and development milestones, we believe the long-term value of our business will be driven by downstream royalty payments derived from our partners’ antibody sales. The figure below shows the growth in active partners, active programs, and active clinical and commercial programs since our acquisition by Ligand in January 2016.

* Active programs not tracked prior to acquisition of Open Monoclonal Technology, Inc. in January 2016.

Ligand built the OmniAb technology platform through acquisition, investment, and innovation. Ligand acquired us (Open Monoclonal Technology, Inc. or OMT) in January 2016, Crystal Bioscience in October 2017, Ab Initio in July 2019, Icagen in April 2020, xCella Biosciences in September 2020 and Taurus Biosciences in September 2020. In addition to acquisition, we have advanced our technology platform through internal investment and innovation. Over the past five years, the OmniAb team has launched new transgenic animals, introduced computational antigen design, expanded our internal capabilities in downstream processing, and developed internal data management and bioinformatics software. We have several internal projects in development including multiple new transgenic animals, a next generation high-throughput microcapillary deep screening platform, and a number of undisclosed projects. For a further description of these acquisitions, see Note (3) Acquisitions in our combined financial statements included in this prospectus.

For the years ended December 31, 2020 and 2019, our net loss was $(16.2) million and $(13.0) million, respectively. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we invest in research and development activities to improve our technology and platform, market and sell our solutions to existing and new partners, and add operational, financial and management information systems and personnel to support our operations. In addition, following this offering and the separation, we will be required to establish policies, procedures and practices as a stand-alone public company necessary to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from Ligand. To operate as a stand-alone public company, we expect to incur costs to replace certain services previously provided by Ligand, which costs may be higher than those reflected in our historical combined financial statements.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in the section of this prospectus titled “Risk Factors.”

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Expanding existing partnerships and increasing the number of partnerships. Our potential to grow revenue, in both the near and long term, is dependent on our ability to expand upon our existing partnerships and increase the number of partnerships we have. Our technology investments are methodical and deliberate, with a goal to enable our partner-centric business model to leverage the most cutting-edge solutions that solve the biggest challenges in antibody drug discovery. As of September 30, 2021, we had over 50 partners and over 200 active discovery programs, including 18 OmniAb-derived antibodies in clinical development and one approved product. Some partners prefer integrated end-to-end discovery capabilities, while others prefer to use our technologies within their own labs. This flexibility not only provides value to our partners, but it allows for greater scalability of our business since we do not have to build out capacity for partners that prefer to use some of their own technologies in the process. We believe that we have a significant opportunity to continue to increase the number of partners who have programs based on our platform. Our ability to continue to grow the number of programs under license agreements is dependent upon our ability to educate the market and support the business through investment in our business development and marketing efforts and through further research and development to enhance our technological differentiation.

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The success of our partners in developing and commercializing antibodies discovered using our platform. While the majority of our historical revenue reflects annual access fees, milestones and service revenue from research programs, we believe the long-term value of our business will be driven by downstream royalty payments from the success of our partners and long-term growth of antibody sales. As a result, we believe our business and our future results of operations will be highly reliant on the degree to which our partners successfully develop and commercialize the antibodies discovered using our platform. As our partners continue to advance development of OmniAb-derived antibodies that we have discovered, we expect to start receiving additional milestone payments and, in the longer term, royalties if any partners commence commercial sales of such antibodies.

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Furthering our technological differentiation through intelligent expansion. Our ability to maintain and expand our partnerships is dependent on the advantages our technology platform delivers to our partners. We employ a methodical and deliberate approach to expanding our technology platform. Serving a broad partner base has provided us a unique insight into the needs and direction of the industry, and we continue to leverage this insight for our decision-making. In recent years, we have successfully integrated a number of technology acquisitions covering antigen generation, additional animal species, deep screening capabilities, and ion channel expertise. We will continue to invest in enabling technologies and evaluate strategic technology acquisitions to broaden our capabilities in the antibody discovery continuum. We intend to devote substantial resources to continue to improve our technological differentiation which will impact our financial performance.

Key Business Metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are important to understanding our current business. These metrics may change or may be substituted for additional or different metrics as our business continue to grow.

Metric	September 30, 2021	September 30, 2020	% Change	December 31, 2020	December 31, 2019	% Change
Active partners				55	49	12%
Active programs				207	184	13%
Active clinical programs				16	12	33%
Approved products				—	—	—

Active partners represents the unique number of partners with whom we have active license agreements or who have an active program. We view this metric as an indication of the competitiveness of our platform and our current level of market penetration. The metric also relates to our opportunities to secure research programs under contract.

Active programs represents a program for which an antigen is introduced into our animals and remains so as long as the program is actively being developed or commercialized. We believe this definition represents antibodies that have advanced far enough where homogenous development risk can be estimated and applied.

Active clinical programs represents the number of unique programs for which an Investigational New Drug (IND) or equivalent under other regulatory regimes has been filed based on an OmniAb-derived antibody and which are in clinical development. Where the date of such application is not known to us, we use the official start date from clinical trial registries for the purpose of calculating this metric. We view this metric as an indication of our near- and mid-term potential revenue from milestone fees and potential royalty payments in the long term.

Approved products represents an OmniAb-derived antibody for which our partner has received marketing approval.

Impact of COVID-19 Pandemic

To date, we have not experienced material disruptions in our business operations or financial impacts as a result of the COVID-19 pandemic. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 and variants of the virus, the rate of vaccinations regionally and globally and the measures taken by the government authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of products and supplies for use by us in our discovery activities and by our partners for their discovery and development activities; delay, limit or prevent us or our partners’ from continuing research and development activities; impede our negotiations with partners and potential partners; impede testing, monitoring, data collection and analysis and other related activities, by us and our partners; interrupt or delay the operations of the FDA or other regulatory authorities, which may impact review and approval timelines for initiation of clinical trials or marketing; impede the launch or commercialization of any approved products; any of which could delay our partnership programs, increase our operating costs, and have a material adverse effect on our business, financial condition and results of operations. In addition, if COVID-19 infects our genetically modified animals, which form the basis of our platform, or if there is an outbreak among our employees who maintain and care for these animals, we and our partners may be unable to produce antibodies for development.

Components of Results of Operations

Revenue

Our revenue is typically derived from license agreements with our partners and consists of: (i) upfront or annual payments for technology access (license revenue) and payments for performance of research services (service revenue); (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones (milestone revenue); and (iii) royalties on net sales of our partners’ products, if any. To date, while we have generated revenue from technology access and service fees, as well as intellectual property and development milestones, we have not generated any revenue from commercial milestone payments or royalties on product sales because all of the current programs of our partners are in the target selection, discovery, preclinical or clinical development stages. We expect revenue to increase over time as we enter into additional license agreements with partners and as our partners advance therapeutic candidates into and through clinical development and commercialization. We expect that our revenue will fluctuate from period to period due to the timing of executing additional partnerships, the uncertainty of the timing of milestone achievements and our dependence on the program decisions of our partners.

Operating Expenses

Research and Development Expenses. Research and development (R&D) expenses primarily consist of salaries, benefits, incentive compensation, share-based compensation, laboratory supplies and materials expenses for employees and contractors engaged in research and product development. We expense all research and development costs in the period in which they are incurred. Research and development activities consist of discovery research for partners as well as our internal platform development. We derive improvements to our platform and technologies from both types of activities.

We expect to continue to incur substantial research and development expenses as we conduct discovery research for our partners; however future estimates of expenditures are primarily driven by the decisions of our partners which are outside of our control and the results of discovery and research work, all of which are inherently difficult to predict. In addition, we plan to continue to invest in research and development to enhance our solutions and offerings to our partners, including hiring additional employees and continuing research and development projects obtained through strategic technology acquisitions. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

General and Administrative Expenses. General and administrative expenses primarily consist of salaries, benefits and share-based compensation costs for employees in our executive, accounting and finance, corporate development, office administration, facility, legal and human resources functions as well as professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses. We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, director and officer insurance and professional services. We expect these expenses to vary from period to period as a percentage of revenue.

Amortization of Intangibles. We amortize to operating expenses capitalized costs of intangible assets acquired from our acquisitions.

Other Operating Income, Net. Other operating income, net, consists of fair value adjustments on contingent earnout liabilities from acquisitions. See Note (3), Acquisitions, and Note (4) Fair Vale Measurement in our combined financial statements included in this prospectus.

Other Income ( Expense)

Interest Expense. Interest expense consists of interest paid for equipment leases.

Other Income, Net. Other income, net, consists of a gain from a sale of an intellectual property license in 2020.

Income Tax Benefit (Expense)

Our effective tax rate will be affected by many factors including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations, uncertain tax positions, share-based compensation, and permanent differences between book and taxable income.

Results of Operations

Revenue

(Dollars in thousands)	2020	2019	Change	% Change
License and milestone revenue	$11,385	$12,685	$(1,300)	(10)%
Service revenue	11,883	5,528	6,355	115%

Total revenue	$23,268	$18,213	$5,055	28%

Total revenue increased $5.1 million, or 28%, in 2020 as compared to 2019 driven primarily by additional service revenue, partially offset by the timing of the milestone revenue recognized in 2020 as compared to 2019.

Operating Expenses

(Dollars in thousands)	2020	2019	Change	% Change
Research and development	$24,780	$13,137	$11,643	89%
General and administrative	10,240	7,976	2,264	28%
Amortization of intangibles	11,800	10,304	1,496	15%
Other operating income, net	(59)	(818)	759	(93)%

Total operating expenses	$46,761	$30,599	$16,162	53%

Total operating expenses for 2020 increased $16.2 million or 53% as compared to 2019.

Our R&D expenses increased year over year in 2020 primarily due to a $10.4 million increase driven by increased salaries and lab costs.

General and administrative expenses increased year over year in 2020 primarily due to acquisition and integration related expenses.

Amortization of intangibles increased year over year in 2020 primarily due to additional intangibles acquired from an acquisition in 2020.

Other operating income, net, consisted of fair value adjustments to contingent earnout liabilities issued in connection with acquisitions.

Other income (expense)

(Dollars in thousands)	2020	2019	Change	% Change
Interest expense	(5)	—	(5)	NM	(1)
Other income, net	1,900	—	1,900	NM	(1)

Total other income (expense,) net	$1,895	$—	$1,895	NM	(1)

(1)	amount is not meaningful.

Interest expense in 2020 was related to certain equipment financing. There was no interest expense in 2019.

Other income, net in 2020 included a gain from a sale of an intellectual property license.

Income tax benefit (expense)

(Dollars in thousands)	2020	2019	Change	% Change
Loss before income tax benefit	$(21,598)	$(12,386)	$(9,212)	74%
Income tax benefit (expense)	5,409	(657)	6,066	923%

Net loss	$(16,189)	$(13,043)	$(3,146)	24%

Effective tax rate	25%	(5)%

Our effective tax rate for 2020 and 2019 was 25% and (5)%, respectively. Our tax rate is affected by recurring items, such as the U.S. federal and state statutory tax rates and the relative amounts of income we earn in those jurisdictions. The tax rate is also affected by discrete items that may occur in any given year, but are not consistent from year to year.

Liquidity and Capital Resources

We have historically participated in Ligand’s centralized approach to cash management and financing of its operations. Accordingly, none of the cash and cash equivalents, short-term investments or debt at the corporate level have been assigned to our company in the combined financial statements. Prior to separation, transfers of cash to and from Ligand have been reflected in parent company net investment in the historical combined balance sheets, statements of cash flows and statements of changes in parent company net investment.

Following the separation from Ligand, our capital structure and sources of liquidity will change significantly from our historical capital structure. We expect to use cash flows generated from operations, together with the net proceeds from this offering and potential additional capital from Ligand, as our primary sources of liquidity. Based on our current business plan, we believe that such sources of liquidity will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. If our net proceeds from this offering, our anticipated cash flows from operations and potential funding from Ligand, are insufficient to satisfy our liquidity requirements including because of lower demand for our platform, or the realization of other risks described in this prospectus, we may be required to raise additional capital prior to such time through issuances of public or private equity or debt financings or other capital sources. Such additional financing may not be available on terms acceptable to us or at all. In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments or acquisitions, to take advantage of favorable market conditions or financing opportunities or for other reasons. Our future capital requirements will depend on many factors, including, but not limited to:

•	our ability to achieve revenue growth;

•	the costs of expanding our operations, including our business development and marketing efforts;

•	our rate of progress in selling access to our platform and marketing activities associated therewith;

•	our rate of progress in, and cost of research and development activities associated with, our platform technologies and our internal developed programs to the extent we pursue any such programs;

•	the effect of competing technological and market developments;

•	the continued impact of the COVID 19 pandemic on global social, political and economic conditions;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property and proprietary rights; and

•	the costs associated with any technologies that we may in-license or acquire.

We anticipate that our principal uses of cash in the future will be primarily to fund our operations, working capital needs, capital expenditures and other general corporate purposes.

Cash Flow Summary

(in thousands)	2020	2019
Net cash provided by (used in):
Operating activities	$13,981	$(4,591)
Investing activities	$(28,880)	$(12,095)
Financing activities	$14,899	$16,686

In 2020, the primary driver of cash inflows were 1) our changes in liabilities of approximately $9.8 million resulting primarily from an increase in deferred revenue related to the prepayment of services; 2) non-cash items of approximately $18.3 million, including approximately $9.2 million in share-based compensation expense and approximately $11.8 million in amortization expense of intangibles. During 2020, we also used cash for investing activities, including $27.1 million paid for the acquisition of Icagen, xCella Biosciences and Taurus Biosciences (net of cash acquired).

In 2019, the primary driver of cash inflows were non-cash items of approximately $17.1 million, including approximately $6.7 million in share-based compensation expense and approximately $10.3 million in amortization expense of intangibles. During 2019, we also used cash for investing activities, including $11.8 million paid for the Ab Initio acquisition (net of cash acquired).

As Ligand managed our cash and financing arrangements prior to the completion of the separation, all excess cash generated through earnings was deemed remitted to Ligand and all sources of cash were deemed funded by Ligand. Cash provided by financing activities in 2020 and 2019 primarily include cash transferred to us from Ligand based on changes in our cash used for operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the combined financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Note (2), Basis of Presentation and Summary of

Significant Accounting Policies in the notes to our combined financial statements included in this prospectus. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Revenue Recognition

On January 1, 2018, we adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the guidance for recognition of revenue from contracts with customers using the modified-retrospective method applied to those contracts that were not completed as of January 1, 2018. We apply the following five-step model in order to determine the revenue: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) our company satisfies each performance obligation.

License revenue is generally recognized at a point in time once we grant access to our intellectual property rights. We do not have future performance obligations under these license arrangements. We generally satisfy our obligation to grant intellectual property rights on the effective date of the contract.

Our contracts with customers often will include future contingent milestone based payments. We include contingent milestone based payments in the estimated transaction price when it is probable to estimate the amount of the payment. These estimates are based on historical experience, anticipated results and our best judgment at the time. If the contingent milestone based payment is sales-based, we apply the royalty recognition constraint and record revenue when the underlying sale has taken place. Significant judgments must be made in determining the transaction price for our sales of intellectual property. Because of the risk that products in development with our partners will not reach development based milestones or receive regulatory approval, we generally recognize any contingent payments that would be due to us upon the development milestone or regulatory approval. Depending on the terms of the arrangement, we may also defer a portion of the consideration received if we have to satisfy a future obligation. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available.

For research and development services that we recognize over time, we measure our progress using an input method. The input methods we use are based on the effort we expend or costs we incur toward the satisfaction of our performance obligation. We estimate the amount of effort we expend, including the time it will take us to complete the activities, or the costs we may incur in a given period, relative to the estimated total effort or costs to satisfy the performance obligation. This results in a percentage that we multiply by the transaction price to determine the amount of revenue we recognize each period. This approach requires us to make numerous estimates and use significant judgement. If our estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that we recognize in the current and future periods.

We expense incremental costs of obtaining a contract when incurred if the expected amortization period of the asset that we would have recognized is one year or less or the amount is immaterial. We did not incur any incremental costs of obtaining a contract during the periods reported.

We occasionally have sub-license obligations related to arrangements for which we receive license fees, milestones and royalties. We evaluate the determination of gross as a principal versus net as an agent reporting based on each individual agreement.

Intangible Assets and Other Long-Lived Assets—Impairment Assessments

We regularly perform reviews to determine if the carrying values of our long-lived assets are impaired. A review of identifiable intangible assets and other long-lived assets is performed when an event occurs indicating the potential for impairment. If indicators of impairment exist, we first assess the impairment evaluation and then assess the recoverability of the affected long-lived assets and compare their fair values to the respective carrying amounts if needed. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of assets and liabilities.

In order to estimate the fair value of identifiable intangible assets and other long-lived assets, we estimate the present value of future cash flows from those assets. The key assumptions that we use in our discounted cash flow model are the amount and timing of estimated future cash flows to be generated by the asset over an extended period of time and a rate of return that considers the relative risk of achieving the cash flows, the time value of money, and other factors that a willing market participant would consider. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows.

Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of our reporting unit, we may be required to record future impairment charges for purchased intangible assets. Impairment charges could materially decrease our future net income and result in lower asset values on our balance sheet.

Income Taxes

Our provision for income taxes, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect our best assessment of estimated future taxes to be paid. Significant judgments and estimates based on interpretations of existing tax laws or regulations in the United States are required in determining our provision for income taxes. Changes in tax laws, statutory tax rates, and estimates of our future taxable income could impact the deferred tax assets and liabilities provided for in the combined financial statements and would require an adjustment to the provision for income taxes.

Deferred tax assets are regularly assessed to determine the likelihood they will be recovered from future taxable income. A valuation allowance is established when we believe it is more likely than not the future realization of all or some of a deferred tax asset will not be achieved. In evaluating our ability to recover deferred tax assets within the jurisdiction which they arise, we consider all available positive and negative evidence. Factors reviewed include the cumulative pre-tax book income for the past three years, scheduled reversals of deferred tax liabilities, our history of earnings and reliability of our forecasts, projections of pre-tax book income over the foreseeable future, and the impact of any feasible and prudent tax planning strategies.

We recognize the impact of a tax position in our financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Tax authorities regularly examine our returns in the jurisdictions in which we do business and we regularly assess the tax risk of our return filing positions. Due to the complexity of some of the uncertainties, the ultimate resolution may result in payments that are materially different from our current estimate of the tax liability. These differences, as well as any interest and penalties, will be reflected in the provision for income taxes in the period in which they are determined.

Recent Accounting Pronouncements

For the summary of recent accounting pronouncements applicable to our combined financial statements, see Note (2), Basis of Presentation and Summary of Significant Accounting Policies in the notes to our combined financial statements included in this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act);

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the Securities Act), which such fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the Exchange Act), our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We expect our cash and cash equivalents will consist of cash in readily available checking accounts and money market funds. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in our combined financial statements included in this prospectus.

THE SEPARATION AND DISTRIBUTION TRANSACTIONS

The Separation

Prior to the completion of this offering, we will enter into a separation agreement with Ligand. The separation agreement will set forth our agreements with Ligand regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Ligand following the separation. The following are the principal steps of the separation:

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Transfer of Assets and Liabilities—Pursuant to the separation agreement, Ligand will transfer to us substantially all of the assets and liabilities comprising its OmniAb business. In exchange for the assets to be transferred to us, we will, as consideration, issue to Ligand newly issued, fully paid and nonassessable shares of our common stock.

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Transition Services Agreements—We and Ligand will enter into two transition services agreements that will be effective upon the separation and this offering, pursuant to which Ligand and its subsidiaries and we and our subsidiaries will provide to each other various services.

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Tax Matters Agreement—We and Ligand will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

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Employee Matters Agreement—We and Ligand will enter into an employee matters agreement that will govern our and Ligand’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

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Registration Rights Agreement—We and Ligand will enter into a registration rights agreement pursuant to which we will grant Ligand and its affiliates certain registration rights with respect to our common stock owned by them.

For more information regarding the agreements we and Ligand intend to enter into, or have entered into, see “Certain Relationships and Related Person Transactions—Agreements with Ligand.”

The Distribution

Ligand has informed us that, following this offering, it intends to make a distribution, which is intended to be tax-free for U.S. federal income tax purposes, to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Ligand stockholders, one or more distributions in exchange for Ligand shares or other securities, or any combination thereof. We refer to any such potential distribution as the “distribution.”

While, as of the date of this prospectus, Ligand intends to effect the distribution, Ligand has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. If pursued, the distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the IRS and/or an opinion of counsel regarding qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The conditions to the distribution may not be satisfied, Ligand may decide not to consummate the distribution even if the conditions are satisfied or Ligand may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. The distribution is not being effected pursuant to this prospectus, and the underwriters of this offering are not acting as underwriters for the distribution.

BUSINESS

Overview

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. We believe that pairing the large and diverse antibody repertoires generated from our proprietary transgenic animals with our cutting-edge and high-throughput validated screening tools will deliver high-quality therapeutic candidates for a wide range of diseases.

Our OmniAb technology platform creates and screens diverse antibody pools and is designed to quickly identify optimal antibodies for our partners’ drug development efforts. We harness the power of Biological Intelligence, which we built into our proprietary transgenic animals and paired with our high-throughput screening technologies to enable the discovery of high-quality, fully-human antibody therapeutic candidates. We believe these antibodies are high quality because they are naturally optimized in our proprietary host systems for affinity, specificity, developability and functional performance. Our partners have access to these antibody candidates that are based on unmatched biological diversity and optimized through integration across a full range of technologies, including antigen design, transgenic animals, deep screening and characterization. We provide our partners both integrated end-to-end capabilities and highly customizable offerings, which address critical industry challenges and provide optimized antibody discovery solutions. As of September 30, 2021, we had over 50 partners and over 200 active discovery programs, including 18 OmniAb-derived antibodies in clinical development and one approved product. Our robust experience and development activity with our partners gives us critical insights into the industry and creates a positive feedback loop through which we plan to continue to advance our platform.

At the heart of the OmniAb technology platform lies the Biological Intelligence of our proprietary transgenic animals, including OmniRat, OmniMouse and OmniChicken, that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. Biological Intelligence refers to the ability of the immune system in our transgenic animals to create optimized antibodies through a process that has evolved over 500 million years. The immune system function is to adaptively respond to a given target through an iterative process of diversification and selection that produces novel antibodies with high affinity, specificity, and expression levels. Through its proprietary and carefully designed transgenes, OmniAb’s Biological Intelligence taps into this powerful in vivo process to generate human antibodies directly from its transgenic animals. OmniFlic and OmniClic are common light-chain rats and chickens, respectively, designed to generate bispecific antibodies. OmniTaur provides cow-inspired antibodies with unique structural characteristics for challenging targets. Our proprietary animal-based technologies comprise the most diverse host systems available in the industry. We believe natural antibodies are superior to other antibody generation methods because they are naturally optimized through an iterative in vivo process that preferentially selects antibodies to effectively bind to a specific antigen. Our technology can be leveraged to develop multiple therapeutic formats including mono-, bi- and multi-specific antibodies, antibody-drug conjugates (ADCs) and chimeric antigen receptor T cell (CAR-T). By generating large and diverse pools of high-quality antibodies, we believe Biological Intelligence increases the probability of success of therapeutic antibody discovery and helps limit the attrition of antibody product candidates in the clinic.

Our technology investments are methodical and deliberate, designed to enable our partner-centric business model to leverage the most cutting-edge solutions to solve the biggest challenges in antibody drug discovery. Some partners prefer integrated end-to-end discovery capabilities, while others prefer to use certain of our technologies within their own labs. This flexibility not only provides value to our partners, but also allows for greater scalability of our business since we do not have to build out capacity for partners that prefer to use some of their own technologies in the process. The breadth and depth of our partner-centric model benefits our investment decision making by providing critical insights into the needs and direction of the industry. Our current OmniAb clinical stage and approved partner pipeline is depicted in the figure below.

Figure 1: The OmniAb Clinical Stage and Approved Partner Pipeline

Antibodies are among the fastest growing class of drugs and are used across multiple therapeutic areas including oncology, inflammation, neurodegeneration and more. In 2020, approved antibody-based therapeutics accounted for over $180.0 billion in sales, and this figure is expected to grow to over $235.0 billion by 2025. Of these antibody therapeutics, 41 reached blockbuster status in 2020 with sales higher than $1.0 billion. The favorable drug-like properties of antibodies, including high specificity, limited off-target toxicity, superior immune stimulation, and the ability to modulate half-life circulation in serum, have accelerated investment in antibody therapeutics. This has resulted in clinical success rates nearly double that of small molecules. These factors have led to substantial investment in antibody discovery, which we believe will continue to expand the total addressable market for antibody discovery technologies.

Despite industry momentum that has resulted in an overall increase in the number of antibody therapeutic approvals per year, drug discovery and development has become increasingly fragmented, outdated and non-robust. While many biotechnology companies bring a focused approach to science, their biological hypotheses are often tested utilizing suboptimal antibody discovery methods due to reliance on legacy technologies. Meanwhile, many larger companies have also continued to rely on legacy technologies, often due to the inability to selectively integrate newer technologies at their facilities or because the benefits of technological updates are limited by outdated workflows. Additionally, outsourced technologies that have tried to address these shortcomings often lack flexibility. These legacy approaches are burdened with critical disadvantages including low antibody diversity, lengthy discovery timelines, limited functional parameter data, excess costs or lack of flexibility.

We believe that by eliminating the need for each company to build a comprehensive antibody discovery engine, we can unlock innovation and value across a broad network of partners. Many emerging and established life sciences companies have been built around technologies that focus on a single or a limited number of steps in the discovery process, including antigen design, transgenic animal platforms, single-cell analysis, sequencing, bioinformatics, and proprietary assays. We believe our comprehensive, biologically-driven technology platform provides the industry with a cutting-edge solution for all critical components of the antibody discovery continuum. By providing leading antibody discovery solutions to the industry, we aim to increase the probability of success, reduce costs and shorten development timelines for our partners.

As depicted in Figure 2 below, our technology platform is a suite of integrated technologies designed to discover a wide range of high-quality therapeutic antibodies that leverage the inherent diversity produced by our transgenic animals.

Figure 2: The OmniAb Technology Platform

Our technologies within the OmniAb platform improve the productivity and efficiency of each step of the discovery process:

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Create Diverse Antibody Pools. We believe generating large and diverse pools of high-quality antibodies increases the likelihood of discovering the antibody with the most desirable therapeutic characteristics. At the heart of the OmniAb technology platform is the Biological Intelligence of our proprietary transgenic animals. Our animals have been genetically modified to produce a large number of naturally optimized, high-quality, fully-human antibodies. We offer the industry’s only four-species platform to address a wide range of biological challenges facing our partners in their antibody discovery efforts. We pair our Biological Intelligence with proprietary computational antigen design to generate robust antibody responses to biological targets, including but not limited to difficult and complex targets such as ion channels, G protein-coupled receptors (GPCRs), transporters, and other transmembrane proteins.

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Screen Antibody Candidates. Our proprietary xPloration microcapillary and Gel Encapsulated Microenvironment (GEM) technologies screen pools of antibody-secreting B cells at a single-cell level to quickly identify antibodies in as little as a few hours, saving weeks compared to traditional technologies. xPloration characterizes tens of millions of antibody producing cells on multiple parameters, then leverages AI to analyze immense amounts of phenotypic data to automatically select and rank thousands of promising therapeutic candidates. Our industry-leading throughput allows for the discovery of rare antibodies that may otherwise be missed with traditional technologies.

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Identify the Right Antibody. Our discovery teams are able, as needed, to work closely with partners to identify the right antibody for a particular target profile. Antibody candidates identified through our screening technologies are further characterized through a cascade of performance assays. The data from multi-parameter screening and performance assays is used in combination with bioinformatics to analyze the antibody repertoire and enable our partners to select the right antibody.

In addition to our antibody discovery solutions, we possess extensive biological capabilities focused on ion channels, transporters and x-ray fluorescence. Ion channels and transporters are key components in a wide variety of biological processes and have broad therapeutic applicability across cancer, metabolic disease, pain, neurological diseases, infectious diseases and others. In the search for new drugs, ion channels are a frequent, but challenging target. We believe our capabilities in the ion channel area are leverageable for both small molecule and antibody approaches to therapeutic development.

We partner with pharmaceutical and biotechnology companies that vary in size, clinical stage, geography and therapeutic focus. Our license agreements with partners typically include: (i) payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to align economic and scientific interests. As of September 30, 2021, we had over 50 active partners and over 200 active programs, including 18 OmniAb-derived antibodies in clinical development and one approved product in China. An active partnered program is counted once an antigen is introduced into our animals and remains so as long as the program is actively being developed or commercialized. An active partner is counted if we have an active license agreement or such partner has an active program. As of September 30, 2021, our partners with active antibody programs included Amgen, Boehringer Ingelheim, Genmab, Janssen, Merck KGaA, Pfizer, Sanofi, and Seagen, among others. In addition, we work with academic partners including The Scripps Research Institute, Oxford University, University of Maryland, and the Wistar Institute.

For the years ended December 31, 2019 and 2020, our revenue was $18.2 million and $23.3 million, respectively. For the years ended December 31, 2019 and 2020, our net loss was ($13.0) million and ($16.2) million, respectively. While our historical revenue has been derived from technology access payments, performance of research payments, and milestones, we believe the long-term value of our business will be driven by downstream royalty payments derived from our partners’ antibody sales

Our Strategy

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. Our strategy to accomplish this is as follows:

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Enable discovery of high-quality antibody candidates through our platform. We have a technologically differentiated platform that provides our partners with end-to-end antibody discovery capabilities, as well as customized solutions for individual steps of the antibody discovery process. We believe that pairing the power of Biological Intelligence built into our proprietary transgenic animals with our high-throughput screening technologies will continue to enable the discovery of high-quality, fully-human antibody therapeutic candidates for a wide range of diseases.

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Expand upon our existing partnerships. We have over 50 pharmaceutical and biotechnology partners, varying in size, clinical stage, geography and therapeutic focus. We intend to continue to identify and capture new opportunities with existing partners by building upon our trusted relationships. The quality and breadth of our platform enables our partners to succeed in new campaigns and has also enabled them to revive programs that were stopped due to technological challenges. In addition, collaboration between our scientists and partners has expanded partners’ usage to other offerings within our technology platform, such as bispecific, screening, and antigen technologies.

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Increase the number of our partnerships. We intend to forge new partnerships with pharmaceutical and biotechnology companies focused on antibody development. We plan to continue to gain new customers through increased business development activities, and through continued technological expansion. We also intend to increase the number of partnerships with smaller early-stage biotechnology companies by offering flexible deal structures and offerings. Through continual investment and expansion of our capabilities, we believe we have the opportunity to further enable our partners to capture additional value from our technologies.

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Further our technological differentiation through intelligent expansion. We employ a methodical and deliberate approach to expanding our technology platform. Serving a broad partner base has provided us a unique insight into the needs and direction of the industry, and we continue to leverage this insight for our decision-making. In recent years, we have successfully integrated a number of technology acquisitions covering antigen generation, additional animal species, deep screening capabilities, and ion channel expertise. We intend to continue to invest in enabling technologies and evaluate strategic technology acquisitions to broaden our capabilities in the antibody discovery continuum.

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Drive partner adoption through a customizable and flexible offering. We meet our partners’ specific needs by offering access to all or certain components of our technology platform. Some partners prefer integrated end-to-end discovery capabilities, while others prefer to use our technologies within their own labs. This flexibility not only provides value to our partners, but it allows for greater scalability of our business since we do not have to build capacity for partners that prefer to use some of their own resources in the process. This approach helps increase the partnership funnel and provides an initial forum for us to expand our relationship moving forward.

Our Key Competitive Strengths

We believe the following capabilities and competitive strengths will enable us to become the partner of choice for antibody discovery:

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A validated discovery platform with a track record of success. As of September 30, 2021, of the 19 antibodies generated using our platform that our partners have progressed into the clinic, 18 are in clinical trials and one has been approved for marketing. We believe that clinical success, including one regulatory approval, has validated our platform and reduced the technical risk associated with our technology, which may lead to new partnerships and expansion of existing partnerships.

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A complete antibody discovery solution, leveraging proprietary and differentiated technologies. We have built a cutting-edge end-to-end antibody discovery solution using state-of-the-art genetic engineering technologies. Our technology platform includes a suite of next-generation transgenic animals, computationally powered antigen design, high-throughput microcapillary single-cell analysis, next-generation sequencing, proprietary assays, and proprietary bioinformatics. Our end-to-end solution allows us to efficiently generate and deliver lead antibodies for our partners’ development efforts.

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Proprietary Biological Intelligence that is designed to yield one of the industry’s most diverse set of high-quality antibodies. Not all genetically engineered antibody discovery technologies are created equal. Each host animal provides a distinct immune response profile, and we believe the availability of multiple species provides an increased probability of success to find the ideal therapeutic candidate. Our animals have been genetically modified to produce naturally optimized, high-quality, antibodies with human sequences. Our technologies were developed by industry leaders in genetic engineering to elicit strong immune responses not only to biologically validated targets but also to the most difficult targets. Our team of world-renowned genetic engineers continue to work on next-generation transgenic animals to address industry challenges. To our knowledge, we are the only four-species platform with a transgenic rat, mouse, and chicken, as well as cow antibody humanization technology.

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Rapid deep sequencing of immune repertoires. Our xPloration and GEM technologies can screen tens of millions of cells and recover thousands of antibody-secreting B cells for further analysis in a matter of hours. Our technologies generate multidimensional profiling data on a single-cell level that provides higher resolution. To our knowledge, xPloration has the industry’s highest screening and recovery throughput of single-cell deep profiling and sorting platforms. This throughput enables us to capture a significant portion of the antibody repertoire, including rare cells that might be missed with traditional or competing systems. We believe these technologies combined with our OmniAb transgenic animals reduce timelines, costs and technical risk associated with traditional antibody generation methods.

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Ion channel target capabilities. We have extensive biological capabilities focused on ion channels, transporters, along with an established track record in novel drug discovery from screening to lead optimization. These capabilities provide novel reagent generation and proprietary assays that can support OmniAb antibody discovery programs and other therapeutic modalities which can be accessed by partners as part of the OmniAb Technology Platform when pursuing targets.

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Diversified and scalable business model. Our business is built on the success of our partners and the strength of our technology. Our business applies to a broad universe of potential partners and aligns with their economic and scientific interests. Furthermore, our technologies are modular whereby each step feeds into the next, creating a complete and scalable solution. Certain of our technology can also be used directly by our partners, enhancing the flexibility of our offerings. We believe this capital-efficient model allows us to build a diversified portfolio of royalty streams that reach far into the future therapeutic antibody market. Because we focus on improving the process of drug discovery, we will continue to make critical investments in technology that benefit the entire industry.

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Robust IP portfolio with multiple long duration patent families. Our patent portfolio reflects our innovative position and end-to-end capabilities in antibody discovery, including antigen design, transgenic animals, microcapillary single-cell screening, and ion channel assays. As of September 30, 2021, we have 309 issued patents with expiry dates to 2039, and 134 pending patent applications worldwide. Our license agreements with our partners are often structured with royalties that are linked to the patents for the antibodies discovered using OmniAb, thereby creating royalty rights that extend longer than our current technology patent coverage.

Industry Background

Antibodies: 500 Million Years of Immune System Evolution

Antibodies are blood proteins produced by the adaptive immune system in response to a specific foreign antigen. Antibodies bind to substances which the body recognizes as foreign, such as bacteria, viruses, cancer cells, and proteins in the blood. Antibodies can also be used to target cell surface proteins critical to biological functions and disease.

The immune system creates antibodies through a process of random shuffling of DNA fragments known as V(D)J recombination. During this process two separate genes, referred to as the heavy and light chain, are assembled to create a Y-shaped antibody protein. The shuffling of these DNA fragments, as well as random DNA insertions, deletions and edits, results in over 100 trillion different antibody possibilities.

At any one time, the human body typically has one billion different antibodies circulating in the bloodstream. Each antibody is created by one immune B cell. When antibody expressing B cell binds to an antigen, the B cell quickly proliferates and differentiates into a family of closely related cells producing slightly differentiated antibodies. This iterative process preferentially selects antibodies that are naturally optimized to be most effective in neutralizing the specific antigen.

This process, referred to as in vivo affinity maturation, has evolved over 500 million years to naturally select antibodies that are optimized for their intended function. Antibodies discovered from natural immune systems generally have favorable therapeutic characteristics, such as high specificity, limited off-target toxicity, superior immune stimulation, and the ability to modulate half-life circulation in serum. Despite man-made technologies that try to imitate the natural selection process, over 90% of approved therapeutics are derived from natural immune systems. Our OmniAb transgenic animals take advantage of the immune system’s ability to produce high-quality antibodies, and have been genetically modified so the antibodies generated have human sequences.

The evolutionary divergence of different species has resulted in some animals developing unique mechanisms that increase their immune system effectiveness to certain antigens. Each species taps a signature combination of antigen recognition, diversification mechanisms, and distinct structural features that support survival in the face of persistent exposure to evolving environmental threats. Our four-species platform harnesses these characteristics, while maintaining the human genetic sequences needed to generate diverse pools of high-quality, fully-human therapeutic antibodies that fit almost any discovery campaign.

Market Opportunity

Antibodies are the fastest growing class of drugs and are utilized across many therapeutic areas, including oncology, inflammation and neurodegeneration, as well as many others. In 2020, approved antibody-based therapeutics accounted for over $180.0 billion in sales, and this figure is expected to grow to over $235.0 billion by 2025, and to over $375.0 billion by 2030. In addition, monoclonal antibodies have represented the majority of the top 10 bestselling drugs over the last five years. Forty-one antibody therapeutics reached blockbuster status in 2020 with sales higher than $1.0 billion, up from 36 antibodies in 2019.

Despite advances in other therapeutic modalities, investment in antibodies has accelerated over the past decade, which has translated into clinical productivity and ultimately new drug approvals. The number of antibodies in the clinic has increased at a 11% CAGR from 468 in 2015 to 881 in 2021. The expansion of clinical development has led to an accelerating pace of regulatory approvals as depicted in Figure 4 below. The FDA approved the first therapeutic antibody in 1986. By 2015, the FDA approved its 50th antibody, and 6 years later in 2021, approved its 100th antibody. As of September 30, 2021, we estimate that there were over 100 approved antibody therapeutics in the U.S. and EU. As of November 1, 2021, we estimate that 20 antibodies were under review for approval by the FDA or the EMA.

Figure 3: Antibody Sales (US and EU)

Figure 4: Antibody Regulatory Approvals (FDA and EMA)

Much of the success of antibodies as a therapeutic class is attributable to their favorable qualities relative to other therapeutic modalities. Antibodies can offer high affinity, potency and specificity, limited off-target toxicity, low immunogenicity, superior immune stimulation and the ability to modulate half-life circulation in serum. Industry statistics suggest that these properties have also translated to an increased probability of success relative to other modalities. Monoclonal antibody and monoclonal antibody conjugate drugs have had an approximately 22% likelihood of receiving market authorization from the start of Phase 1 clinical trials, which is nearly twice the probability of success for small molecule therapies.

Our business model allows us to participate in the high growth antibody therapeutic market through technology access fees and services fees, as well as downstream success-based payments in the form of milestones and royalties on therapeutic candidates that have been discovered using our platform. As of September 30, 2021, we had over 50 partners and over 200 active discovery programs, including 18 OmniAb-derived antibodies in clinical development and one approved product.

Existing Industry Limitations

Despite industry momentum which has resulted in an overall increase in the number of antibody therapeutic approvals per year, drug discovery and development has become increasingly fragmented, outdated and non-robust.

Reduced large pharmaceutical investment has intensified fragmentation and created ripple effects for small biotechnology companies due to reduced investment in enabling technologies. While many of these biotechnology companies bring a focused approach to science that prioritizes nimble movement and efficient decision making, their biological hypotheses are often tested utilizing suboptimal antibody discovery methods due to reliance on legacy technologies. Meanwhile, many larger companies have also continued to rely on legacy technologies for many processes related to antibody discovery, often due to the inability to selectively integrate newer technologies at their facilities or because the benefits of technological updates are limited by outdated workflows. Key examples of the frequently utilized legacy technologies and their shortcomings include:

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Humanized wild-type antibodies. This process has been utilized over the last 25 years and attempts to capture the benefits of natural antibody optimization. However, the process that converts the animal antibody into a human format introduces conformational changes that impact the desired therapeutic properties of the antibody and may cause immunogenicity concerns.

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First generation transgenics. Earlier transgenic systems demonstrated proof-of-concept and did deliver therapeutic antibodies, however it became apparent that flaws in transgene design limited the robustness of immune responses from these animals. In addition, other technical issues, legacy agreement structures and industry consolidation presented further obstacles for the access to and use of the early platforms.

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Display technology. The commonly utilized technologies were invented over 35 years ago and do not benefit from in vivo affinity maturation and optimization. Some display libraries are engineered to capture benefits from natural immune systems, however they still carry limitations including loss of the heavy and light chain pairing, need for high quality soluble antigen, and they often require downstream sequence optimization for high production in a mammalian manufacturing cell line.

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Hybridoma screening. This method has been utilized for over 45 years and results in a loss of over 99% of antibody diversity, drastically reducing the pool of potential therapeutic candidates to choose from.

As a result of the continued reliance by companies on legacy technologies, there is a significant and growing disparity between today’s most widely used drug discovery tools and the myriad advances in drug discovery technology over the last decade. Additionally, outsourced technologies that have tried to address these shortcomings often lack flexibility. These approaches are burdened with critical disadvantages including low antibody diversity, lengthy discovery timelines, limited functional parameter data, excess costs and lack of flexibility.

Our Platform

Our OmniAb technology platform is designed to enable the efficient discovery of high-quality, fully-human antibodies for a wide range of diseases. This platform aims to overcome the existing industry challenges and provides our partners access to antibody candidates based on unparalleled biological diversity that are optimized through tight integration across a full range of discovery technologies. These technologies include computationally powered antigen design, transgenic animals, high-throughput microcapillary single-cell analysis, next-generation sequencing, proprietary assays, and proprietary bioinformatics. We believe that by providing our partners with access to these technologies we will ultimately shorten the discovery timelines, reduce costs, and increase the probability of success.

Our investments in our technologies are methodical and deliberate, with the goal to continue to provide our partners with the most cutting-edge technologies to solve the biggest challenges in antibody discovery. Our technologies are modular and sequential, creating a complete and scalable solution. These technologies also can be individually integrated into our partners internal or external workflows, which allows us to provide our partners with both integrated end-to-end discovery solutions and highly customizable, program-by-program offerings, which address critical industry challenges and provide our partners with optimized antibody discovery solutions. As depicted below, our technology platform is a suite of integrated technologies designed to discover a wide range of high-quality therapeutic antibodies that leverage the inherent diversity produced by transgenic animals and high throughput single-cell screening.

Our technologies within the OmniAb platform improve the productivity and efficiency of each step of the discovery process:

•

Create Diverse Antibody Pools. We believe generating large and diverse pools of high-quality antibodies increases the chances of discovering the antibody with the most desirable therapeutic characteristics. At the heart of the OmniAb technology platform is the Biological Intelligence of our proprietary transgenic animals. Our animals have been genetically modified to produce a large number of naturally optimized, high-quality, antibodies with human sequences. We offer the industry’s only four-species platform to address a wide range of biological challenges facing our partners in their antibody discovery efforts. We can pair our Biological Intelligence with proprietary computational antigen design to generate robust antibody responses to biological targets, including but not limited to difficult and complex targets such as ion channels, GPCRs, transporters, and other transmembrane proteins.

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Screen Antibody Candidates. Our proprietary xPloration microcapillary and GEM technologies screen antibody pools at a single-cell level to quickly identify antibodies in as little as a few hours, saving weeks compared to traditional technologies. xPloration screens tens of millions of immune cells on multiple parameters, then leverages AI to analyze immense amounts of phenotypic data to automatically select and rank thousands of promising therapeutic candidates. Our industry-leading throughput allows for the discovery of rare antibodies that may otherwise be missed with traditional technologies.

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Identify the Right Antibody. Our discovery teams are flexibly positioned to work closely with partners to identify the right antibody for a particular target profile. Antibody candidates identified through our screening technologies are further characterized through a cascade of performance assays. The data from multi-parameter screening and performance assays is used in combination with bioinformatics to analyze the antibody repertoire and enable our partners to select the right antibody.

Create Diverse Antibody Pools

We believe generating large and diverse pools of high-quality antibodies increases the chances of discovering the antibody with the most desirable therapeutic characteristics. We have assembled a suite of transgenic animal and antigen technologies that are designed to generate a large and diverse pool of high-quality antibodies. The heart of the OmniAb technology platform is the Biological Intelligence of our proprietary transgenic animals, including OmniRat, OmniMouse, and OmniChicken, that have been genetically modified to generate antibodies with human sequences which are naturally optimized through in vivo affinity maturation. We combine our transgenic animals with proprietary antigen technology and immunization techniques to generate high-quality antibodies for even the most difficult biological challenges. The various OmniAb animal technologies are depicted in Figure 5 below.

Figure 5: OmniAb Animal Technologies

We believe that natural antibodies are superior to other antibody generation methods due to the immune system’s ability to naturally select quality, and already optimized antibodies through a process that has evolved over 500 million years. Due to their superior drug-like properties, over 90% of all approved antibody drugs have been derived from natural immune systems. The evolutionary divergence of different species has resulted in some animals developing unique mechanisms that increase their immune system effectiveness to certain antigens. Our four-species platform harnesses these characteristics, while maintaining the human genetic sequences needed to generate diverse pools of high-quality, fully-human therapeutic antibodies that fit almost any discovery campaign.

Our team of world-renowned scientists use a variety of gene editing techniques to alter the genomes of animals to produce antibodies that use human sequences, while retaining the animal’s ability to illicit a strong immune response to antigen. We then set up breeding colonies of our genetically modified animals for use in partner’s discovery efforts. While there are several options when considering transgenic mice, OmniAb is the only four-species platform, with the world’s only transgenic mouse, rat, chicken, and cow antibody humanization technology. Each animal has unique characteristics which address key challenges in antibody discovery.

We pair our animal technologies with proprietary computational antigen design to further enhance the robust antibody repertoires for antibody campaigns. Ab Initio offers computationally powered antigen design for production of challenging therapeutic targets. Most drug targets are membrane proteins which are inherently unstable and challenging to investigate. The technology produces full-length membrane proteins, including multi-Tm proteins, such as ion channels and GPCRs, the largest class of therapeutic drug targets. Our antigen production works in tandem with our therapeutic antibody discovery platform, providing access to high-quality membrane protein antigens for immunization campaigns. Guided by molecular modeling and protein design capabilities, our antigen design team manages the cloning, expression, purification, reconstitution, and quality control of purified native-conformation membrane proteins for immunization and screening purposes. Antigens can be prepared in particular conformations with protein or small molecule conformational chaperones. The range of accessible antigen formats improves the probability of success in generating robust immune response with desired specificities from any of the OmniAb animals.

Collectively, we believe our transgenic animal and antigen technologies provide the foundation for a successful drug discovery campaign.

Screen Antibody Candidates

Finding the best antibody means finding the best antibody producing cell. Each antibody is made by an antibody producing cell, known as a B cell, that contains the genetic sequence that encodes its unique antibody. When presented with an antigen, the immune system will respond by creating millions of different antibodies and preferentially selecting antibodies that best neutralize the perceived threat. These large antibody pools can present a challenge in identifying the antibodies with the most optimal candidate drug profiles from millions of possibilities.

In addition to the enormous number of different antibodies generated, individual B cells are microscopic, generate only a miniscule amount of antibody protein, and are difficult to grow in culture conditions. The amount of antibody produced by an individual B cell is too small to be tested directly in conventional 96-well plates. Because of this, scientists have relied on the hybridoma method for antibody discovery for the past 45 years. During this process, B cells are fused with a certain type of cancer cell, which immortalizes the B cell allowing them to be grown into sufficient quantities for the antibodies to be tested in conventional 96-well plates. This process takes approximately 8 to 12 weeks, and is extremely inefficient, leading to losses of 99.9% of the relevant immune diversity from the beginning of the process. Despite these significant limitations, hybridoma remains a commonly used technology in the industry.

We analyze B cells individually using microcapillaries and industry leading throughput with our xPloration and GEM platforms. The xPloration platform is an AI-powered single-cell microcapillary platform that provides multi-dimensional profiling data on tens of millions of cells. Our proprietary technology uses a chip with 1.5 million microscopic capillaries that are loaded with B cells. Chips are processed through automated imaging, then AI-powered algorithms analyze and identify thousands of B cells that express antibodies with the desired characteristics. Our AI algorithms are empowered by the industry leading LandingLensTM platform developed by Landing AI. Thousands of AI-selected B cells are recovered within minutes using lasers that break the capillary forces and drop the B cell into wells for sequencing. The whole process can screen up to 40 million cells and recover thousands of paired sequences all within a few hours.

We believe the xPloration platform represents industry-leading screening and cell recovery. The screening throughput enables the discovery of rare cells that would be missed with other systems that only evaluate a small sliver of the repertoire.

Identify the Right Antibody

Both xPloration and GEM identify potentially thousands of therapeutic antibody candidates which must then be narrowed to a small number of lead candidates. Our OmniAb team is flexibly positioned to work directly with partners to develop work plans and screening cascades that are customized to their antibody design specifications. We also assist our partners in their own downstream activities to ultimately find the right antibody for further development. Paired chains are cloned in high throughput and expressed as recombinant antibodies in a variety of format options for confirmation and further characterization. Assays include high throughput epitope binning and kinetics analysis, and target-specific functional assays. Functional data combined with the large amounts of data generated from xPloration provide a comprehensive view of the immune response and allow our partners to select antibodies with even the most stringent design criteria.

Often the right antibody must be further tweaked to enhance certain desired characteristics in a process known as antibody optimization. Introducing changes to the DNA sequence that enhance one characteristic, can be detrimental to others. This results in a process that is lengthy, costly, and reliant on trial-and-error experimentation. We believe many of these challenges are averted by using natural immune systems that have evolved over 500 million years to naturally selects antibodies that are optimized for their intended function. Our antibody pools are large, diverse, and full of high-quality antibodies that provide our partners with a significant number of fully optimized leads. In the most challenging discovery programs, our team can provide hit expansion through xPloration deep dives and/or NGS data mining to identify variants of confirmed clones with improved affinity, improved manufacturability, or other favorable characteristics, while avoiding the time and technical risk associated with traditional optimization methods.

In situations where characteristics need to be improved beyond what is available in the repertoire, we can filter sequence variants through a battery of in silico evaluations to remove sequences with liabilities or potential developability problems, and potentially improve potency. Optimized sequences are then re-expressed in antibody format of choice and performance is further evaluated in analytical and bioassay evaluation to create a ranked list of potential leads.

Our Partnership Business Model

We partner with pharmaceutical and biotechnology companies that vary in size, clinical stage, geography and therapeutic focus. Our partners have access to a wide repertoires of antibodies and state-of-the-art screening technologies designed to enable efficient discovery of next-generation novel therapeutics and deliver high-quality therapeutic antibody candidates for a wide range of diseases. Our partners can select a target and define the antibody properties needed for therapeutic development or use certain of our technologies directly in their own laboratories. We typically structure our license agreements with each partner so that they are indifferent to the species used to generate antibodies. To the extent our partners request us to provide additional discovery work beyond screening, we capture additional fees either in terms of upfront payments or downstream via additional milestones or royalties.

Our license agreements with partners typically include: (i) upfront or annual payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to take advantage of the upside of approved antibody therapeutics. We believe the long-term value of our business will be driven by downstream royalty payments. Our typical royalty rates for antibody discovery contracts are currently in the low- to mid-single digits, and can vary depending on other economic terms in the agreement. By providing a full suite of antibody discovery technologies with streamlined economics, we believe we offer an attractive option to industry stakeholders that are often forced to pay multiple royalty obligations for enabling technologies.

Figure 6 below shows the growth in active partners, active programs and clinical programs since our acquisition by Ligand in January 2016 and the number of programs that have entered clinical trials. As of September 30, 2021, we estimate our partners have started over 500 antibody discovery campaigns, and we estimate there are currently over 200 active antibody programs. An active partnered program is counted once an antigen is introduced into our animals and remains so long as the program is actively being developed or commercialized. An active partner is one currently utilizing OmniAb technology to discover new antibodies or is currently developing or commercializing an OmniAb antibody. We do not include academic partners with a license to the OmniAb platform in our active partner count.

Figure 6: Active Partners, Programs, and Clinical and Commercial Programs

*Active programs not tracked prior to acquisition of Open Monoclonal Technology, Inc. in January 2016.

Our Technology

The foundational technologies that power our OmniAb Technology Platform are described below:

OmniRat

OmniRat was launched in 2012 and is the first example of a successful knock-out of the endogenous rat immunoglobulin genes coupled with transgenesis of human counterparts. OmniRat produces a diverse repertoire of antibodies with human idiotypes and immunological characteristics that are comparable to antibodies from wildtype animals. Within rodent platforms, the OmniRat is the first choice when cross-reactivity against a mouse is required. Cross-reactivity with mouse streamlines preclinical development by obviating the need for surrogate antibodies thereby decreasing clinical risks. The OmniRat has been engineered to contain functional recombinant immunoglobulin loci, use genes with similar frequency as humans, and rearrange functional human immunoglobulin genes. The animals are bred on a mixed genetic background to further diversify the antibody repertoire and feature different light chain isotypes which is designed to provide flexibility around partners’ needs and technology. The OmniRat shows high expression, normal human CDR-H3 length distribution, and normal hypermutation and affinity maturation. As of September 30, 2021, there is one approved OmniRat-derived antibody and 13 additional antibodies in clinical development.

OmniMouse

OmniMouse was launched in 2014, and we designed this technology using the same transgenes as OmniRat to deliver fully human antibodies utilizing standard mouse-based protocols. OmniMouse expands the sequence diversity of our rat-based platforms (OmniRat and OmniFlic), offering easy conversion from wildtype mice while utilizing the same protocols. OmniMouse produces a diverse repertoire of antibodies with human idiotypes and provides a complementary murine system for additional sequence diversity. Like OmniRat, OmniMouse is currently bred to generate a mixed genetic background to further increase sequence diversity. For partners who prefer to work with mice, OmniMouse provides a rapid solution to deliver fully-human antibodies. As of September 30, 2021, there are two OmniMouse-derived antibodies in clinical development.

OmniChicken

OmniChicken was launched in 2016 and is the first successfully engineered bird with an immune system that can efficiently generate human sequence antibody repertoires for the discovery of therapeutic antibodies. OmniChicken and OmniClic, our bispecific transgenic chicken platform, offer affinity matured antibodies in an evolutionarily distant chicken host environment. As depicted in Figure 7 below, more than 300 million years of evolutionary distance drives divergence between mammalian and avian orthologs, which are genes in different species that evolved from a common ancestral gene by speciation. This evolutionary distance enables generation of a diverse repertoire of antibody panels to highly conserved therapeutic target antigens that are not immunogenic in mammals.

OmniChicken features a high level of functional diversity, with sequence diversity focused on the CDR regions, while maintaining conserved, well-validated human framework regions. OmniChicken antibodies bind to diverse epitopes on human targets with high affinity, and therefore we believe offer excellent developability profiles.

Figure 7: OmniChicken Yields Greater Antibody Diversity

Due to the phylogenic evolutionary distance between humans and chickens, the OmniChicken can generate an immune response against targets that are not immunogenic in mammals.

OmniTaur

OmniTaur was launched in 2020 and provides cow-derived ultralong CDR-H3 antibodies with a human framework. CDR-H3 is the region of the antibody that makes primary contact with the target and ultralong CDR-H3 antibodies have been shown to bind to targets with deep or cryptic epitopes. We believe these antibodies could be leveraged for a variety of targets with cryptic epitopes which may be difficult to reach with conventional antibodies, including channel blockers, ion channels, transporters, and viral proteins. As depicted below in Figure 8, OmniTaur features a fully human variable framework, and a CDR-H3 region, which we believe makes OmniTaur antibodies well suited for therapeutic development.

Figure 8: Cow Antibodies Have Unique Characteristics for Binding Cryptic Epitopes

OmniChicken with cow-inspired properties (in development)

We are currently developing a next generation OmniChicken with cow-inspired CDR-H3 motifs. If successful, this will combine the OmniChicken’s ability to generate antibodies against highly conserved targets, with OmniTaur’s ability to target highly cryptic epitopes. We believe these combined benefits may enable antibody discovery for a number of high-value targets that are undruggable with today’s technologies.

Bispecific antibody platforms

We offer the only rat and chicken platform for generation of bispecific antibodies. Although bispecific antibody drugs have been researched for more than 30 years, only a limited number of bispecific antibodies have achieved regulatory approval. There are very few successful examples of large-scale manufacturing for a bispecific antibody, and the “common light chain format” is a technology designed to simplify and improve the efficiency of the production and purification of a whole IgG–type bispecific antibody. Our bispecific antibodies are IgG antibodies, with a common light chain and different heavy chains. Common light chain antibodies allow for combining targeting arms for bispecific and multi-specific antibodies without the complexity of correct heavy and light chain pairing. Using this IgG format, the bispecific function can be introduced while maintaining the natural shape of the antibody. Both OmniFlic, our bispecific rat, and OmniClic, our bispecific chicken, express the same light chain which enables the formation of bispecific therapeutics through the combination of antibodies generated from either platform.

We believe that the characteristics of our platforms offer several advantages over current generation bispecific antibody technologies. To generate bispecific antibodies, we conduct parallel immunizations with two antigens and then engineer the two targeting arms of the antibody as depicted in Figure 8 below. We then use functional screening to identify heavy chain pairs with balanced affinities for their targets and support robust purification of the bispecific antibodies for manufacturing purposes.

OmniFlic (Bispecific rat platform)

OmniFlic was launched in 2014 and is a fixed light-chain variation of OmniRat. The OmniFlic transgenic rat expresses a fixed VK3-15 light chain. OmniFlic features the same heavy chain transgene as OmniRat, which generates diverse repertoires upon immunization. OmniFlic is a fixed light-chain transgenic rat developed to facilitate the generation of bispecific antibodies. As of September 30, 2021, there are three OmniFlic-derived antibodies in clinical development.

OmniClic (Bispecific chicken platform)

OmniClic was launched in 2019 and is a common light-chain transgenic chicken developed to facilitate the generation of bispecific antibodies. OmniClic was engineered to focus sequence diversity on the CDRs of the VH domain. OmniAb expresses the VH3-23 and VK3-15 light chains, with a modified light chain transgene to minimize diversification.

Figure 9: Bispecific antibody platforms

Our bispecific antibodies are IgG, antibodies, with a common light chain and different heavy chains. To generate these antibodies, we conduct parallel immunizations with two antigens and then engineer a bespoke version of the transgenic platform to generate a diverse set of heavy chains and ultimately bispecific therapeutic antibodies.

HCO chicken (in development)

OmniAb scientists are currently developing a next generation OmniChicken designed to express antibodies comprised of principally heavy chains, without the light chains found in conventional IgG antibodies, also referred to as heavy chain only (HCO) antibodies. In addition to other unique benefits and uses, HCO antibodies, similar to common light chain antibodies, can be used to generate bispecific and multispecific antibodies while avoiding the complexity of correct heavy and light chain pairing. HCO antibodies resemble camelid antibodies, which are smaller than conventional antibodies, allowing for the targeting of cryptic epitopes.

Screening Technologies

We believe that the xPloration platform offers greatly improved screening and cell recovery compared to other leading, commercially available single-cell multi-dimensional profiling technologies. The xPloration screening throughput is designed to enable the discovery of rare cells that would likely be missed with other systems that are only able to evaluate a small sliver of the repertoire. We pair this with next-generation sequencing to further expand the repertoire for potential hit expansion downstream if necessary. Our laser-based recovery process retains heavy/light chain paring of the antibodies, which directly provides potential lead antibody sequences bypassing the need for pairing algorithms that attempt to reconstruct the repertoire. The considerable throughput combined with retaining heavy/light chain antibody pairing can cut weeks or months of traditional discovery workflows.

For certain development programs, we leverage our proprietary GEM technology. The GEM technology incorporates many of the same principles of the xPloration platform by isolating and performing multi-dimensional profiling of single B cells from an immunized animal. Small droplets encapsulate single B cells and Reporters that present the target antigen on the surface of a bead or cell. Secreted antibodies from the B Cell diffuse locally in the microenvironment where they can bind to Reporters, which in turn can be detected with a fluorescent probe. Using different types of Reporters in the microenvironment can generate a multi-parameter binding profile of each antibody. Antigen specificity is determined by colocalization of signal with alternative bead and/or cell types. Millions of GEMs can be examined in parallel. GEMs containing B cells and antibodies of interest can be harvested, cloned, and expressed as recombinant antibodies for further characterization studies.

Both xPloration and GEM are compatible with a wide variety of assay formats, including cell surface binding assays, reporter cell stimulation, multiplex target binding, and cross-reactivity screening. These assays enable us to tackle high value, challenging targets, such as ion channels and GPCRs. High throughput B-cell screening is particularly valuable within the OmniAb ecosystem because of our unique animal offerings. While mouse hybridoma techniques have been available for decades, the hybridoma generation methods for other species including chickens, and cows is not available. As such, B-cell screening with OmniAb’s platforms enable the discovery of unique antibodies from any host systems.

Figure 10: xPloration Core Components

Next generation xPloration (in development)

OmniAb scientists and engineers are currently developing a next generation xPloration platform as depicted in Figure 10 below. We believe this platform has the potential to further expand our position as the industry leader in speed, throughput, reliability, and ease of use. The next generation xPloration is designed as a deployable instrument that could give certain strategic partners or collaborators the option to access xPloration in their own labs for their OmniAb discovery efforts.

Figure 10: Prototype Next Generation xPloration Platform

Ion Channel Differentiated Capabilities

Ion channels and transporters are key components in a wide variety of biological processes that involve rapid changes in cells and have broad therapeutic applicability across multiple therapeutic areas including oncology, metabolic disease, pain, neurological diseases, infectious diseases and others. Ion channels make particularly challenging drug targets due to (i) difficulty with antigen purification (ii) poor immunogenicity (iii) high homology with rodents used in immunization campaigns and (iv) small binding regions with the majority of protein embedded in cell membranes.

Due to these challenges in developing effective therapeutics, patients suffering from ion-channel and transporter related diseases are severely underserved. Icagen has extensive biological capabilities focused on ion channels and transporters, and decades of experience in novel drug discovery from screening to lead optimization, with an active set of big pharma discovery and asset-based partnerships. The differentiated core capabilities at Icagen can provide novel reagent generation and proprietary assays that can also support antibody discovery programs and can be accessed by partners when pursuing ion channels and transporter targets. We believe we are well positioned to provide the tools necessary to generate and discover antibodies and small molecules to target ion-channel and transporter targets. Our computational antigen generation technology has been validated in successfully generating, stabilizing, and purifying antigen for these targets and our four-species transgenic animal platform is validated in successfully generating antibodies for poorly immunogenic, high homology, and cryptic targets.

In addition to the drug design challenges, it is difficult to develop effective functional assays to test potential therapeutics. OmniAb’s proprietary Icagen ion channel platform leverages proprietary expertise in the combination of biological assays, medicinal chemistry, and in silico and computational chemistry applications to enable the discovery of ion channel targeting therapeutics. We believe this suite of technologies provides and differentiated capability for advancing high value ion channel and transporter drug discovery programs regardless of modality including small molecules, mono-, bi- and multi-specific antibodies, and antibody-drug conjugates (ADCs).

Investing in Differentiated Technology

We built the OmniAb technology platform through acquisition, investment, and innovation. We acquired OMT in January 2016, Crystal Bioscience in October 2017, Ab Initio in July 2019, Icagen in April 2020, xCella Biosciences in September 2020 and Taurus Biosciences in September 2020. In addition to acquisitions, we have advanced our technology platform through internal investment and innovation. Over the past five years, the OmniAb team has launched new transgenic animals, introduced computational antigen design, expanded internal capabilities in downstream processing, and developed internal data management and bioinformatics software. We have several internal projects in development including multiple new transgenic animals, a next generation high-throughput microcapillary deep screening platform, and a number of undisclosed projects. The key technologies obtained through acquisition are listed below.

Business	Acquisition Date	Technologies Acquired
Open Monoclonal Technology (OMT)	January 2016	OmniRat OmniMouse OmniFlic
Crystal	October 2017	OmniChicken GEM screening
Ab Initio	July 2019	Computational antigen design
Icagen	April 2020	Ion channel technology
xCella	September 2020	xPloration screening
Taurus	September 2020	OmniTaur

Our Technology in Action—Selected Case Studies

Partner A: Emerging Biotech

Problem: Partner wanted to generate antibodies against a novel multi-transmembrane target for triple negative breast cancer. All previously-known antibodies for the target could only bind to denatured or fixed form, therefore unsuitable for therapeutic use.

Solution: Our antigen technology was applied to deliver mg-scale quantities of purified receptor in native conformation for immunization and screening. We then performed an OmniChicken immunization campaign which led to discovery of a large and diverse panel of fully-human antibodies capable of binding target on live tissues.

Partner B: Big Pharma

Problem: Partner attempted to generate antibodies using internal discovery tools towards a growth factor target that is highly conserved among mammals. The human version of the target is non-immunogenic in other rodents, therefore no titer was achieved despite numerous immunization attempts by the partner. Additionally, the genetic knockout of target gene attempted in mice was lethal.

Solution: An OmniChicken immunization campaign led to robust titers and diverse antibody panels. >90% of sequences recovered had excellent developability profiles based on multi-parameter in silico analysis, and the partner was able to proceed with the program.

Partner C: Established Biotech

Problem: Partner has a history of success in developing antibodies, with a large discovery group and expanding novel biology. The partner needed a flexible, scalable, antibody discovery solution to start dozens of new programs every year to achieve development objectives.

Solution: OmniAb technologies were transferred to the partner, with an OmniRat breeding colony established. In its own labs, the partner utilizes the OmniAb technology to discover multiple OmniAb antibodies each year, with clinical candidates routinely identified, and currently targeting Phase 1 and 2 data readouts in the next 18 months, and multiple candidates to enter clinical development in the coming years.

Outcomes: As a result of the solutions that OmniAb provided and our expertise in genetic engineering, Partner C entered a deep collaboration for OmniAb to develop next generation rodents, which were tested in parallel with active novel programs. OmniAb wholly owns rights to next-generation animals and can include them in the OmniAb technology offering to other partners.

Partner D: Global Pharma

Problem: Partner is an Asia-based global pharma company that is establishing a new and substantial presence in the antibody space with large investment and expansion of its global antibody team. Partner D needed our antibody discovery engine to power their growth in the antibody space.

Solution: Partner D selected OmniAb as its core technology to feed robust discovery and development efforts. Satisfaction with the relationship resulted in a three-way collaboration with deep repertoire analysis to rapidly identify best binders for bispecific antibodies.

Competition

The market for technologies that enable the discovery and development of therapeutic antibodies, such as ours, is global, characterized by intense competition and subject to significant intellectual property barriers. The solutions and applications offered by our competitors vary in size, breadth and scope, and given the broad promise of antibody therapeutics, we face competition from many different sources, including companies developing single-cell screening technologies, transgenic animals and antibody engineering technologies, using a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. We also face competition from companies who use internal resources and technologies for their discovery capabilities, as well as integrated contract research organizations that use traditional hybridoma, phage, and yeast display technologies in discovery. Due to the significant interest and growth in antibody therapeutics more broadly, we expect the intensity of this competition to increase.

We seek to provide our partners with the most advanced technologies for antibody drug discovery, including antigen design, transgenic animal platforms and single-cell analysis. Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of these steps. Examples include:

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in discovery using genetically engineered rodents, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Ablexis LLC, Alloy Therapeutics, Inc. Crescendo Biologics Ltd., Harbour Antibodies BV, Merus N.V., Regeneron Pharmaceuticals, Inc. and RenBio Inc.;

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in the field of single-cell screening, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Berkeley Lights Inc., HiFiBio Inc., and Sphere Fluidics Ltd.; and

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in ion channel drug discovery, we face technical competition from companies that provide similar technologies, or biological expertise, such as Charles River Labs Inc., Evotec SE, Metrion Biosciences Ltd., and WuXi AppTec.

We also face direct business competition from companies that provide antibody discovery services using technologies, such as hybridoma and display. Companies with discovery business models that include downstream payments include AbCellera Inc. and Adimab LLC. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology platform.

For a discussion of the risks we face relating to competition, see “Risk Factors—Risks Related to our Business and Strategy—The life sciences technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.”

Intellectual Property

We believe that patents and other proprietary rights are important to our business. Our practice is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Patents are issued or pending for the technology families described below. The scope and type of patent protection provided by each patent family is defined by the claims in the various patents. Patent term may vary by jurisdiction and depend on a number of factors including potential patent term adjustments, patent term extensions, and disclaimers, and patent terms referenced below do not take into consideration such adjustments, extensions, or disclaimers. For each technology family, the patents and/or applications referred to are in force in at least the United States, European jurisdictions, Japan and other jurisdictions as indicated. The patents and patent applications referenced below are in each case, as of September 30, 2021.

OmniAb Technology Platform

Our OmniAb therapeutic antibody platforms, including OmniRat, OmniMouse and OmniChicken, produce naturally optimized antibodies with human sequences in animals. We have received patents directed to OmniAb animals and related inventions, including 24 issued patents in the United States, six issued patents in Europe, six issued patents in Japan, three issued patents in China, and counterpart patents granted in other countries. We also have 13 pending U.S. patent applications, nine pending European patent applications, six pending Japanese patent applications, three pending Chinese patent applications, and counterpart patent applications pending in other countries. These patents and applications are expected to expire between 2028 and 2041, without accounting for potentially available patent term adjustments and extensions or disclaimers. Our partners who use the OmniAb patented technology to generate novel antibodies may be entitled to separate, additional patent protection on such antibodies.

Icagen Ion Channel Platform

In April 2020, we acquired the core assets of Icagen, LLC, an early-stage drug discovery company focused on ion channel and transporter targets. Icagen has a portfolio of issued patent and pending patent applications directed to X-ray fluorescence-based detection of binding events and transport across barriers and related inventions, including 22 issued patents in the Unites States, six issued patents in Europe, eight issued patents in Japan, and three issued patents in China. Icagen’s portfolio also includes four pending U.S. patent applications and two pending European patent applications. Icagen also has a pending Patent Cooperation Treaty patent application directed to branched-chain amino acid aminotransferase modulators. The patents and applications in Icagen’s portfolio are expected to expire between 2023 and 2040, without accounting for potentially available patent term adjustments and extensions or disclaimers.

xCella Biosciences

In September 2020, we acquired xCella Biosciences. xCella’s technology includes a microcapillary platform that can screen single B cells for specificity and bioactivity, which expand our existing single- B cell assay capabilities in the OmniAb technology platform. xCella’s patent portfolio includes two issued patents in the United States, four pending U.S. patent applications, four pending European patent applications, two pending Japanese patent applications, two pending Chinese patent applications, counterpart patent applications pending in other countries, and one pending Patent Cooperation Treaty patent application. The patents and applications in xCella’s portfolio are expected to expire between 2036 and 2040, without accounting for potentially available patent term adjustments and extensions or disclaimers.

Taurus Biosciences

In September 2020, we acquired Taurus Biosciences, which added technologies for discovery and humanization of antibodies from immunized cows or cow-derived libraries to our OmniAb platform technology platform. These antibodies feature some of the longest CDR-H3s of any species, with unique genetic and structural diversity that can enable binding to challenging antigens with application in therapeutics, diagnostics and research. Through this acquisition, we acquired issued patents and pending patent applications relating to screening methods and antibody engineering. Taurus’ patent portfolio includes five U.S. patents, one pending U.S. patent application, one granted European patent, two granted Japanese patents, one pending Japanese patent application, one granted Australian patent, one granted Chinese patent, one pending Chinese patent application, and one pending Canadian patent application. The patents and applications in Taurus’ portfolio are expected to expire between 2029 and 2034, without accounting for potentially available patent term adjustments and extensions or disclaimers.

Commercial

Our license agreements with our partners include: (i) payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to align economic and scientific interests.

We partner with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. Our partners are predominantly based in the United States, Europe, and China. As of September 30, 2021, we had a total of          partners with access to OmniAb technology, excluding academic partners. For the three and nine months ended September 30, 2021, our top          partners accounted for         % and         % of revenue, respectively. We do not believe the loss of any one or more of our partners would have a material adverse effect on us and our subsidiaries taken as a whole.

We had 70 full-time employees in the United States consisting of 67 scientists and 3 business professionals.

Our strategy involves:

•	Providing the best antibody discovery engine to our partners through continued investment and innovation

•	Giving our partners optionality and flexibility to use components of our technology to broaden our potential customer base

•	Working with partners to guide our investment and development priorities to expand our current partnerships

•	Expand the reach of our technology to new partners of all sizes in the drug development industry

•	Deliver a complete solution through investment in infrastructure, resources and expertise to execute early-stage discovery

As of September 30, 2021, our business development and marketing function had one dedicated business development professional, and two dedicated marketing professionals. Our business development and marketing team has been complemented with research and development staff attending a variety of scientific conferences, which has helped increase the business development pipeline. We plan to further expand our commercial sales, marketing and business development teams.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, safety, effectiveness, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drugs and biological products such as those that our partners develop. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. If we or our partners fail to comply with applicable laws or regulations at any time, we or our partners may become subject to administrative or judicial sanctions or other legal consequences, including among other things, restrictions on marketing or manufacturing, withdrawal of products, product recalls, fines, warning letters, untitled letters, clinical holds on clinical studies. refusal of the FDA to approve pending applications or supplements to approved applications, suspension or revocation of product approvals, product seizure or detention, refusal to permit the import or export of products, consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs, mandated modification of promotional materials, issuance of safety alerts, Dear Healthcare Provider letters, injunctions or the imposition of civil or criminal penalties

Our partners must obtain the requisite approvals from the applicable regulatory authority prior to the commencement of clinical studies or marketing of a drug or biological product in any country in which they wish to initiate such activities. In the United States, the U.S. Food and Drug Administration (FDA) regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations, and biologics under the FDCA and the Public Health Service Act and their implementing regulations. FDA approval of a New Drug Application (NDA) or Biologics License Application (BLA) or supplement is required before any new unapproved drug, biologic or dosage form, including a new use of a previously approved drug or biologic, can be marketed in the United States.

The process required by the FDA before such therapeutic candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and preclinical animal studies, which may need to be performed in accordance with the Good Laboratory Practices (GLP) regulations;

•	submission to the FDA of an investigational new drug application (IND) which must become effective before human clinical trials may begin and must be updated annually;

•	approval by an independent Institutional Review Board (IRB) or ethics committee representing each clinical site before each clinical study may be initiated;

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performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice (GCP) requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the therapeutic candidate for each proposed indication;

•	preparation of and submission to the FDA of an NDA or BLA;

•	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance and drug product are produced to assess compliance with current Good Manufacturing Practice requirements (cGMPs), and audits of selected clinical trial sites to ensure compliance with GCP; and

•	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug or biologic in the United States.

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess potential safety and efficacy. The conduct of certain preclinical studies is subject to federal regulations and requirements, including GLP regulations applicable to certain safety/toxicology studies.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol for the proposed clinical trial. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the therapeutic candidate, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes the requirement that all research subjects, or their legal representative, provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend that the clinical trial be halted if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Study sponsors also must comply with requirements governing the reporting of clinical trials and clinical study results to public registries.

The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for labeling.

Post-marketing studies, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, such as with drugs approved under FDA’s accelerated approval pathway, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the therapeutic candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the therapeutic candidate and must include methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of clinical development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the therapeutic candidate for one or more indications. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

After the FDA evaluates an NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced and of select clinical trial sites, the FDA may issue an approval letter or a Complete Response Letter (CRL). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data. supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may include limitations on the indicated uses for which such product may be marketed. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Any drugs or biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, many changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual program fees for any marketed products. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw any marketing authorization if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions. Other potential consequences include, among other things: restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, product recalls, fines, warning letters, untitled letters, clinical holds on clinical studies, refusal of the FDA to approve pending applications or supplements to approved applications, product seizures or detention, refusal to permit the import or export of products, consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs, the issuance of corrective information, injunctions, or the imposition of civil or criminal penalties.

FDA Regulation of Animals with Intentionally Altered Genomic DNA

The FDCA provides FDA with authority to regulate as a drug the portion of an animal’s genome that has been intentionally altered, including where such animals with intentionally altered genomes are intended to produce medical products, such as human drugs. In particular, the FDCA defines the term “drug” to include, among other things, articles (other than food) intended to affect the structure or any function of the body of man or other animals.

Subject to certain exceptions, the FDA considers each specific DNA alteration utilized in genetically modified animals to be an article meeting the FDCA’s definition of a new animal drug, because such altered DNA is intended to affect the structure or function of the body of the animal. Consequently, the FDA considers intentionally genetically altered (IGA) animals to be subject to regulation under the new animal drug provisions of the FDCA.

In general, any new animal drug is deemed unsafe and adulterated unless FDA has approved a new animal drug application (NADA) for its intended use, or unless such drug is only for investigational use and conforms to specified exemptions for such use under an Investigational New Animal Drug (INAD) exemption. However, although IGA animals may be subject to premarket approval requirements or the requirement for an INAD when used in research and development, in some circumstances the FDA has not required INADs or NADAs for such IGA animals. For example, in a draft guidance issued in January 2017, FDA stated its intention to exercise enforcement discretion in a risk-based manner with regard to INAD and NADA requirements for certain IGA animals that are nonfood-producing species, taking into consideration the relative human, animal and environmental risks posed by such animals. The FDA has also stated it may modify its approach with respect to INAD or NADA requirements for other kinds or uses of animals based on its evaluation of risks. Failure to comply with applicable requirements may subject a company to FDA enforcement action.

Other U.S. Regulatory Requirements

In addition to FDA regulation, pharmaceutical and biologics companies are also subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which such companies research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In the United States, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of therapeutic candidates, restrict or regulate post-approval activities, and affect the profitable sale of therapeutic candidates, and similar healthcare laws and regulations exist in the European Union (EU) and other jurisdictions. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the

United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Patient Protection and Affordable Care Act (the ACA) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Data Privacy & Security

Numerous state, federal and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, including clinical trial data, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Facilities

Our corporate headquarters and research and development facilities are located in Emeryville, California, where we lease approximately 22,000 square feet of space under leases expiring between 2022 and 2032. We are expanding our corporate headquarters and will lease approximately 35,000 square feet of space under leases expiring in 2032. Icagen, our wholly-owned subsidiary, leases approximately 30,000 square feet of research and development space in Durham, North Carolina and Tucson, Arizona, under leases that expire between 2021 and 2026. In 2022 Icagen is planning to move into a new 27,000 square foot research and development lab in Durham, North Carolina under a lease that expires in 2029. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Employees and Human Capital Resources

We recognize and take care of our employees by offering a wide range of competitive pay, recognition, and benefit programs. We are proud to provide our employees the opportunity to grow and advance as we invest in their education and career development. As of September 30, 2021, we have 70 employees, of whom 67 are involved directly in scientific research and development activities.

We rely on skilled, experienced, and innovative employees to conduct the operations of our company. Our key human capital objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled labor throughout our organization. Our notable health, welfare and retirement benefits include:

•	equity awards;

•	subsidized health insurance;

•	401(k) Plan with matching contributions;

•	tuition assistance program; and

•	paid time off.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. Our employees have multiple avenues available through which inappropriate behavior can be reported, including a confidential hotline. All reports of inappropriate behavior are promptly investigated with appropriate action taken to stop such behavior.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. However, regardless of outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and age, as of September 30, 2021, and position of each of the individuals we expect to serve as our executive officers and directors immediately prior to the completion of this offering.

Name	Age	Position
Executive Officers
Matthew W. Foehr	49	President, Chief Executive Officer and Director
Charles S. Berkman	52	Chief Legal Officer

Non-Employee Directors
Sarah Boyce	49	Director Nominee
Jennifer Cochran, Ph.D.	49	Director Nominee
John L. Higgins	51	Director
Sunil Patel	49	Director Nominee

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Matthew W. Foehr has served as a member of our board of directors and our Vice President since December 2015 and will serve as our President and Chief Executive Officer and a member of our board of directors immediately prior to the closing of this offering. Mr. Foehr has served as Ligand’s President and Chief Operating Officer since January 2015. Prior to that time, Mr. Foehr served as Ligand’s Executive Vice President and Chief Operating Officer since 2011, and has more than 20 years of experience managing global research and development programs. Prior to joining Ligand in 2011, he was Vice President and Head of Consumer Dermatology R&D, as well as Acting Chief Scientific Officer of Dermatology, in the Stiefel division of GlaxoSmithKline (NYSE: GSK). Following GSK’s acquisition of Stiefel in 2009, Mr. Foehr led the R&D integration of Stiefel into GSK. At Stiefel Laboratories, Inc., Mr. Foehr served as Senior Vice President of Global R&D Operations, Senior Vice President of Product Development & Support, and Vice President of Global Supply Chain Technical Services. Prior to Stiefel, Mr. Foehr held various executive roles at Connetics Corporation including Senior Vice President of Technical Operations and Vice President of Manufacturing. Mr. Foehr serves on the Board of Directors of Viking Therapeutics, Inc. (Nasdaq: VKTX), a publicly-traded biotechnology company and served as a director of Ritter Pharmaceuticals, Inc. from February 2015 until its merger with Qualigen Therapeutics, Inc. (Nasdaq: QLGN) in May 2020. Mr. Foehr is the author of multiple scientific publications and is named on numerous U.S. patents. He received his B.S. degree in biology from Santa Clara University. Mr. Foehr’s experience as an executive officer of Ligand and intimate knowledge of our business contributed to our board of directors’ conclusion that he should serve as a director of our company.

Charles S. Berkman has served as a member of our board of directors and our Secretary since December 2015 and will serve as our Chief Legal Officer immediately prior to the closing of this offering. Mr. Berkman has served as Ligand’s Senior Vice President, General Counsel and Secretary since January 2018 and prior to that as its Vice President, General Counsel and Secretary since April 2007. Mr. Berkman joined Ligand in November 2001 and served as Associate General Counsel and Chief Patent Counsel (and Secretary since March 2007). Prior to joining Ligand, Mr. Berkman was an attorney at the international law firm of Baker & McKenzie from November 2000 to November 2001. Before that he served as an attorney at the law firm of Lyon & Lyon from 1993 to November 2000, where he specialized in intellectual property law. Mr. Berkman earned a B.S. in chemistry from the University of Texas and a J.D. from the University of Texas School of Law.

Non-Employee Directors

Sarah Boyce will serve as a member of our board of directors immediately prior to the closing of this offering. Ms. Boyce has served on the board of directors of Ligand since October 2019, and is currently expected to resign from the Ligand board prior to the completion of the distribution. Since October 2019, Ms. Boyce has served as President and Chief Executive Officer of Avidity Biosciences, Inc., a publicly-traded biotechnology company. Prior to joining Avidity, she served as a Director and President of Akcea Therapeutics (Nasdaq: AKCA), a publicly-traded biopharmaceutical company focused on serious and rare diseases, from April 2018 through September 2019. Ms. Boyce served as Chief Business Officer at Ionis Pharmaceuticals, Inc. (Nasdaq: IONS) from January 2015 to April 2018, where she was responsible for business development, alliance management, patient advocacy and investor relations. Prior to joining Ionis, she served as Vice President, Head of International Business Strategy and Operations at Forest Laboratories, Inc. Ms. Boyce held various positions with Alexion Pharmaceuticals Inc., Novartis Group AG (NYSE: NVS), Bayer AG and F. Hoffmann-La Roche AG. Ms. Boyce also currently serves on the Board of Directors of Berkeley Lights Inc. (Nasdaq: BLI), a publicly-held biopharmaceutical company. Ms. Boyce received a B.S. degree in microbiology from the University of Manchester, England. Ms. Boyce’s executive experience in the biopharmaceutical industry and knowledge of our business contributed to our board of directors’ conclusion that she should serve as a director of our company.

Jennifer Cochran, Ph.D. will serve as a member of our board of directors immediately prior to the closing of this offering. Dr. Cochran has served on the board of directors of Ligand since July 2021, and is currently expected to resign from the Ligand board prior to the completion of the distribution. She has served in numerous roles at Stanford University since 2005, where she is currently a Professor of Bioengineering and (by courtesy) of Chemical Engineering (appointed to the faculty as an Assistant Professor in January 2005, promoted to Professor in 2018), and the Shriram Chair of Bioengineering, a position she has held since September 2017. Dr. Cochran also serves as the Chief Scientific Advisor to Red Tree Venture Capital, a life-sciences-focused investment fund, since she co-founded it in August 2020. Dr. Cochran was also the Chief Scientist of Lagunita Biosciences, a healthcare investment company and incubator, from October 2015 to April 2020. Prior to Stanford, she held several research positions at the Massachusetts Institute of Technology, most recently as a Postdoctoral Fellow. Dr. Cochran currently serves on the Boards of Directors of privately-held biotechnology companies Virsti Therapeutics, Inc., Revel Pharmaceuticals, and Trapeze Therapeutics, Inc. She has also served on the Boards of Directors of privately-held biotechnology companies Nodus Therapeutics, Inc. and Combangio, Inc., as well as xCella Biosciences until its acquisition by Ligand in 2020. Dr. Cochran received a B.S. degree in biochemistry from the University of Delaware and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology. Dr. Cochran’s extensive bioengineering background and knowledge of the biopharmaceutical industry contributed to our board of directors’ conclusion that she should serve as a director of our company.

John L. Higgins has served as a member of our board of directors and our President since December 2015 and will continue to serve as a member of our board of directors immediately prior to the closing of this offering. Mr. Higgins has served as Ligand’s Chief Executive Officer since January 2007 and a member of its board of directors since March 2007. Prior to joining Ligand, Mr. Higgins served as Chief Financial Officer at Connetics Corporation (Connetics), a specialty pharmaceutical company, since 1997, and also served as Executive Vice President, Finance and Administration and Corporate Development at Connetics until its acquisition by Stiefel Laboratories, Inc. in December 2006. Before joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals Inc. (Nasdaq: BCRX). Prior to BioCryst, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins serves on the board, audit committee and nominations and governance committee of Bio-Techne Corporation (Nasdaq: TECH), a publicly-traded life sciences services company. Mr. Higgins has served as a director on numerous public and private companies. He also serves as the chairperson of the board of trustees of Academy of Whole Learning, a non-profit organization dedicated to providing educational and therapy services to children of underrepresented communities. He graduated Magna Cum Laude from Colgate University with an A.B. in economics. Mr. Higgins’ executive experience operating and managing public biotechnology companies, his intimate knowledge of our business, his prior service on other company boards and his financial transaction experience as an investment banker in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Sunil Patel will serve as a member of our board of directors immediately prior to the closing of this offering. Mr. Patel has served on the board of directors of Ligand since October 2010, and is currently expected to resign from the Ligand board prior to the completion of the distribution. He has more than 20 years of senior management and R&D experience in the biotechnology industry. Mr. Patel has worked as an independent consultant to biotechnology companies advising on strategy and corporate development initiatives since March 2018. From 2009 to March 2018, Mr. Patel served in executive roles of increasing responsibility at OncoMed Pharmaceuticals, Inc. (Nasdaq: OMED), a publicly-traded biotechnology company, most recently as Executive Vice President and Chief Financial Officer. Mr. Patel has held senior management positions in corporate development, marketing, and strategy with BiPar Sciences, Inc., Allos Therapeutics, Inc., Connetics, Abgenix, Inc. and Gilead Sciences Inc. (Nasdaq: GILD). Mr. Patel also worked at McKinsey & Company serving biotechnology and pharmaceutical clients and has held scientific research positions at ZymoGenetics, Inc. and ProCyte Corporation. Mr. Patel received his undergraduate degree in Chemistry at the University of California, Berkeley, and master’s degree in Molecular Bioengineering/Biotechnology at the University of Washington. Mr. Patel’s executive and corporate development experience in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Controlled Company Exemption

After completion of this offering, Ligand will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq Global Market (Nasdaq) corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to utilize certain of these exemptions following the offering, and may utilize any of these exemptions for so long as we are a “controlled company”. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. At such time that we cease to be a controlled company, our board will take all action necessary to comply with Nasdaq corporate governance standards.

Board Composition and Election of Directors

Director Independence

Following the completion of this offering, our board of directors will consist of                members. Our board of directors has determined that all of our anticipated directors, other than                        , are independent directors in accordance with the listing requirements of the Nasdaq. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the directors whose terms then expire will be eligible for reelection until the third annual meeting following reelection. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be , and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our board of directors or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock then entitled to vote in an election of directors.

Board Leadership Structure

Immediately prior to the completion of this offering, our board of directors will be chaired by                . Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board of directors in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for our company and the day-to-day leadership and performance of our company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing our company. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board of directors, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board of directors as a whole.

Board Committees and Independence

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board of directors any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee will be                 ,                and                .                 will serve as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq . Our board of directors has determined that                is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite

financial sophistication as defined under the applicable Nasdaq listing standards. Our board of directors has determined each of                ,                and                  is independent under the applicable rules of the SEC and Nasdaq. Upon the listing of our common stock on Nasdaq, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee will be                ,                and                 .                will serve as the chairperson of the committee. Our board of directors has determined that each of                and                is independent under the applicable Nasdaq listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. We intend to avail ourselves of the “controlled company” exemption under the Nasdaq rules of which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Upon the listing of our common stock on Nasdaq, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors.

The members of our nominating and corporate governance committee will be                ,                 and                 .                 will serve as the chairperson of the committee. Our board of directors has determined that each of                ,                 and                is independent under the applicable Nasdaq listing standards. We intend to avail ourselves of the “controlled company” exemption under the Nasdaq rules of which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. Upon the listing of our common stock on Nasdaq, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We plan to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the closing of this offering. Upon the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.omniab.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following section provides compensation information applicable to “emerging growth companies” under the SEC disclosure rules.

Overview

Immediately prior to this offering, we will be a wholly-owned subsidiary of Ligand. For purposes of this prospectus, our executive officers whose compensation is discussed in this Executive Compensation section and whom we refer to as our named executive officers are Matthew W. Foehr, who will serve as our Chief Executive Officer effective upon completion of this offering, and Charles S. Berkman, who will serve as our Chief Legal Officer effective upon completion of this offering. Decisions regarding past compensation of our named executive officers have been made by Ligand’s Human Capital Management and Compensation Committee.

This Executive Compensation section sets forth certain information regarding total compensation earned by our named executive officers for fiscal years 2019 and 2020. Our compensation package for our named executive officers primarily consists of salary, an annual performance bonus, and long-term equity incentive awards. Our Board of Directors will form its own Human Capital Management and Compensation Committee and it may choose to change such programs, objectives and framework following the completion of this offering. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table provides certain information regarding the compensation earned by our named executive officers during the fiscal years ended December 31, 2020 and 2019.

Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)		Total ($)
Matthew W. Foehr	2020	503,750	1,242,269	1,303,366	277,063	158,001	(4)	3,484,449
Chief Executive Officer	2019	487,500	1,711,163	1,686,480	195,000	164,766	(5)	4,244,909
Charles S. Berkman	2020	441,917	644,168	675,820	176,767	6,180		1,944,852
Chief Legal Officer	2019	427,620	733,290	722,777	136,933	6,547		2,027,167

(1)

Reflects the grant date fair value for stock and option awards covering shares of Ligand common stock granted by Ligand in 2019 and 2020, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, (Topic 718). The assumptions used to calculate the value of stock and option awards are set forth under Note 9 of the Notes to Consolidated Financial Statements included in Ligand’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 24, 2021. With respect to the PSU awards included in the Summary Compensation Table, these amounts include the grant date fair value of such PSUs granted to the named executive officers based on the estimated probable outcome of the performance based objectives applicable to such awards on the grant date.

With respect to the PSUs granted in 2020, the number of PSUs that are eligible to vest will be determined based on the measurement of two equally weighted metrics, the compound annual growth rate for Ligand’s adjusted EPS over a two-year performance period and Ligand’s relative TSR ranked on a percentile basis against the NASDAQ Biotechnology Index over a three-year performance period measured from January 1, 2020. The grant date fair value of the PSUs granted during 2020 included in this column that are tied to the compound annual growth rate for Ligand’s adjusted EPS was calculated based on the probable achievement of the performance goals as determined at the date of grant, which was determined to be the target level of performance. The grant date fair value of the PSUs that are tied to relative TSR was calculated using the Monte Carlo simulation which utilizes the stock volatility, dividend yield and market correlation of the Company and the NASDAQ Biotechnology Index. For the PSUs granted during 2020, such inputs consisted of: (a) an expected term that was based on the actual 2.81 year term of the award; (b) a risk-free interest rate of 0.4% derived from the yield on U.S. government bonds of appropriate term from the U.S. Department of Treasury; (c) a dividend yield of 0.0% based on historic and future dividend yield estimates; (d) stock price volatility of 39.75% based on an analysis of the historical stock price volatility of Ligand and each company in the NASDAQ Biotechnology Index over the three years prior to the date of grant to conform to the term of the awards; and (e) initial TSR performance of -11.48% based on actual historical TSR performance for Ligand and each company in the NASDAQ Biotechnology Index. Based on this methodology, the valuation of the PSUs tied to relative TSR performance granted during 2020 was 52.81% of the closing price of Ligand common stock on the date of grant. The highest level of performance that may be achieved for the PSUs is 200% of the target. The full grant date fair value of the PSUs awarded to our named executive officers during fiscal year 2020, assuming maximum achievement of the applicable performance objectives, is $1,049,603 for Mr. Foehr and $544,291 for Mr. Berkman.

(2)	Represents performance bonus awards under Ligand’s annual performance-based bonus program.
(3)	For Mr. Berkman, represents life insurance premiums paid by Ligand for each year represented in the table and $4,800 in 401(k) matching funds paid by Ligand.
(4)

Pursuant to the management rights letter between Viking Therapeutics, Inc. (Viking) and Ligand dated May 21, 2014, Ligand nominated Mr. Foehr to serve as a member of Viking’s board of directors. During 2020, in connection with Mr. Foehr’s service as a director of Viking, Mr. Foehr received (1) $38,000 in cash payments and (2) $114,001 in option awards (representing the aggregate grant date fair value of the option awards as reported by Viking, computed in accordance with authoritative accounting guidance). Additionally, Mr. Foehr received life insurance premiums paid by Ligand for 2020 of $900, taxable fringe benefits of $300, and $4,800 in 401(k) matching funds paid by Ligand in 2020.

(5)

During 2019, in connection with Mr. Foehr’s service as a director of Viking, Mr. Foehr received (1) $38,000 in cash payments and (2) $121,066 in option awards (representing the aggregate grant date fair value of the option awards as reported by Viking, computed in accordance with authoritative accounting guidance). Additionally, Mr. Foehr received life insurance premiums paid by Ligand for 2020 of $900 and $4,800 in 401(k) matching funds paid by Ligand in 2019.

Narrative to Summary Compensation Table

Base Compensation

Ligand Practice

Annual base salary increases are based upon the performance of the executive officers, internal pay equity considerations, and peer practices, as assessed by the chief executive officer (for executives other than himself) and approved by Ligand’s Human Capital Management and Compensation Committee. Ligand’s Human Capital Management and Compensation Committee assesses these factors with respect to the chief executive officer. Ligand provides its executive officers with a base salary that falls between the 25th and 50th percentiles for similar positions at its peer group, but may vary from such level based on the factors listed above.

For 2020, our named executive officers each received an approximately 3% increase to his base salary. This increase was determined to be appropriate by the Human Capital Management and Compensation Committee to ensure that the base salaries of Ligand’s executive officers (including our named executive officers) continued to be generally consistent with its pay positioning philosophy, as described above. The base salary paid to our named executive officers for 2020 was $505,000 for Mr. Foehr and $443,000 for Mr. Berkman.

Going Forward

Our Human Capital Management and Compensation Committee will set base salary levels for executive officers taking into account base salary levels for positions with similar roles and scope of responsibilities within our peer group, as well as the executive officer’s performance.

Annual Performance-Based Cash Compensation

Ligand Practice

Ligand’s Human Capital Management and Compensation Committee aims to have a substantial portion of each executive officer’s compensation contingent upon company performance. Ligand’s annual performance-based bonus program provides for cash bonus payments tied to achievement of key annual corporate performance objectives established by Ligand’s board of directors for such purpose. Ligand’s annual performance-based bonus program is intended to complement its long-term equity program, which more directly aligns realized executive compensation with longer-term share price and corporate objectives.

Target Annual Bonus Opportunities

Ligand sets annual incentive targets so that each executive’s total target cash compensation (inclusive of base salary) is positioned between the 25th and 50th percentiles of target total cash opportunities offered by its peer group. The target incentive opportunity for our named executive officers for 2020 did not increase as compared to the applicable 2019 target. Each named executive officer’s annual bonus for 2020 is tied 100% to corporate performance. Mr. Foehr’s target incentive opportunity was 50% of his base salary, and Mr. Berkman’s target incentive opportunity was 40% of his base salary.

2020 Corporate Performance Objectives and Achievements

At the beginning of each year, Ligand’s board of directors sets corporate objectives for the year in a number of areas after considering management input and its overall strategic objectives. Following the conclusion of each year, Ligand’s Human Capital Management and Compensation Committee assesses the level of achievement relative to these corporate objectives. This achievement level is then applied to each executive officer’s target bonus to determine that year’s total annual bonus. The Human Capital Management and Compensation Committee retains the discretion to reduce the final bonus payout to an executive officer based on other factors deemed relevant to assessing the company’s performance in comparison to its peers and the industry.

In January 2020, Ligand’s Human Capital Management and Compensation Committee and board of directors approved the performance objectives for the 2020 annual bonus program. The metrics were established after careful consideration of key short-term corporate goals. While Ligand’s business was considerably impacted by the COVID-19 pandemic, the goals set at the beginning of the year were not adjusted to take into account the impact of the pandemic. Objectives included the following: finance (revenue, EBITDA), M&A (deployment of capital, acquisition of a substantial new platform, technology, revenue stream or potential future royalty asset), licensing (expansion of shots-on-goal through completion of at least seven OmniAb platform license deals, at least one internal antibody deal, and at least one NCE or Captisol-enabled program deal), and pipeline (management of partners and portfolio to support high-value, late-stage assets).

In evaluating management’s performance against the corporate objectives in December 2020, Ligand’s Human Capital Management and Compensation Committee assessed performance relative to the predefined goals to equal or exceed the targeted levels of performance anticipated by the board when such objectives were first established. With strong performance against the pre-established goals, but mindful of the impact of the COVID pandemic on the business, the Human Capital Management and Compensation Committee determined to payout the annual bonus for Mr. Berkman at 100% of target, but determined to payout the annual bonus for Mr. Foehr at 110% of target in recognition of his efforts in relation to the acquisitions completed during 2020 and the integration of the operations from such acquisitions (including the Icagen, Taurus Biosciences, xCella Biosciences and Pfenex Inc. acquisitions) in 2020.

2020 Annual Bonus Determinations

Name	Base Salary ($)	Target Bonus (as % of base salary)	Target Bonus ($)	Corporate Performance Achievement %	Total 2020 Annual Bonus
Matthew W. Foehr	505,000	50%	252,500	110%	277,063
Charles S. Berkman	443,000	40%	176,767	100%	176,767

Going Forward

Our Human Management Capital and Compensation Committee will develop an annual performance-based cash compensation plan focused on corporate objectives that support our long-term business goals, while also allowing for meaningful pay differentiation tied to performance of individuals and groups.

Long-Term Performance-Based Equity Awards

Ligand Practice

Ligand’s long-term performance-based compensation is designed to link the ultimate level of an executive officer’s compensation to Ligand’s stock price performance and long-term stockholder interests while creating an incentive for sustained growth.

Ligand provides equity compensation to its executive officers through grants of stock options, performance stock units (PSUs) and restricted stock units (RSUs). For 2020, these equity vehicles were weighted at 50%, 25% and 25%, respectively.

•

Time-based stock options granted to the executive officers generally have a four-year vesting schedule designed to provide an incentive for continued employment. Options have a ten-year term and an exercise price equal to 100% of the fair market value of the underlying stock on the date of grant. Accordingly, options will provide a return to the executive officer only if the market price of the shares appreciates over the option term.

•	Time-based restricted stock units generally vest in equal installments over three years.

•

Performance stock units are a significant component of Ligand’s annual long-term equity incentive awards for executive officers that vest based on key corporate and financial objectives over multi-year performance periods. At the time of grant, Ligand’s Human Capital Management and Compensation Committee conducts a review of the performance measures and associated payout levels, the rigor of the performance goals and their alignment with performance.

The Human Capital Management and Compensation Committee views granting equity awards as a retention device and therefore also reviews the status of vesting and number of vested versus unvested awards at the time of grant. Guidelines for the number of equity awards granted to each executive officer are determined using a procedure approved by the Human Capital Management and Compensation Committee based upon several factors, including the executive officer’s level of responsibility, salary grade, performance and the value of the equity awards at the time of grant.

Given the position of executive cash compensation relative to market (which is set between the 25th and 50th percentiles), the Human Capital Management and Compensation Committee has emphasized long-term equity incentive compensation to ensure total compensation is competitive. The long-term equity incentive awards granted to its executive officers in 2020 fell between the 50th and 75th percentiles of equity awards for similar positions at the peer group companies, adjusted using the above factors and taking into consideration such equivalency factors as the number of shares outstanding and market capitalization, compared to the peer group companies. As a result of the weighting of the short-term cash and long-term equity components of total compensation, the total target annual compensation for Ligand’s executive officers approximates the 50th percentile of the peer group.

2020 Long-Term Incentive Awards

In February and March 2020, the Ligand Human Capital Management and Compensation Committee approved long-term incentive awards to our named executive officers as described in the table below.

Name	Total Stock Option Target Value (50%) ($)	Number of Stock Options Granted(1)	Total RSU Target Value (25%) ($)	Number of RSUs Granted(2)	Total PSU Target Value (25%) ($)	Number of PSUs Granted (at Target)(2)
Matthew W. Foehr	1,350,000	33,210	675,000	7,396	675,000	7,396
Charles S. Berkman	700,000	17,220	350,000	3,835	350,000	3,835

(1)	The actual number of options awarded was calculated using the Black-Scholes option pricing model (utilizing the same assumptions that Ligand utilizes in the preparation of its financial statements).
(2)

The actual number of RSUs and PSUs awarded is calculated by dividing (a) the target grant value of the RSU award, by (b) the average closing price per share of Ligand’s common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) for the 30-calendar day period through and including February 10, 2020.

Consistent with prior years, the PSUs granted by the Human Capital Management and Compensation Committee in 2020 (the 2020 PSUs) were divided into two equally weighted components: one subject to three-year relative TSR performance conditions and one subject to adjusted EPS growth. The Human Capital Management and Compensation Committee selected relative TSR and revenue as the performance measures in order to drive the key behaviors that the Human Capital Management and Compensation Committee wants to reinforce and align pay with stockholder returns.

Threshold, target and maximum performance levels for both components of the 2020 PSUs were established (which equate to 50%, 100% and 200% payout levels, respectively, with performance between these levels determined by linear interpolation and no payout for performance below threshold). The Human Capital Management and Compensation Committee selected the foregoing performance measures because they represent the key financial and operational performance metrics for which the executives are responsible as well as align with stockholders’ interests, thereby creating the clearest link between executive actions, corporate results and Ligand’s continued long-term success.

Relative TSR Component. The performance-based vesting requirement for the 2020 PSUs tied to relative TSR is based on the percentile level of Ligand’s TSR for the three-year performance period from January 1, 2020 through December 31, 2022, relative to the members of the NASDAQ Biotechnology Index. The NASDAQ Biotechnology Index was selected for comparison because it enables the Human Capital Management and Compensation Committee to assess Ligand’s performance against an objective peer group.

TSR PERCENTILE VS. NASDAQ BIOTECHNOLOGY INDEX	% OF TARGET PAID
100th percentile	200%
75th percentile	100%
50th percentile	50%
< 50th percentile	0%

If Ligand’s ending market value at the end of the performance period is less than $150 per share, the achievement percentage will be 0% regardless of the relative performance. To receive the earned shares, an executive officer must generally remain employed with Ligand through the last day of the applicable performance period.

EPS Growth Component. The second performance-based vesting component for the 2020 PSUs is tied to the compound annual growth rate in Ligand’s adjusted EPS during the two-year performance period from January 1, 2020 through December 31, 2021. Ligand uses adjusted EPS to track the performance of the core business because it adjusts for items out of its control, such as the fluctuations of shares held in publicly traded companies, valuation changes in contingent value right liabilities, and other similar items. The Human Capital Management and Compensation Committee also selected adjusted EPS growth as a metric because it believes investors and research analysts covering the company focus on Ligand’s adjusted EPS as a key metric to track its performance.

The time-based stock options and RSUs granted to our named executive officers in 2020 vest in accordance with the standard vesting schedules described above.

2019 Performance-Based Restricted Stock Units Earned

In May 2019, our named executive officers were granted PSUs (the 2019 PSUs) that were eligible to vest based on the following two equally-weighted objectives (and a possible performance multiplier of 150% for “maximum” performance relative to both objectives):

•

The vesting of the first component of the 2019 PSUs was tied to Ligand’s incremental revenue from acquisitions, new licensing deals and Captisol sales above projections for the two year performance period commencing January 1, 2019 and ending December 31, 2020.

•	The vesting of the second component of the 2019 PSUs was tied to new licenses for internally funded programs during the performance period commencing January 1, 2019 and ending December 31, 2021.

In January 2021, the Human Capital Management and Compensation Committee certified Ligand’s achievement relative to the incremental revenue objective for purposes of the 2019 PSUs following the end of the applicable two-year performance period. The threshold, target and maximum performance levels for the incremental revenue component of these awards are as follows:

Objective	Weighting	Threshold (0%)	Target (100%)	Maximum (150%)	Actual Performance	Percentage Earned
Incremental Revenue(1)	50%	$10 million	$15 million	$20 million	$109 million	150%

(1)	The actual number of units that vested and issued in January 2021 with respect to the portion of the 2019 PSUs tied to incremental revenue was 5,604 for Mr. Foehr and 2,401 for Mr. Berkman.

The “target” number of 2019 PSUs that remain eligible to vest based on new licenses for internally funded programs objective are reported in the “Outstanding Equity Awards at Fiscal Year-End” table below.

2018 Performance-Based Restricted Stock Units Earned

In May 2018, our named executive officers were granted PSUs (the 2018 PSUs) that were eligible to vest based on the following two equally-weighted objectives (and a possible performance multiplier of 150% for “maximum” performance relative to both objectives):

•	The vesting of the first component of the 2018 PSUs was tied to Ligand’s revenue for the two year performance period commencing January 1, 2018 and ending December 31, 2019.

•

The vesting of the second component of the 2018 PSUs was tied equally to both projected shots-on-goal and revenue expected to be generated from acquisitions completed during the performance period commencing January 1, 2018 and ending December 31, 2020.

In December 2019 and January 2021, the Human Capital Management and Compensation Committee certified Ligand’s achievement relative to the objectives for purposes of the 2018 PSUs following the end of the applicable two-year or three-year performance period.

The threshold, target and maximum performance levels for both components of these awards (which equated to 50%, 100% and 150% payout levels, respectively, with performance between these levels determined by linear interpolation and no payout for performance below threshold), the performance achievement relative to such performance levels and the actual number of 2018 PSUs that vested are set forth in the table below:

Objective	Weighting	Threshold (50%)	Target (100%)	Maximum (150%)	Actual Performance	Percentage Earned
Revenue(1)	50%	$229 million	$274 million	$319 million	$372 million	150%
Projected Shots-on-Goal(2)	25%	15 Shots-on-Goal	25 Shots-on-Goal	35 Shots-on-Goal	72 Shots-on-Goal	150%
Revenue from Acquisitions competed 2018-2020(2)	25%	$150 million	$250 million	$350 million	$892 million	150%

(1)	The actual number of units that vested and issued in December 2019 with respect to the portion of the 2018 PSUs tied to revenue was 2,913 for Mr. Foehr and 1,335 for Mr. Berkman.
(2)

The actual number of units that vested and issued in January 2021 with respect to the portion of the 2018 PSUs tied to the projected shots-on-goal and revenue expected to be generated from acquisitions was 2,911 for Mr. Foehr and 1,335 for Mr. Berkman.

Acceleration of Equity Awards upon a Change in Control

Equity awards granted under Ligand’s 2002 Stock Incentive Plan (the 2002 Plan) to our named executive officers may be subject to accelerated vesting in the event of a “change in control.”

Ligand equity award agreements under the 2002 Plan entered into by our named executive officers provide that such equity awards will automatically vest in the event of a “change in control” where the option is not assumed or replaced by a successor.

Under the 2002 Plan, a “change in control” is generally defined as:

•	a merger, consolidation or reorganization of the company in which 50% or more of Ligand’s voting securities change ownership;

•	the sale, transfer or other disposition of all or substantially all of Ligand’s assets in complete liquidation or dissolution of the company; or

•

a change in control of the company effected through a successful tender offer for more than 50% of Ligand’s outstanding common stock or through a change in the majority of Ligand’s board of directors as a result of one or more contested elections for board membership.

In addition, the PSUs granted to our named executive officers in 2020 contain additional vesting provisions that will apply in the event of a change in control. In the event of a change in control prior to December 31, 2021, the number of PSUs in which the officer will be eligible to vest under each PSU will be set at the “target” number of units, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service, with 50% of such “target” PSUs vesting on December 31, 2021 and 50% of such “target” PSUs vesting on December 31, 2022. In the event of a change in control after December 31, 2021 but prior to December 31, 2022, the remaining number of PSUs in which the officer will be eligible to vest under each PSU will be set at 50% of the “target” number of PSUs, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service through December 31, 2022.

Further, the PSUs granted to our named executive officers in 2019 contain additional vesting provisions that will apply in the event of a change in control. In the event a change in control had occurred prior to December 31, 2020, the number of PSUs in which the officer would have been eligible to vest under each PSU would have been set at the “target” number of PSUs, which “target” PSUs would have continued to be eligible to vest based solely on the officer’s continued employment or service, with 50% of such “target” PSUs vesting on December 31, 2020 and 50% of such “target” PSUs vesting on December 31, 2021. In the event of a change in control after December 31, 2020 but prior to December 31, 2021, the remaining number of PSUs in which the officer will be eligible to vest under each PSU will be set at 50% of the “target” PSUs, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service through December 31, 2021.

Going Forward

It is expected that each outstanding Ligand equity award held by our employees at the time of the distribution (if pursued) generally will be split into two equity awards which will include a Ligand equity award and an OmniAb equity award. Following the distribution, the combined intrinsic value of the resulting Ligand and OmniAb equity awards should approximately equal the intrinsic value as of immediately prior to the distribution of the underlying Ligand equity award. The adjusted Ligand equity awards and OmniAb equity awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Ligand equity awards immediately prior to the distribution.

Following the completion of this offering, our long-term incentive award program will initially be similar to Ligand’s program. Our Human Capital Management and Compensation Committee will review the program with the goal of ensuring it is effective in attracting, retaining and motivating skilled executives and aligning the interests of management and stockholders.

Equity Compensation Plans

Equity awards granted to our named executive officers have been granted under Ligand’s 2002 Stock Incentive Plan (the 2002 Plan). Prior to the completion of this offering, we intend to adopt the 2022 Incentive Award Plan (the 2022 Plan) and the 2022 Employee Stock Purchase Plan (the ESPP), each of which will be effective upon the completion of this offering. For additional information about the 2022 Plan and ESPP, please see the sections titled “2022 Incentive Award Plan” and “2022 Employee Stock Purchase Plan” below, respectively.

Severance and Change in Control Arrangements

Ligand Practice

Change in Control Severance Agreements

Ligand has entered into a change in control severance agreement with each of our named executive officers. In the event that the named executive officer’s employment is terminated by Ligand without cause or he resigns for good reason within 24 months following a change in control of Ligand, he will be eligible to receive a severance benefit equal to:

•	one times the annual rate of base salary in effect at the time of involuntary termination; plus

•

one times the greater of: (a) the maximum target bonus for the fiscal year in which the termination occurs; or (b) the maximum target bonus for the fiscal year in which the change in control occurs, if different; plus

•	twelve multiplied by the monthly premium he would be required to pay for continued health coverage for himself and his eligible dependents.

The foregoing severance amount will be payable in a lump sum following the officer’s termination of employment, subject to the officer’s execution of a general release of claims acceptable to Ligand.

The change in control severance agreement also provides that all of the named executive officer’s outstanding stock awards will vest in the event of such a termination. In addition, the post-termination exercise period of the named executive officer’s stock options will be extended from three months to the date that is nine months following the date of termination (but in no event beyond the original expiration date of such options).

For purposes of the change in control severance agreement, an involuntary termination is either a termination of the named executive officer’s employment by us without cause or his resignation for good reason. “Cause” is generally defined as an officer’s conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, an officer’s willful and material breach of any obligation or duty under the employment agreement, any confidentiality and proprietary rights agreement or any written employment or other written policies that have previously been furnished to the officer, which breach is not cured within 30 days after written notice thereof is received by the officer, if such breach is capable of cure, the officer’s gross negligence or willful misconduct, including without limitation, fraud, dishonesty or embezzlement, in the performance of his duties, or the officer’s continuing failure or refusal to perform his assigned duties or to comply with reasonable directives of the board of directors that are consistent with the officer’s job duties (which directives are not in conflict with applicable law), which failure is not cured within 30 days after written notice thereof is received by the officer.

For purposes of the change in control severance agreement, “good reason” is generally defined as a material diminution in the officer’s authority, duties or responsibilities, a material diminution in the officer’s base compensation, a material change in the geographic location at which the officer must perform his duties, or any other action or inaction that constitutes a material breach by us or any successor or affiliate of its obligations to the officer under the employment agreement. An officer must provide written notice to us of the occurrence of any of the foregoing events or conditions without his written consent within 90 days of the occurrence of such event. Ligand will have a period of 30 days to cure such event or condition after receipt of written notice of such event from the officer. Any voluntary termination of an officer’s employment for “good reason” must occur no later than the date that is six months following the initial occurrence of one of the foregoing events or conditions.

For purposes of the change in control severance agreement, a “change in control” has generally the same definition as given to such term under the 2002 Plan.

Amended and Restated Severance Plan

Ligand maintains the Ligand Pharmaceuticals Incorporated Amended and Restated Severance Plan to provide severance payments to its employees and the employees of its subsidiaries upon an involuntary termination of employment without cause. Our named executive officers are each eligible to participate in the severance plan, provided that he is not subject to disciplinary action or a formal performance improvement plan at the time of termination. However, if, as a result of his involuntary termination by Ligand without “cause,” the named executive officer would be eligible to receive severance under any individual change in control severance agreement, employment agreement or other arrangement providing severance benefits, as approved by Ligand’s board of directors or a committee thereof, the named executive officer will not be eligible for benefits under the severance plan.

Under the terms of the severance plan, the named executive officer will be eligible to receive (1) a lump sum payment in cash for his fully earned but unpaid base salary and accrued but unused vacation through the date of termination, (2) an amount equal to his base salary for the severance period, which period will be equal to (a) two months plus (b) one week for each year of service as of the date of termination and (c) continued health coverage at the same cost as was in effect for the named executive officer at the date of termination throughout such severance period, provided that such named executive officer elects continued coverage under COBRA. The foregoing cash severance benefit will be payable in a lump sum following the officer’s termination of employment, subject to the officer’s execution of a general release of claims acceptable to us.

For purposes of the severance plan, “cause” is generally defined as an officer’s conviction of (or entry of a plea of no contest to) any felony or any other criminal act, an officer’s commission of any act of fraud or embezzlement, an officer’s unauthorized use or disclosure of Ligand’s confidential or proprietary information or trade secrets, an officer’s commission of any material violation of Ligand’s policies, or an officer’s commission of any other intentional misconduct which adversely affects Ligand’s business or affairs in a material manner.

Going Forward

Our change in control and severance arrangements will generally be similar to those of Ligand immediately prior to completion of this offering. Our Human Capital Management and Compensation Committee will review these programs and benefits and may make changes to align them with our business needs and strategic priorities.

Other Elements of Compensation and Perquisites

Ligand Practice

Our named executive officers are eligible for the following benefits and perquisites offered by Ligand to its employees.

Health and Welfare Benefits

Each named executive officer and his spouse and children are eligible for such health, dental and vision insurance coverage as Ligand may from time to time make available to its other executives of the same level of employment. Ligand pays a portion of the premiums for this insurance for all employees.

Our named executive officers are also eligible for such disability and/or life insurance as Ligand may from time to time make available to its other employees of the same level of employment. Ligand pays the premiums for this life insurance coverage for the named executive officers.

Defined Contribution Plan

Ligand and its designated affiliates offer the Section 401(k) Savings/Retirement Plan (the 401(k) Plan), a tax-qualified retirement plan, to their eligible employees. The 401(k) Plan permits eligible employees to defer from 1% to 90% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. Ligand also makes matching contributions to the 401(k) Plan. In 2020, the match was equal to $0.40 per each $1.00 contributed by an employee up to an annual maximum of $4,800 per year.

Employee Stock Purchase Plan

Ligand’s 2002 Employee Stock Purchase Plan, as amended, which is intended to qualify under Section 423 of the Internal Revenue Code, permits participants to purchase Ligand stock on favorable terms. Plan participants are granted a purchase right to acquire shares of common stock at a price that is 85% of the stock price on either the first day of the six month offering period or the stock price on the last day of the six month offering period, whichever is lower. The purchase dates occur on the last business days of December and June of each year. To pay for the shares, each participant may authorize periodic payroll deductions from 1% to 10% of his or her cash compensation, subject to certain limitations imposed by the Internal Revenue Code. All payroll deductions collected from the participant in an offering period are automatically applied to the purchase of common stock on that offering period’s purchase date provided the participant remains an eligible employee and has not withdrawn from the employee stock purchase plan prior to that date.

Limited Perquisites and Other Benefits

Ligand makes available certain other perquisites or fringe benefits to executive officers and other employees, such as tuition reimbursement, professional society dues and food and recreational fees incidental to official company functions, including board meetings. The aggregate of these other benefits was less than $10,000 for each of our named executive officers in the last fiscal year.

No Tax Gross-Ups

Ligand has not made gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by Ligand.

Going Forward

Our benefits and retirement programs will generally be similar to those of Ligand immediately prior to completion of this offering. Our Human Capital Management and Compensation Committee will review these programs and benefits and may make changes to align them with our business needs and strategic priorities.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on all stock and option awards held by our named executive officers as of December 31, 2020. All outstanding equity awards are in shares of Ligand common stock.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Unit or Other Rights That Have Not Vested (#)		Equity incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Matthew W. Foehr	64,547	—	—	21.92	2/15/2023	—		—	—		—
	64,210	—	—	74.42	2/11/2024	—		—	—		—
	42,113	—	—	56.26	2/10/2025	—		—	—		—
	27,080	—	—	85.79	2/11/2026	—		—	—		—
	24,319	1,057	—	100.38	2/24/2027	—		—	—		—
	13,939	6,335	—	159.01	3/2/2028	—		—	—		—
	15,667	18,514	—	117.97	2/11/2029	—		—	—		—
	6,919	26,291	—	95.68	2/13/2030	—		—	—		—
	—	—	—	—	—	13,671	(6)	1,359,581	—		—
	—	—	—	—	—	—		—	3,736	(4)	371,545
	—	—	—	—	—	—		—	7,396	(5)	735,532

Charles S. Berkman	1,948	—	—	56.26	2/10/2025	—		—	—		—
	4,153	—	—	85.79	2/11/2026	—		—	—		—
	6,428	402	—	100.38	2/24/2027	—		—	—		—
	6,388	2,904	—	159.01	3/2/2028	—		—	—		—
	6,715	7,934	—	117.97	2/11/2029	—		—	—		—
	3,588	13,632	—	95.68	2/13/2030	—		—	—		—
	—	—	—	—	—	6,562	(7)	652,591	—		—
	—	—	—	—	—	—		—	1,601	(4)	159,219
	—	—	—	—	—	—		—	3,835	(5)	381,391

(1)	Each option grant to the named executive officers has a ten year term from the date of grant. Except as described below, each option vests 12.5% after six months from grant and the remainder in 42 equal monthly installments. For a description of the change in control provisions applicable to the stock option awards, see “Acceleration of Equity Awards upon a Change in Control” above.
(2)	Except as described in footnotes 5 and 6 below, the RSU awards granted to the named executive officers vest over a three year period in equal installments on February 15 of the first three calendar years following the year in which the date of grant occurs. For a description of the change in control provisions applicable to the stock awards, see “Acceleration of Equity Awards upon a Change in Control” above.
(3)	Computed by multiplying the closing market price of Ligand’s common stock on December 31, 2020, the last trading day of 2020, of $99.45, by the number of shares of common stock subject to such award.
(4)

Represents the “target” number of PSUs granted to the named executive officers in 2019. Each named executive officer was eligible to earn up to 150% of the “target” number of PSUs based on performance relative to the performance objectives established for these awards. The PSUs granted in 2019 were eligible to vest based on objectives related to Ligand’s incremental revenue from acquisitions, new licensing deals and Captisol sales above projections for the two year performance period commencing January 1, 2019 and ending December 31, 2020 and licensing for internally funded programs commencing January 1, 2019 and ending December 31, 2021, with each such objective equally weighted (and a possible performance multiplier of 150% for “maximum” performance relative to both objectives). Threshold performance levels, below which no vesting will be awarded, were also established for each performance objective. In January 2021, the Human Capital Management and Compensation Committee certified Ligand’s achievement relative to the incremental revenue objective for purposes of the 2019 PSUs and determined that a 150% of “target” payout with respect to the units eligible to vest based on the incremental revenue objective was earned. The actual number of units that vested and issued in January 2021 with respect to the portion of the 2019 awards tied to incremental revenue was 5,604 for Mr. Foehr and 2,401 for Mr. Berkman. The “target” number of PSUs granted to the named executive officers in 2019 that remain eligible to vest based on the licensing objective is 3,736 for Mr. Foehr and 1,601 for Mr. Berkman, each of which is reported in the column titled “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” above. For a description of the change in control provisions applicable to the foregoing equity awards, see “Acceleration of Equity Awards upon a Change in Control” above.

(5)	Represents the “target” number of PSUs granted to the named executive officers in 2020. The PSUs granted in 2020 will vest based on objectives related to the compound annual growth rate of Ligand’s adjusted EPS growth for the two year performance period commencing January 1, 2020 and ending December 31, 2021 and Ligand’s relative TSR for the three year performance period commencing January 1, 2020 and ending December 31, 2022, with each such objective equally weighted (and a possible performance multiplier of 200% for “maximum” performance relative to earnings per share growth objective). Threshold performance levels, below which no vesting will be awarded, were also established for each performance objective. For a description of the change in control provisions applicable to the foregoing equity awards, see “Acceleration of Equity Awards upon a Change in Control” above. The “target” number of PSUs granted to the named executive officers reflected in the column above is 7,396 for Mr. Foehr and 3,835 for Mr. Berkman.
(6)	The table above reflects the remaining unvested RSUs from the following grants of RSUs to Mr. Foehr, which vest in equal installments over a three year period: 1,294 unvested RSUs granted on March 2, 2018, 4,981 unvested RSUs granted on February 11, 2019, and 7,396 unvested RSUs granted on February 13, 2020. For a description of the change in control provisions applicable to the stock awards, see “Acceleration of Equity Awards upon a Change in Control” above.
(7)	The table above reflects the remaining unvested RSUs from the following grants of RSUs to Mr. Berkman, which vest in equal installments over a three year period: 593 unvested RSUs granted on March 2, 2018, 2,134 unvested RSUs granted February 11, 2019, and 3,835 unvested RSUs granted on February 13, 2020. For a description of the change in control provisions applicable to the stock awards, see “Acceleration of Equity Awards upon a Change in Control” above.

Equity Compensation Plans

2022 Incentive Award Plan

Prior to the completion of this offering, we intend to adopt the 2022 Incentive Award Plan (the 2022 Plan), which will be effective upon the completion of this offering and will have terms substantially as set forth below. This summary is qualified in its entirety by reference to the actual text of the 2022 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2022 Plan. In addition, any person who received an award originally granted under Ligand’s 2002 Stock Incentive Plan that is adjusted into an award covering OmniAb common stock in accordance with the terms of the employee matters agreement (each, an Adjusted Award), is eligible to participate in the 2022 Plan. Following the completion of this offering, the 2022 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our Human Capital Management and Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2022 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2022 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2022 Plan, including any vesting and vesting acceleration conditions.

Limitation on awards and shares available. The number of shares initially available for issuance under awards granted pursuant to the 2022 Plan will be the sum of (1) the number of shares that may be issuable upon

exercise or vesting of the Adjusted Awards, plus (2)              shares of our common stock. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2023 and ending in 2032, by an amount equal to the lesser of (a)         % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than                 shares of common stock may be issued upon the exercise of incentive stock options under the 2022 Plan. Shares issued under the 2022 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2022 Plan expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring shares covered by the award at a price not greater than the price paid by the participant for such shares or not issuing any shares covered by the award, any shares subject to such award will, as applicable, become or again be available for new grants under the 2022 Plan. Awards granted under the 2022 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2022 Plan.

Awards. The 2022 Plan provides for the grant of stock options, including incentive stock options, or ISOs within the meaning of Section 422 of the Code, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the 2022 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2022 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other stock or cash-based awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend equivalents. RSUs or other stock and cash-based awards may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Such dividend equivalents will only be paid out to the extent that any vesting conditions are subsequently satisfied, unless otherwise determined by the plan administrator. No dividend equivalents will be payable on stock options or SARs.

Performance awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human capital management (including diversity and inclusion); supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Director compensation. The 2022 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2022 Plan’s limitations. Prior to this offering, our stockholders will approve the initial terms of our non-employee director compensation policy, which is described below under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it deems relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with FASB ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any calendar year may not exceed $                , increased to $             in the calendar year of a non-employee director’s initial service as a non-employee director or during which a non-employee director serves as chair of our board of directors or lead independent director

(which limits will not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation or any compensation paid to any non-employee director prior to the calendar year following the calendar year in which this offering occurs). The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain transactions. In connection with certain transactions and events affecting our common stock, including a change in control (as defined below), or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2022 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2022 Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2022 Plan, awards issued under the 2022 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders (an equity restructuring) the plan administrator will make equitable adjustments to the 2022 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

For purposes of the 2022 Plan, a “change in control” means and includes each of the following:

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a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than our company or our subsidiaries or any employee benefit plan maintained by us or any of our subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of our securities possessing more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition; or

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during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than a director designated by a person who has entered into an agreement with us to effect a change in control transaction) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

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the consummation by us (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of our assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

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which results in our voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

•	after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group will be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in our company prior to the consummation of the transaction.

Foreign participants, clawback provisions, transferability and participant payments. With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any clawback policy implemented by our company and to the extent set forth in such clawback policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2022 Plan are generally nontransferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2022 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2022 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.

Plan amendment and termination. Our board of directors may amend, suspend or terminate the 2022 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2022 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its exercise price per share. No award may be granted pursuant to the 2022 Plan after the tenth anniversary of the date it was first adopted by our board of directors adopts the 2022 Plan.

2022 Employee Stock Purchase Plan

Prior to the completion of this offering, we intend to adopt the 2022 Employee Stock Purchase Plan (the ESPP), which will be effective upon the completion of this offering and will have terms substantially as set forth below. This summary is qualified in its entirety by reference to the actual text of the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the Section 423 Component), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the Non-Section 423 Component). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares available for awards; administration. A total of                  shares of our common stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2023 and ending in and including 2032, by an amount equal to the lesser of (A)         % of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than                  shares of our common stock may be issued under the ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the Human Capital Management and Compensation Committee will be the initial administrator of the ESPP (referred to as the plan administrator below).

Eligibility. We expect that all of our employees will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of rights. Stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.

The ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Certain transactions. In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan amendment. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Director Compensation

Ligand Practice

Cash Compensation

Under Ligand’s non-employee director compensation policy in effect during 2020, each director is eligible to receive an annual retainer of $50,000. No meeting fees are paid. In addition, the chairperson of the board will receive an additional annual retainer of $30,000. Non-employee directors also receive additional annual retainers for service on committees of the board, as provided in the table below. Directors may elect to receive their retainers in cash or vested shares of Ligand’s common stock, which shares are issued under the 2002 Plan, although none of Ligand’s directors elected to do so during 2020.

Non-employee members of Ligand’s board of directors are also reimbursed for expenses incurred in connection with such service.

Service	Annual Retainer (Chair)	Annual Retainer (Member)
Audit Committee	$20,000	$10,000
Human Capital Management and Compensation Committee	15,000	7,500
Nominating and Corporate Governance Committee	10,000	5,000

Equity Compensation

Pursuant to Ligand’s non-employee director compensation policy, each new non-employee director receives an initial grant of stock options and RSUs under Ligand’s 2002 Plan. These initial awards are granted effective on the date on which a recipient first becomes a non-employee director of Ligand. In addition, effective on the date of each annual meeting of stockholders, each non-employee director receives an annual grant of stock options and RSUs under the 2002 Plan. In April 2020, on the recommendation of the Human Capital Management and Compensation Committee based on a review of Ligand’s peer group companies, the Ligand board revised its policy regarding the initial and annual grants to non-employee directors to provide for the following initial and annual awards.

	Target Value of RSU Award(1)	Target Value of Option Award(2)	Total Target Value of Award
Initial Grant	$145,000	$280,000	$425,000
Annual Grant	85,000	175,000	260,000

(1)

The actual number of RSUs to be awarded is calculated by dividing (a) the target grant value of the RSU award, by (b) the average closing price per share of Ligand’s common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) for the 60-calendar day period prior to the date of grant.

(2)

The actual number of options to be awarded is calculated using the Black-Scholes option pricing model (utilizing the same assumptions that Ligand utilizes in the preparation of its financial statements).

The exercise price of options granted to Ligand directors is equal to the fair market value of Ligand’s common stock on the Nasdaq Global Market on the effective date of grant. The initial awards vest in three equal annual installments on each of the first three anniversaries following the date of grant. The annual awards vest in full on the earlier of (1) the date of the annual meeting of stockholders following the grant date, and (2) on the first anniversary of the date of grant. In addition, all awards will vest in full in the event of a change in control or a hostile take-over, each as defined under the 2002 Plan. A non-employee director is able to exercise his or her stock options that were vested at the time of his or her cessation of board service until the first to occur of (1) the third anniversary of the date of his or her cessation of board service, or (2) the original expiration date of the term of such stock options.

Non-Employee Director Ownership Guidelines

Ligand’s non-employee director compensation policy contains ownership guidelines so that members of the board are required to own shares with a value of at least three times the then-current annual retainer after they have completed three years of board service.

Going Forward

We have not, to date, paid any of our directors who are also our employees or employees of Ligand compensation for their service on our board of directors in addition to the compensation payable for their service as our employees. In 2020, all of our directors were employed by Ligand, and we therefore did not pay any cash or equity compensation to our directors for their service on our board of directors.

In connection with this offering, we intend to adopt the initial terms of our non-employee director compensation policy. The material terms of the non-employee director compensation policy, as it is currently contemplated, are summarized below.

Cash Compensation

Under our non-employee director compensation policy, each director will be eligible to receive an annual retainer of $                . No meeting fees will be paid. In addition, the chairperson of the board will receive an additional annual retainer of $                . Non-employee directors also receive additional annual retainers for service on committees of the board, as provided in the table below. Directors may elect to receive their retainers in cash or vested shares of our common stock, which shares will be issued under the 2022 Plan.

Non-employee members of our board of directors will also be reimbursed for expenses incurred in connection with such service.

Service	Annual Retainer (Chair)	Annual Retainer (Member)
Audit Committee
Human Capital Management and Compensation Committee
Nominating and Corporate Governance Committee

Equity Compensation

Pursuant to our non-employee director compensation policy, each new non-employee director will receive an initial grant of stock options and RSUs under our 2022 Plan. These initial awards will be granted effective on the date on which a recipient first becomes a non-employee director. In addition, effective on the date of each annual meeting of stockholders, each non-employee director will receive an annual grant of stock options and RSUs under the 2022 Plan. The equity compensation to be provided to our non-employee directors is provided in the table below.

	Target Value of RSU Award(1)	Target Value of Option Award(2)	Total Target Value of Award
Initial Grant
Annual Grant

(1)

The actual number of RSUs to be awarded is calculated by dividing (a) the target grant value of the RSU award, by (b) the average closing price per share of our common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) for the 60-calendar day period prior to the date of grant.

(2)	The actual number of options to be awarded is calculated using the Black-Scholes option pricing model (utilizing the same assumptions that we utilize in the preparation of our financial statements).

The exercise price of options granted to non-employee directors will be equal to the fair market value of our common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) on the effective date of grant. The initial awards vest in three equal annual installments on each of the first three anniversaries following the date of grant. The annual awards vest in full on the earlier of (1) the date of the annual meeting of stockholders following the grant date, and (2) on the first anniversary of the date of grant. In addition, all awards will vest in full in the event of a change in control, as defined under the 2022 Plan. A non-employee director is able to exercise his or her stock options that were vested at the time of his or her cessation of board service until the first to occur of (1) the third anniversary of the date of his or her cessation of board service, or (2) the original expiration date of the term of such stock options.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Ligand

Following the separation and this offering, we and Ligand will operate separately, each as a public company. We will enter into a separation agreement with Ligand, which is referred to in this prospectus as the “separation agreement.” In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with Ligand after the separation, including transition services agreements, an employee matters agreement, a tax matters agreement, and a registration rights agreement. These agreements will provide for the allocation between us and Ligand of Ligand’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Ligand and will govern certain relationships between us and Ligand after the separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this prospectus forms a part.

The Separation Agreement

We intend to enter into a separation agreement with Ligand immediately prior to the consummation of this offering. The separation agreement will set forth our agreements with Ligand regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Ligand following the separation and this offering.

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Ligand and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Ligand retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Ligand. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

•

“OmniAb Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, including Ab Initio Biotherapeutics, Inc., Crystal Bioscience, Inc., Icagen, LLC, Taurus Biosciences, LLC and xCella Biosciences, Inc. assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to our business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“OmniAb Liabilities” (as defined in the separation agreement), including, but not limited to, the following, will be retained by or transferred to us or one of our subsidiaries:

•	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business; and

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the Form S-1 registration statement of which this prospectus is a part, and this prospectus).

In addition, all assets and liabilities (whether accrued, contingent or otherwise) of Ligand will be retained by or transferred to Ligand or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Ligand will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of this offering, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, we and Ligand will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including surety bonds) retained by Ligand and its subsidiaries and to remove Ligand and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the separation of our business from Ligand. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Ligand under the separation agreement with Ligand. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	the assets the indemnifying party assumed or retained pursuant the separation agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after this offering; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Legal Matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance

Following the separation, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the separation, we may, at the sole discretion of Ligand, seek coverage under Ligand third-party insurance policies to the extent that coverage may be available thereunder.

Subsequent Distribution or Dispositions

Ligand has sole discretion in effecting any subsequent distribution of our shares through a spin-off or split-off or effecting any further dispositions of our shares after this offering through one or more public offerings or private sales. We are required to cooperate with Ligand to effect any subsequent distribution or dispositions.

Board and Committee Representation

For so long as Ligand beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors, Ligand is entitled to designate a majority of the directors (including the chairman of the Board) and a majority of the members of any committee of the Board, and we are required to use reasonable best efforts to take advantage of any “controlled company” exemption (including related to director independence) under applicable stock exchange rules. The Ligand designees on any committee of the Board must comply with the applicable director independence requirements under applicable law, after taking into account any “controlled company” exemption under the stock exchange rules.

Financial Reporting Covenants

We have agreed to comply with certain covenants relating to our financial reporting for so long as Ligand is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting. These covenants include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Ligand;

•	conformity with Ligand’s financial presentation and accounting policies;

•	disclosure of information about our financial controls to Ligand;

•	provision to Ligand of access to our auditors and certain books and records related to internal accounting controls or operations; and

•	cooperation with Ligand to the extent requested by Ligand in the preparation of Ligand’s public filings and press releases.

Additional Covenants

We have agreed to comply with the following additional covenants for so long as Ligand beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors:

•

without Ligand’s prior written consent, we may not take any action that would restrict Ligand’s ability to transfer its shares of our common stock or limit the rights of Ligand as a stockholder of ours in a manner not applicable to our stockholders generally;

•

without Ligand’s prior written consent, we may not issue any of our shares (but may issue up to                shares of our common stock in connection with equity awards granted pursuant to our compensation plans); provided that no issuance of our shares may result in Ligand beneficially owning less than a majority of our outstanding shares of common stock or less than 80% of the total voting power of the then outstanding shares with respect to the election of directors; and

•

to the extent that Ligand is a party to any contracts that provide that certain actions or inactions of Ligand affiliates may result in Ligand being in breach of such contracts, we may not take any actions that reasonably could result in Ligand being in breach of such contracts.

In addition, prior to the date on which Ligand ceases to beneficially own a majority of our outstanding shares of common stock, we are required to consistently implement and maintain Ligand’s business practices and standards in accordance with Ligand’s policies and procedures (but may apply materiality thresholds lower than those contained in Ligand’s policies and procedures).

No Restriction on Competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No Hire and No Solicitation

Subject to customary exceptions, neither we nor Ligand will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries during the period from and after the completion of this offering until the date on which Ligand no longer beneficially owns a majority of our outstanding shares of common stock, and neither we nor Ligand will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for a period of 12 months following the date on which Ligand ceases to beneficially own a majority of our outstanding shares of common stock.

Corporate Opportunities

Following the separation and for so long as Ligand beneficially owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or has any directors, officers or employees who serve on our Board of Directors, our Board of Directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Ligand or any of its directors, officers or employees in accordance with Section 122(17) of the DGCL.

Dispute Resolution

If a dispute arises between us and Ligand under the separation agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation agreement, the dispute will be resolved through binding confidential arbitration.

Separation Costs

All costs with respect to the separation incurred prior to the separation will be borne and paid by Ligand, except that certain costs related to certain services listed on a schedule to the separation agreement are not deemed separation costs and will be borne and paid by us. All costs with respect to the separation incurred after the separation will be borne and paid by us except to the extent such fees and expenses were incurred in connection with services expressly requested by Ligand in writing. In addition, we will bear responsibility for all other services provided to or for the benefit of us, whether provided before or after the separation. Any costs or expenses incurred in obtaining consents or novation from a third party will be borne by the entity to which such contract is being assigned. The allocation of tax costs with respect to the separation and distribution will be governed solely by the tax matters agreement.

Treatment of Intercompany Loans and Advances

Upon completion of the separation, all loans and advances between Ligand or any subsidiary of Ligand (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated other than certain loans and advances that are scheduled to the separation agreement to remain outstanding following the separation.

Other Matters Governed by the Separation Agreement

Other matters governed by the separation agreement include, confidentiality and access to and provision of records.

Term/Termination

Prior to the date on which Ligand ceases to beneficially own a majority of our outstanding shares of common stock, Ligand has the unilateral right to terminate or modify the terms of the separation agreement and related agreements. After such date, the term of the separation agreement is indefinite and it may only be terminated with the prior written consent of both Ligand and us.

Transition Services Agreements

We and Ligand will enter into two transition services agreements in connection with the separation and this offering, pursuant to which Ligand and its subsidiaries and we and our subsidiaries will provide to each other various services that generally are of the type that we and Ligand received from each other prior to the separation, including, for Ligand as the service provider, services relating to information technology, facilities, accounting and other financial and administrative functions and for us as the service provider, services relating to technical and scientific functions.. The charges for the transition services will be determined on a service-by-service basis based on labor and other services charge rates specified in the transitions services agreements, which are generally expected to allow the providing company to recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, as applicable, the allocated indirect costs of providing the services.

Each of the transition services agreements will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by either party in the event of an uncured material breach by the other party or its applicable affiliates, a change of control of either party, or by mutual agreement of the parties. If no term period is provided for a specified service, then such service is to terminate on the                  anniversary of the effective date of the transition services agreement. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date with advanced prior written notice.

We do not expect the net costs associated with the transition services agreements to be materially different than the historical costs that have been allocated to us related to these same services.

Tax Matters Agreement

We and Ligand will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

Employee Matters Agreement

We and Ligand will enter into an employee matters agreement that will govern our and Ligand’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Outstanding Ligand Awards and Plans

The employee matters agreement will provide for the treatment of outstanding Ligand equity awards held by our employees upon completion of the distribution (if pursued), as described in further detail in the section entitled “Executive and Director Compensation—Long-Term Performance-Based Equity Awards—Going Forward,” and will also provide for certain other incentive arrangements.

The employee matters agreement will provide that, following the separation, our employees generally will continue to participate in benefit plans sponsored or maintained by Ligand until the earlier to occur of (i) the date that we are no longer a member of the “controlled group” of corporation of Ligand (as defined in Section 414(b) of the Code), (ii) January 1, 2023 or (iii) such earlier date as may be agreed between Ligand and us. Following the respective plan transition date, our employees will commence participation in our respective benefit plans, which are expected to be generally similar to the existing Ligand benefit plans.

General Matters

The employee matters agreement also will set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and Termination

Until the date upon which Ligand ceases to beneficially own, in the aggregate, a majority of the total voting power of our outstanding shares with respect to the election of directors, Ligand will have the unilateral right to terminate or modify the terms of the employee matters agreement. After such date, the term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Ligand and us.

Registration Rights Agreement

Prior to or concurrently with the completion of this offering, we will enter into a registration rights agreement with Ligand pursuant to which we will grant Ligand and its affiliates certain registration rights with respect to our common stock owned by them.

Demand Registration

Ligand will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by Ligand. Ligand will be able to request that we complete two demand registrations in a twelve-month period subject to limitations on minimum offering size and certain other limited exceptions. Ligand will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Ligand, Ligand will have the right to include its shares of our common stock in that offering.

Registration expenses

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Ligand is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of Ligand and, in limited situations, by Ligand for the benefit of us with respect to the information provided by Ligand included in any registration statement, prospectus or related document.

Transfer

If Ligand transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the completion of this offering, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section will occur prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2021, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	our named executive officers;

•	each of our directors following completion of this offering;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership prior to this offering is based on                shares of common stock outstanding on September 30, 2021. Applicable percentage ownership after this offering is based on the sale of                shares of common stock in this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 30, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o OmniAb, Inc., 5980 Horton Street, Suite 405, Emeryville, CA 94608. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% or Greater Stockholders
Ligand(1)	—	100%

Named Executive Officers and Directors
Matthew W. Foehr	—	—
Charles S. Berkman	—	—
Sarah Boyce	—	—
Jennifer Cochran, Ph.D.	—	—
John L. Higgins	—	—
Sunil Patel	—	—
All executive officers and directors as a group (6 persons)	—	—

(1)	Ligand’s address is 5980 Horton Street, Suite 405, Emeryville, CA 94608.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our registration rights agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and our registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of                 shares of common stock, $0.0001 par value per share, and                shares of preferred stock, $0.0001 par value per share. Immediately following this offering, we will have                shares of common stock outstanding (or                shares of common stock outstanding if the underwriters exercise in full their option to acquire additional shares), of which                shares will be owned by Ligand, and no shares of preferred stock shall be issued and outstanding.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of the date of this prospectus, there are no shares of common stock subject to options to purchase our common stock.

Registration rights

Pursuant to the registration rights agreement, Ligand will be able to require us to effect the registration under the Securities Act of shares of our common stock that it will own after this offering. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability of our board of directors, without action by the stockholders, to issue up to                shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Our amended and restated certificate of incorporation will provide that, until such time as Ligand ceases to beneficially own a majority of the total voting power of our outstanding shares with respect to the election of directors, our stockholders may act by written consent. Our amended and restated certificate of incorporation will, from and after such time as Ligand ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote with respect to the election of directors, expressly eliminate the right of our stockholders to act by written consent. From and after such time, stockholder action must take place at the annual or a special meeting of our stockholders.

Staggered board of directors

Our amended and restated bylaws provides that our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. For more information on the classified board of directors, see “Management—Board Composition and Election of Directors.” This system of electing directors may tend to discourage a third party from attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders not entitled to cumulative voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware anti-takeover statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors. However, Ligand and its affiliates have been approved by our Board as an “interested stockholder” and therefore are not subject to Section 203. For so long as Ligand beneficially owns a majority of the total voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Ligand to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Ligand’s shares of our common stock, so that Section 203 would not apply to such other parties.

Choice of forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Amendment of charter provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that, from and after such time as Ligand ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, the affirmative vote of the holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Ligand, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendment of bylaws

Our amended and restated certificate of incorporation and bylaws will provide that, from and after such time as Ligand ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be adopted, amended, altered or repealed by our board of directors.

Conflicts of Interest; Corporate Opportunities

In order to address potential conflicts of interest between us and Ligand, our amended and restated certificate of incorporation will contain certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Ligand and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Ligand. In general, these provisions recognize that we and Ligand may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Ligand will continue to have contractual and business relations with each other, including directors, officers and/or employees of Ligand serving as our directors, officers and/or employees.

Our amended and restated certificate of incorporation will provide that Ligand will have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation will provide that for so long as Ligand owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Ligand acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Ligand, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Ligand shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Ligand.

Our amended and restated certificate of incorporation also will provide for special approval procedures that may be utilized if it is deemed desirable by Ligand, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

•

the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                . The transfer agent and registrar’s address is                .

The Nasdaq Global Market Listing

We intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “            .”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. We cannot predict with certainty whether or when the distribution will occur or Ligand will otherwise sell its remaining shares of our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have              shares of our common stock outstanding (or              shares, if the underwriters exercise their option to purchase additional shares in full). ‘

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining              shares of common stock will be owned by Ligand and will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as under Rule 144 or 701 under the Securities Act, each of which is summarized below. All of these shares owned by Ligand will be subject to the 180-day lock-up period under the lock-up agreements described below.

Lock-Up Agreements

We, our officers, anticipated directors and Ligand have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not sell or offer to sell any shares or related securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the holder or a family member, enter into any swap, make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or publicly announce any intention to do any of the foregoing. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and SVB Leerink LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers and directors may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer or director when entering into the plan, without further direction from such office or director. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer or director in connection with this offering.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration rights

Pursuant to the registration rights agreement, Ligand will be able to require us to effect the registration under the Securities Act of shares of our common stock that it will own after this offering. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in “—Sale or other taxable disposition.” Any such distributions will also be subject to the discussions below under the sections entitled “—Information reporting and backup withholding” and “—Additional withholding tax on payments made to foreign accounts.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections are commonly referred to as the Foreign Account Tax Compliance Act (FATCA)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2022, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and SVB Leerink LLC are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
SVB Leerink LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $             per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering excluding the underwriting discounts and commissions will be approximately $            . We have also agreed to reimburse the underwriters for up to $             of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. (FINRA). In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and SVB Leerink LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Our officers and directors and Ligand have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and SVB Leerink LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. We have applied to list our common stock on the Nasdaq Global Market under the symbol “            .”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The common stock offered by this prospectus has not been qualified by prospectus for distribution in Canada, and may not be, directly or indirectly, offered or sold in Canada or to any residents of Canada, except in compliance with an exemption from Canadian prospectus requirements. Any sales of our common stock in any province or territory of Canada will only be made by a securities dealer appropriately registered in that province or territory to make such sales, which may include a Canadian affiliate of one of the underwriters using a separate Canadian Offering Memorandum that will include a copy of this prospectus. Any common shares acquired may not be sold in Canada, except in compliance with Canadian prospectus requirements or an exemption therefrom.

European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Israeli Securities Law), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the People’s Republic of China (PRC), and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock which has been approved by the Financial Conduct Authority, except that the common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for any common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. The underwriters are being represented by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our combined financial statements at December 31, 2020 and 2019 and for the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We maintain a website at www.hillevax.com. Upon the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Index to Combined Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Ligand Pharmaceuticals Incorporated

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Open Monoclonal Technology, Inc., Crystal Bioscience, Inc., xCella Biosciences, Inc., Taurus Biosciences, LLC, Icagen, LLC and Ab Initio Biotherapeutics, Inc., (each of which is a subsidiary of Ligand Pharmaceuticals Incorporated, collectively “OmniAb, A Business of Ligand Pharmaceuticals Incorporated”, or the “Company”) as of December 31, 2020 and 2019, the related combined statements of operations, changes in parent company net investment, and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

San Diego, California

November 12, 2021

OmniAb

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2020	2019
ASSETS
Current assets:
Accounts receivable, net	$8,870	$7,774
Other current assets	774	21

Total current assets	9,644	7,795
Intangible assets, net	186,411	172,982
Goodwill	83,835	77,108
Property and equipment, net	3,594	1,796
Operating lease assets	2,499	2,524
Other assets	2,129	115

Total assets	$288,112	$262,320

LIABILITIES AND PARENT COMPANY NET INVESTMENT
Current liabilities:
Accounts payable	$469	$806
Accrued liabilities	3,456	487
Current portion of contingent liabilities	2,115	2,621
Current portion of deferred revenue	7,157	1,925
Current portion of operating lease liabilities	579	300
Current portion of finance lease liabilities	14	—

Total current liabilities	13,790	6,139
Long-term contingent liabilities	5,089	38
Deferred income taxes, net	29,216	35,388
Long-term operating lease liabilities	2,012	2,275
Long-term portion of deferred revenue	8,232	—
Other long-term liabilities	1,388	295

Total liabilities	59,727	44,135

Commitments and contingencies (Note 9)
Parent company net investment:
Parent company net investment	228,385	218,185

Total liabilities and parent company net investment	$288,112	$262,320

See accompanying notes to these combined financial statements.

OmniAb

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2020	2019
Revenues:
License and milestone revenue	$11,385	$12,685
Service revenue	11,883	5,528

Total revenue	23,268	18,213

Operating expenses:
Research and development	24,780	13,137
General and administrative	10,240	7,976
Amortization of intangibles	11,800	10,304
Other operating income, net	(59)	(818)

Total operating expenses	46,761	30,599

Loss from operations	(23,493)	(12,386)

Other income (expense):
Interest expense	(5)	—
Other income, net	1,900	—

Total other income	1,895	—

Loss before income tax	(21,598)	(12,386)
Income tax benefit (expense)	$5,409	(657)

Net loss	$(16,189)	$(13,043)

See accompanying notes to these combined financial statements.

OmniAb

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY NET INVESTMENT

(in thousands)

Parent company net investment
Opening balance at January 1, 2019	$204,882
Net loss	(13,043)
Parent allocation of share-based compensation	6,660
Net transfers from parent company	19,686

Balance at December 31, 2019	$218,185
Net loss	(16,189)
Parent allocation of share-based compensation	9,165
Net transfers from parent company	17,224

Balance at December 31, 2020	$228,385

See accompanying notes to these combined financial statements.

OmniAb

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019
Operating activities
Net loss	$(16,189)	$(13,043)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in estimated fair value of contingent liabilities	2,070	(818)
Depreciation and amortization of intangible assets	12,513	10,593
Share-based compensation	9,165	6,660
Deferred income taxes, net	(5,424)	653
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(1,096)	(5,565)
Other current assets	(497)	(14)
Other long-term assets	1,653	(2,623)
Accounts payable and accrued liabilities	2,337	(648)
Deferred revenue	9,779	(450)
Other	(330)	664

Net cash provided by (used in) operating activities	13,981	(4,591)

Investing activities
Cash paid for acquisitions, net of cash and restricted cash acquired	(27,127)	(11,840)
Purchases of property and equipment	(1,753)	(255)

Net cash used in investing activities	(28,880)	(12,095)

Financing activities
Payment of contingent liabilities	(2,325)	(3,000)
Net transfer from parent	17,224	19,686

Net cash provided by financing activities	14,899	16,686

Net increase in cash, cash equivalents, and restricted cash	—	—
Cash, cash equivalents and restricted cash at beginning of year	—	—

Cash, cash equivalents and restricted cash at end of year	$—	$—

Supplemental disclosure of cash flow information:
Purchase of fixed assets recorded in accounts payable	$—	$471

See accompanying notes to these combined financial statements.

1. Organization and Nature of Operations

The accompanying combined financial statements include all of the assets, liabilities and results of operations of six subsidiaries of Ligand Pharmaceuticals Incorporated (“Ligand” or the “Parent”), which are Ab Initio Biotherapeutics, Inc. (Ab Initio), Crystal Bioscience, Inc. (Crystal), Icagen, LLC (Icagen), Open Monoclonal Technology, Inc. (OMT), Taurus Biosciences, LLC (Taurus) and xCella Biosciences, Inc. (xCella) (collectively, “OmniAb”, “our company”, “we”, “us” and “our”). OmniAb is Biological Intelligence powered multi-species antibody platform for the discovery of mono and bispecific therapeutic human antibodies. OmniAb primarily derives revenue from license fees for technology access, milestones from partnered programs and service revenue from research programs. On January 8, 2016, Ligand acquired OMT, pursuant to a multi-step transaction that resulted in Ligand’s acquisition of OMT. On November 10, 2021 OMT’s name was changed to OmniAb, Inc. In connection with the separation of OmniAb from Ligand, Ab Initio, Crystal, Icagen, Taurus and xCella will become wholly-owned subsidiaries of OmniAb, Inc.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from Ligand’s consolidated financial statement accounting records. The combined financial statements include the historical results of operations, financial position and cash flows of OmniAb in conformity with United States generally accepted accounting principles (U.S. GAAP). The operations comprising OmniAb are in various legal entities wholly-owned by Ligand. Accordingly, Ligand’s net investment in these operations is shown in lieu of stockholder’s equity in the combined financial statements.

OmniAb comprises certain stand-alone legal entities for which discrete financial information is available. As Ligand records transactions at the legal entity level, allocation methodologies were applied to certain accounts to allocate amounts to OmniAb as discussed further below.

OmniAb entities were under the common control of the Parent as a result of, among other factors, Ligand’s ownership. As the entities were under common control, the financial statements report the financial position, results of operations and cash flows of the Company as though the transfer of net assets and equity interests had occurred as of January 2016. Transactions between Ligand and us are accounted for through Parent company net investment in OmniAb. The total net effect of the settlement of these intercompany transactions is reflected in our combined balance sheets as Parent company net investment in OmniAb.

The combined financial statements include all revenues and expenses as well as assets and liabilities directly associated with the business activity of OmniAb as well as an allocation of certain general and administrative expenses related to facilities, functions and services provided by our Parent. These corporate expenses have been allocated to OmniAb based on direct usage or benefit, where identifiable, with the remainder allocated based on headcount or a percentage of total operating expenses or other measures that management believes are consistent and reasonable. See Note (8) Relationship with Parent and Related Entities.

Our Parent maintains various share-based compensation plans at a corporate level. OmniAb employees participate in those programs, and a portion of the compensation cost associated with those plans is included in OmniAb’s combined statements of operations. However, the share-based compensation expense has been included within Parent company net investment. The amounts presented in the combined financial statements are not necessarily indicative of future awards and may not reflect the results that OmniAb would have experienced as a stand-alone entity. See Note (8) Relationship with Parent and Related Entities for additional discussion.

All of the allocations and estimates in the combined financial statements are based on assumptions that management believes are reasonable. However, the combined financial statements included herein may not be indicative of the financial position, results of operations and cash flows of OmniAb in the future or if OmniAb had been a separate, stand-alone publicly traded entity during the periods presented.

Liquidity and Capital Resources

As part of Ligand, OmniAb was dependent upon Ligand for all of its working capital and financing requirements, as Ligand uses a centralized approach to cash management and financing its operations. There were no cash amounts specifically attributable to OmniAb for the historical periods presented; therefore, there is no cash reflected in the combined financial statements. Accordingly, cash and cash equivalents, debt or related interest expense have not been allocated to OmniAb in the combined financial statements. Financing transactions related to OmniAb are accounted for as a component of net Parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

For the years ended December 31, 2020 and 2019, OmniAb’s revenue was $23.3 million and $18.2 million, respectively. For the years ended December 31, 2020 and 2019, OmniAb’s net loss was $(16.2) million and $(13.0) million, respectively. OmniAb expects to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we invest in research and development activities to improve our technology and platform, market and sell our solutions to existing and new partners, add operational, financial and management information systems and personnel to support our operations and incur additional costs associated with operating as a public company. OmniAb’s ability to continue its operations is dependent upon our ability to obtain additional capital in the future and generate cash flows from operations. Funding from Ligand is our primary source of liquidity and Ligand has both the intent and ability to provide such funding to support our operations through at least 12 months following the issuance date of the financial statements.

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Emerging Growth Company

OmniAb qualifies as an “emerging growth company” (EGC) as defined in Section 2(a) of the Securities Act of 1933, as amended, (Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (JOBS Act).

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. OmniAb has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, OmniAb, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

OmniAb’s historical results are included as a part of the Parent’s financial statements which are filed with the Securities and Exchange Commission (SEC). As a result, OmniAb tracks the effective dates and adopts all guidance applicable to it consistent with the manner that the Parent tracks and adopts all applicable guidance. However, OmniAb intends to adopt future standards at the appropriate date for emerging growth companies once it is established as a stand-alone company.

This may make comparison of OmniAb’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

Basis of Combination

The accompanying combined financial statements include the accounts of OmniAb. OmniAb entities are under the common control of the Parent as a result of, among other factors, Ligand’s ownership. As the entities are under common control, the financial statements report the financial position, results of operations and cash flows of OmniAb as though the transfer of net assets and equity interests had occurred as of January 2016. Transactions between Ligand and us are accounted for through Parent company net investment in OmniAb. The total net effect of the settlement of these intercompany transactions is reflected in our combined balance sheets as Parent company net investment in OmniAb. All significant intercompany transactions with Ligand are deemed to have been paid in the period the costs were incurred. Expenses related to corporate allocations from Ligand to OmniAb are considered to be effectively settled for cash in the combined financial statements at the time the transaction was recorded.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the company’s chief operating decision-maker in deciding how to allocate resources and in assessing performance. OmniAb currently operates in one reportable business segment.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. Actual results may differ from those estimates.

Concentrations of Business Risk

Revenue from significant partners, which is defined as 10% or more of our total revenue, was as follows:

	Year-ended December 31,
	2020	2019
Partner A*	26%	18%
Partner B	21%	12%
Partner C	10%	11%

*	Partner A, B and C represent different customers for the two years presented.

Accounts Receivable

Our accounts receivable represents the amounts we have billed our partners and that are due to us unconditionally for services we have performed. We establish an allowance for credit losses to present the net amount of accounts receivable expected to be collected. The allowance is determined by using the loss-rate method, which requires an estimation of loss rates based upon historical loss experience adjusted for factors that are relevant to determining the expected collectability of accounts receivable. Some of these factors include macroeconomic conditions that correlate with historical loss experience, delinquency trends, aging behavior of receivables and credit and liquidity quality indicators for industry groups, customer classes or individual customers. During 2020, we considered the current and expected future economic and market conditions including, but not limited to, the anticipated unfavorable impacts of the surrounding novel coronavirus (COVID-19) pandemic on our business and recorded an adjustment of $0.2 million of allowance for credit losses as of December 31, 2020. There was no accounts receivable allowance as of December 31, 2019.

Property and Equipment

Property and equipment are stated at cost, subject to review for impairment, and depreciated over the estimated useful lives of the assets, which generally range from three to ten years, using the straight-line method. Amortization of leasehold improvements is recorded over the shorter of the lease term or estimated useful life of the related asset. Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operating income or expense.

Acquisitions

We first determine whether a set of assets acquired constitute a business and should be accounted for as a business combination. If the assets acquired are not a business, we account for the transaction as an asset acquisition. Business combinations are accounted for by using the acquisition method of accounting which requires us to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for a business combination).

Under the acquisition method of accounting, we recognize separately from goodwill the identifiable assets acquired, the liabilities assumed, including contingent consideration and all contractual contingencies, generally at the acquisition date fair value. Contingent purchase consideration to be settled in cash are remeasured to estimated fair value at each reporting period with the change in fair value recorded in statement of operations. Costs that we incur to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration and we charge them to general and administrative expense as they are incurred.

We measure goodwill as of the acquisition date as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. In addition, in-process research and development (IPR&D) is capitalized and assessed for impairment annually. IPR&D is amortized upon product commercialization or upon out-licensing the underlying intellectual property where we have no active involvement in the licensee’s development activities. IPR&D is amortized over the estimated life of the commercial product or licensing arrangement.

Should the initial accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements in the period of change, if any.

Under the acquisition method of accounting for business combinations, if we identify changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and we record the offset to goodwill. We record all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense.

Goodwill, Intangible Assets and Other Long-Lived Assets

Goodwill attributed to OmniAb’s combined balance sheets represents the historical goodwill balances in the OmniAb legal entities. Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of net assets acquired. Goodwill is reviewed for impairment at least annually during the fourth quarter, or more frequently if an event occurs indicating the potential for impairment. During the goodwill impairment review, we assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount, including goodwill. We operate in one reporting unit. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, the overall financial performance, and events affecting the reporting unit. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of our reporting unit is less than the carrying amount, then no additional assessment is deemed necessary. Otherwise, we proceed to perform the quantitative assessment. We will then evaluate goodwill for impairment by comparing the estimated fair value of the reporting unit to its carrying value, including the associated goodwill. To determine the fair value, we generally use a combination of market approach based on OmniAb and comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors. We may also elect to bypass the qualitative assessment in a period and elect to proceed to perform the quantitative assessment for the goodwill impairment test. We performed the annual assessment for goodwill impairment during the fourth quarter of 2020 and 2019, noting no impairment.

Our identifiable intangible assets are composed of acquired core technologies, licensed technologies, contractual relationships, customer relationships and trade names. Identifiable intangible assets with finite lives are generally amortized on a straight-line basis over the assets’ respective estimated useful life. We regularly perform reviews to determine if any event has occurred that may indicate that intangible assets with finite useful lives and other long-lived assets are potentially impaired. If indicators of impairment exist, an impairment test is performed to assess the recoverability of the affected assets by determining whether the carrying amount of such assets exceeds the undiscounted expected future cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value of the assets exceeds the fair value. Factors that may indicate potential impairment include market conditions, industry and economic trends, changes in regulations, clinical success, historical and forecasted financial results, significant changes in the ability of a particular asset to generate positive cash flows, and the pattern of utilization of a particular asset. We did not identify indicators of impairment for the finite-lived intangibles and other long-lived assets at December 31, 2020 and 2019.

Revenue Recognition

Our revenue is generated primarily from license fees for technology access, development, regulatory and sales based milestone payments and service revenue for performance of research.

On January 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the guidance for recognition of revenue from contracts with customers by using the modified-retrospective method applied to those contracts that were not completed as of January 1, 2018. The reporting periods in these combined financial statements are presented in accordance with the new standard. See additional information in Disaggregation of Revenue subsection below.

Revenue

Our revenue is typically derived from our license agreements with our partners and consists of: (i) upfront or annual payments for technology access (license revenue) and payments for performance of research services; (service revenue); (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones (milestone revenue) and (iii) royalties on net sales from our partners’ product sales, if any. To date, while we have generated revenue from intellectual property and development milestones, we have not generated any revenue from commercial milestone payments or royalties on product sales because all of our current programs under contract are in the target selection, discovery, preclinical or clinical development stages.

License fees are generally recognized at a point in time once we grant our customers access to our intellectual property rights. We generally satisfy our obligation to grant intellectual property rights on the effective date of the contract.

We recognize service revenue for contracted R&D services performed for our customers over time. We measure our progress using an input method based on the effort we expend or costs we incur toward the satisfaction of our performance obligation. We estimate the amount of effort we expend, including the time it will take us to complete the activities, or the costs we may incur in a given period, relative to the estimated total effort or costs to satisfy the performance obligation. This results in a percentage that we multiply by the transaction price to determine the amount of revenue we recognize each period. This approach requires us to make estimates and use judgement. If our estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that we recognize in the current and future periods.

We include contingent milestone based payments in the estimated transaction price when there is a basis to reasonably estimate the amount of the payment. These estimates are based on historical experience, anticipated results and our best judgment at the time. If the contingent milestone based payment is sales-based, we apply the royalty recognition constraint and record revenue when the underlying sale has taken place. Significant judgments must be made in determining the transaction price for our licenses of intellectual property. Because of the risk that products in development with our partners will not reach development based milestones or receive regulatory approval, we generally recognize any contingent payments that would be due to us upon or after the development milestone or regulatory approval.

Deferred Revenue

Depending on the terms of the arrangement, we may also defer a portion of the consideration received if we have to satisfy a future obligation. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the combined balance sheet. We generally receive payment at the point we satisfy our obligation or soon after. Therefore, we do not generally carry a contract asset balance. Any fees billed in advance of being earned are recorded as deferred revenue. During the year ended December 31, 2020, the amount recognized as revenue that was previously deferred at December 31, 2019 was $0.4 million. During the year ended December 31, 2019, the amount recognized as revenue that was previously deferred at December 31, 2018 was $2.4 million.

Disaggregation of Revenue

The following table represents disaggregation of service revenue, license fees and milestone revenue (in thousands):

	Year ended December 31,
	2020	2019
License fees	$4,260	$5,635
Milestone revenue	7,125	7,050
Service revenue	11,883	5,528

	$23,268	$18,213

Research and Development Expenses

Research and development expense consists of labor, material, equipment, and allocated facilities costs of our scientific staff who are working pursuant to our collaborative agreements and other research and development projects. Also included in research and development expenses are third-party costs incurred for our research programs including in-licensing costs, and costs incurred by other research and development service vendors. We expense these costs as they are incurred. When we make payments for research and development services prior to the services being rendered, we record those amounts as prepaid assets on our combined balance sheet and we expense them as the services are provided.

Share-Based Compensation

Certain of our employees participated in our Parent’s equity-based incentive plans. We incur share-based compensation expense related to restricted stock, shares issued under Ligand’s Employee Stock Purchase Plan (as amend and restated in 2019) (ESPP) and stock options.

Restricted stock units (RSU) and performance stock units (PSU) are all considered restricted stock. The fair value of restricted stock is determined by the closing market price of our common stock on the date of grant. We recognize share-based compensation expense based on the fair value on a straight-line basis over the requisite service periods of the awards, taking into consideration of forfeitures as they occur. PSU represents a right to receive a certain number of shares of common stock based on the achievement of corporate performance goals and continued employment during the vesting period. At each reporting period, we reassess the probability of the achievement of such corporate performance goals and any expense change resulting from an adjustment in the estimated shares to be released are treated as a cumulative catch-up in the period of adjustment.

We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock purchases under the ESPP and stock options granted. The model assumptions include expected volatility, term, dividends, and the risk-free interest rate. We look to historical and implied volatilities of Ligand stock to determine the expected volatility. The expected term of an award is based on historical forfeiture experience, exercise activity, and on the terms and conditions of the stock awards. The expected dividend yield is determined to be 0% given that except for 2007, during which our Parent declared a cash dividend on its common stock of $2.50 per share, our Parent has not paid any dividends on our common stock in the past and currently does not expect to pay cash dividends or make any other distributions on common stock in the future. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

We grant options, RSUs and PSUs to employees and non-employee directors under Ligand’s equity plan. Non-employee directors are accounted for as employees. Options and RSUs granted to certain non-employee directors typically vest one year from the date of grant. Options granted to employees typically vest 1/8 on the six month anniversary of the date of grant, and 1/48 each month thereafter for forty-two months. RSUs and PSUs granted to employees vest over three years. All option awards generally expire ten years from the date of grant.

Share-based compensation expense for awards to employees and non-employee directors is recognized on a straight-line basis over the vesting period until the last tranche vests.

Income Taxes

Income taxes as presented herein include current and deferred income taxes of Ligand allocated to our standalone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the Accounting Standards Codification (“ASC”) Topic 740, Income Taxes (“Topic 740”). Accordingly, our income tax provision was prepared following the “Separate Return Method.” The Separate Return Method applies Topic 740 to the standalone financial statements of the OmniAb members of the consolidated group as if the group member were a separate taxpayer which joined in filing a consolidated federal income tax return and combined state income tax returns separate from Ligand. As a result, actual tax transactions included in the consolidated financial statements of Ligand may not be included in the combined financial statements of OmniAb. Similarly, the tax treatment of certain items reflected in the combined financial statements of OmniAb may not be reflected in the consolidated financial statements and tax returns of Ligand; therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the standalone financial statements that may or may not exist in Ligand’s consolidated financial statements.

We provide for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

We account for uncertain tax positions recognized in the combined financial statements in accordance with the provisions of Topic 740 by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. We evaluate uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could affect our income tax provision in future periods. Interest and penalty charges, if any, related to unrecognized tax benefits would be classified as a provision for income tax in our combined statement of operations.

In general, the taxable loss of OmniAb for the tax years ended December 31, 2020 and 2019 was included in Ligand’s U.S. consolidated federal and combined state income tax returns, where applicable. As such, separate income tax returns were not prepared for OmniAb. Consequently, income taxes currently payable are deemed to have been remitted to Ligand in the period the liability arose and income taxes currently receivable are deemed to have been received from Ligand in the period that a refund could have been recognized by OmniAb had we been a separate taxpayer, if applicable.

Impact of COVID-19 Pandemic

The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting us, as well as our employees, partners, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions have been taking actions since the onset of the pandemic in an effort to slow the spread of COVID-19 initially, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. We have generally restricted in-person access to our executive offices, our administrative employees are working remotely on an intermittent basis, and we have limited the number of staff in our research and development laboratories and other facilities. To date, we have not experienced material disruptions in our business operations or financial impacts. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 and variants of the virus, the rate of vaccinations regionally and globally and the measures taken by the government authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of products and supplies for use by us in our antibody discovery activities and by our partners for their discovery and development activities; delay, limit or prevent us or our partners’ from continuing research and development activities; impede our negotiations with partners and potential partners; impede testing, monitoring, data collection and analysis and other related activities, by us and our partners; interrupt or delay the operations of the FDA or other regulatory authorities, which may impact review and approval timelines for initiation of clinical trials or marketing by our partners; impede the launch or commercialization of any approved products; any of which could delay our partnership programs, increase our operating costs, and have a material adverse effect on our business, financial condition and results of operations.

In addition, if COVID-19 infects our genetically modified animals, which form the basis of our platform, or if there is an outbreak among our employees who maintain and care for these animals, we and our partners may be unable to produce antibodies for development. The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions, which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and new variants and the actions to contain its impact.

Accounting Standards Recently Adopted

Credit Losses - In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available for sale debt securities. This standard includes our financial instruments, such as accounts receivable that are generally of high credit quality. Previously, when credit losses were measured under GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. The new guidance requires us to identify, analyze, document and support new methodologies for quantifying expected credit loss estimates for our financial instruments, using information such as historical experience and current economic conditions, plus the use of reasonable supportable forecast information. We adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method, which requires a cumulative-effect adjustment, if any, to the opening balance sheet of retained earnings to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment, net of tax, recorded on January 1, 2020, is not material. Results for periods after January 1, 2020 are presented under ASU 2016-13 while prior period amounts continue to be reported under previously applicable accounting standards. See additional disclosure on credit losses under “Accounts Receivable”.

Goodwill Impairment Testing - In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which eliminates the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Under the new standard the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and recognizing an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value, although it cannot exceed the total amount of goodwill allocated to that reporting unit. We adopted this standard on January 1, 2020, and the adoption did not have a material impact on our combined financial statements.

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820), which modifies the disclosure requirements on fair value measurements. We adopted this standard on January 1, 2020, and the adoption did not have a material impact on our combined financial statements.

Collaborative Arrangements - In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements: Clarifying the Interaction between Topic 808 and Topic 606 (Topic 808). The new standard clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under Topic 606, Revenue from Contracts with Customers, when the counterparty is a customer for a good or service that is a distinct unit of account. The amendments also preclude entities from presenting consideration from transactions with a collaborator that is not a customer together with revenue recognized from contracts with customers. We adopted this standard on January 1, 2020, and the adoption did not have a material impact on our combined financial statements.

Income Taxes - In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The standard is expected to reduce cost and complexity related to accounting for income taxes. The new guidance eliminates certain exceptions and clarifies and amends existing guidance to promote consistent application among reporting entities. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. We adopted this standard on a prospective basis on January 1, 2020, and the adoption did not have a material impact on our combined financial statements.

Accounting Standards Not Yet Adopted

We do not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on our combined financial statements or disclosures.

Subsequent Events

We consider events or transactions that have occurred after the balance sheet date of December 31, 2020, but prior to the filing of the financial statements with the SEC to provide additional evidence relative to certain estimates or to identify matters that require additional recognition or disclosure. Subsequent events have been evaluated through the filing of the registration statement on Form S-1, of which this prospectus forms a part.

3. Acquisitions

As set forth below, we completed four acquisitions from January 1, 2019 through December 31, 2020, of which two (Icagen and Ab Initio) were accounted for as business combinations and two (Taurus and xCella) were accounted for as asset acquisitions. For business combinations, we applied the acquisition method of accounting. Accordingly, we recorded the tangible and intangible assets acquired and liabilities assumed at their estimated fair values as of the applicable date of acquisition. We did not incur any material acquisition related costs.

Taurus Acquisition

On September 9, 2020, we acquired Taurus, which discovers and humanize antibodies from immunized cows and cow-derived libraries. These antibodies feature some of the longest CDR-H3s of any species, with unique genetic and structural diversity that can enable binding to challenging antigens with application in therapeutics, diagnostics and research.

The purchase price of $5.2 million included $4.6 million in cash, and a $0.5 million holdback to satisfy indemnification obligations which were settled in September 2021. Taurus stockholders also received nontransferable contingent value rights (CVRs) representing the right to receive up to $4.5 million tied to partnered and internal research and development and up to $25.0 million as a 25% share of post-clinical Taurus product revenues (including milestone payments) received by us. We accounted for this transaction as an asset acquisition as we concluded that substantially all of the fair value of the gross assets acquired was concentrated in the acquired core technology.

The allocation of the consideration was allocated to the acquisition date fair values of acquired assets as follows (in thousands)

Cash included in Parent company net investment	$47
Intangibles assets with finite-life - core technologies	5,155

$5,202

The core technology is being amortized on a straight-line basis over the estimated useful life of 10 years.

xCella Acquisition

On September 8, 2020, we acquired xCella Biosciences, an antibody discovery company. xCella’s xPloration platform is a proprietary microcapillary platform that can screen single B cells for specificity and bioactivity which expand our existing single B-cell assay capabilities in the OmniAb technology platform.

We paid $7.1 million in cash (including a $0.5 million holdback to satisfy indemnification obligations which was settled in September 2021), and issued earnout rights for up to $5.0 million tied to our use of the xCella technology for partnered research and development and for up to $25.75 million as a 25% share of any future milestone payments we received under a certain existing xCella partner arrangement. We evaluated this acquisition in accordance with ASC 805, Business Combinations, to discern whether the assets and operations of xCella met the definition of a business. We accounted for this transaction as an asset acquisition as we concluded that substantially all of the fair value of the gross assets acquired was concentrated in the acquired core technology.

The allocation of the consideration was allocated to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

Cash included in Parent company net investment and other assets	$240
Accrued liabilities	(142)
Deferred tax liabilities, net	(165)
Intangibles assets with finite-life - core technology	7,143

$7,076

The core technology is being amortized on a straight-line basis over the estimated useful life of 15 years.

Icagen Acquisition

On April 1, 2020, we acquired the core assets of Icagen and certain of its affiliates. The Icagen Technology Platform leverages proprietary expertise in the combination of biological assays, medicinal chemistry, and in silico and computational chemistry applications for the discovery of therapeutics targeting ion channel pathways. Icagen is partnered with several globally recognized pharmaceutical companies for ion channel drug discovery.

The purchase price of $19.9 million included $15.1 million cash consideration paid upon acquisition, and a contingent earnout payment to the selling shareholders of up to $25.0 million of cash payments based on certain revenue milestones with an estimated fair value of $4.8 million. The fair value of the earnout liability was determined using a probability weighted income approach incorporating the estimated future cash flows from expected future milestones. These cash flows were then discounted to present value using a discount rate based on the market participants’ cost of debt reflective of Icagen. Refer to Note 4, Fair Value Measurement, for further discussion. The liability will be periodically assessed based on events and circumstances related to the underlying milestones, and any change in fair value will be recorded in our combined statements of operations. The carrying amount of the liability may fluctuate significantly and the actual amount paid may be materially different than the carrying amount of the liability. The results of Icagen have been included in our results of operations since the date of acquisition.

The allocation of the consideration was allocated to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

Property and equipment, net	$1,173
Prepaids and other assets	588
Liabilities assumed	(812)
Deferred revenue	(3,685)
Deferred tax assets, net	821
Acquired intangibles	12,800
Goodwill(1)	9,055

$19,940

(1)

Goodwill represents the excess of the purchase price over the preliminary fair value of the underlying assets acquired and liabilities assumed. Goodwill is attributable to the assembled workforce of experienced personnel at Icagen and expected synergies.

The majority of the goodwill is deductible for tax purposes. Acquired intangibles include $11.1 million of customer relationships and $1.7 million of core technology. The fair values of the customer relationships were based on a discounted cash flow analysis incorporating the estimated future cash flows from these relationships during the contractual term. These cash flows were then discounted to present value using a discount rate of 17%. The fair value of the customer relationships is being amortized on a straight-line basis over the weighted average estimated useful life of 9.6 years. The fair value of the core technology was based on the discounted cash flow method that estimated the present value of the potential royalties, milestones, and collaboration revenue streams derived from the licensing of the related technologies. These projected cash flows were discounted to present value using a discount rate of 17%. The fair value of the core technology is being amortized on a straight-line basis over the estimated useful life of 10 years. The total acquired intangibles are being amortized on a straight-line basis over the estimated weighted average useful life of 9.7 years.

Ab Initio Acquisition

On July 23, 2019, we acquired Ab Initio, an antigen-discovery company located in South San Francisco, California. Ab Initio has licensed a patented antigen technology owned by Stanford for the discovery of therapeutic antibodies including against difficult-to-access cellular targets. Ab Initio has a collaboration agreement with Pfizer to discover novel therapeutic antibodies against an undisclosed target in the GPCR superfamily.

The purchase price of $12.0 million included $11.9 million cash consideration paid upon acquisition, net of cash acquired, and a $0.15 million cash holdback for potential indemnification claims.

The purchase consideration was allocated to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

Cash and other assets	$28
Accounts payable and accrued liabilities	(83)
Deferred tax liabilities, net	(78)
Intangible assets with finite-life - core technologies	7,400
Goodwill(1)	$4,744

$12,011

(1)

Goodwill represents the excess of the purchase price over the fair value of the underlying assets acquired and liabilities assumed. Goodwill is attributable to the assembled workforce of experienced personnel at Ab Initio and expected synergies.

None of the goodwill is deductible for tax purposes. The fair value of the core technologies was determined based on the discounted cash flow method that estimated the present value of the hypothetical royalty/milestone streams from the licensing of the antigen-discovery technology and collaboration agreement. These projected cash flows were discounted to present value using a discount rate of 12.0%. The fair value of the core technologies is being amortized on a straight-line basis over the weighted average estimated useful life of approximately 20 years.

4. Fair Value Measurement

We measure certain financial assets and liabilities at fair value on a recurring basis. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. We establish a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels are described below with level 1 having the highest priority and level 3 having the lowest:

Level 1 - Observable inputs such as quoted prices in active markets

Level 2 - Inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3 - Unobservable inputs in which there is little or no market data, which require our company to develop its own assumptions

Liabilities Measured on a Recurring Basis

The following table presents the hierarchy for our assets and liabilities measured at fair value (in thousands):

	December 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities:
Crystal contingent liabilities(1)	$—	$—	$800	$800	$—	$—	$2,659	$2,659
Icagen contingent liabilities(2)	—	—	6,404	6,404	—	—	—	—

Total liabilities	$—	$—	$7,204	$7,204	$—	$—	$2,659	$2,659

1.

We acquired Crystal Bioscience in October 2017. The fair value of Crystal contingent liabilities was determined using a probability weighted income approach. Most of the contingent payments are based on development or regulatory milestones as defined in the merger agreement with Crystal. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s estimates regarding the timing and probability of achievement of certain developmental and regulatory milestones. Changes in these estimates may materially affect the fair value. During the year ended December 31, 2020, we paid $1.8 million contingent liability on development milestones to former Crystal shareholders.

2.

The fair value of Icagen contingent liabilities was determined using a probability weighted income approach. Most of the contingent payments are based on certain revenue milestones as defined in the asset purchase agreement with Icagen. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s estimates regarding the timing and probability of achievement of certain developmental and regulatory milestones. Changes in these estimates may materially affect the fair value. During the year ended December 31, 2020, we paid $0.5 million contingent liability based on revenue milestones to former Icagen shareholders.

A reconciliation of the level 3 financial instruments as of December 31, 2020 is as follows (in thousands):

Fair value of level 3 financial instruments as of December 31, 2019	$2,659
Earnout liability related to the acquisition of Icagen	4,800
Payments on contingent liabilities	(2,325)
Fair value adjustments to contingent liabilities	2,070

Fair value of level 3 financial instruments as of December 31, 2020	$7,204

The carrying amounts reported in our combined balance sheets for accounts receivable, other assets, accounts payable and other accrued expenses approximate fair value due to relatively short periods to maturity.

Assets Measured on a Non-Recurring Basis

We apply fair value techniques on a non-recurring basis associated with valuing potential impairment losses related to our goodwill, indefinite-lived intangible assets, and long-lived assets.

We evaluate goodwill and indefinite-lived intangible assets annually for impairment and whenever circumstances occur indicating that goodwill might be impaired. We determine the fair value of our reporting unit based on a combination of inputs, including the market capitalization of Ligand, as well as Level 3 inputs such as discounted cash flows, which are not observable from the market, directly or indirectly. We determine the fair value of our indefinite-lived intangible assets using the income approach based on Level 3 inputs.

There were no impairment of our goodwill, indefinite-lived assets, or long-lived assets recorded during the years ended December 31, 2020 and 2019.

5. Leases

Certain legal entities included in this combined financials lease office facilities and equipment primarily under various operating leases. Our operating leases have remaining contractual terms up to ten years, some of which include options to extend the leases for up to five years. Our lease agreements do not contain any material residual value guarantees, material restrictive covenants, or material termination options. Our operating lease costs are primarily related to facility leases for administration offices and research and development facilities, and our finance leases are immaterial.

Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised.

In addition to base rent, certain of our operating leases require variable payments, such as insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term.

The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Operating Lease Assets and Liabilities (in thousands):

	December 31, 2020	December 31, 2019
Assets
Operating lease assets	$2,499	$2,524
Liabilities
Current operating lease liabilities	$579	$300
Long-term operating lease liabilities	2,012	2,275

Total operating lease liabilities	$2,591	$2,575

Maturity of Operating Lease Liabilities as of December 31, 2020 (in thousands):

Maturity Dates	Operating Leases
2021	$746
2022	598
2023	530
2024	546
2025	562
Thereafter	96

Total lease payments	3,078
Less imputed interest	(487)

Present value of operating lease liabilities	$2,591

As of December 31, 2020, our operating leases have a weighted-average remaining lease term of 4.7 years and a weighted-average discount rate of 7%. Cash paid for amounts included in the measurement of operating lease liabilities was $0.7 million for the years ended December 31, 2020. Operating lease expense was $0.7 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

6. Balance Sheet Account Details

Property and equipment are stated at cost and consist of the following (in thousands):

	December 31,
	2020	2019
Lab and office equipment	$3,872	$1,592
Leasehold improvements	732	678
Computer equipment and software	182	—

	4,786	2,270
Less accumulated depreciation and amortization	(1,192)	(474)

	$3,594	$1,796

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or their related lease term, whichever is shorter. Depreciation expense of $0.7 million and $0.3 million was recognized for the years ended December 31, 2020 and 2019, respectively, and was included in operating expenses.

Goodwill and identifiable intangible assets consist of the following (in thousands):

	As of December 31,
	2020	2019
Indefinite-lived intangible assets
Goodwill	$83,835	$77,108
Definite-lived intangible assets
Complete technology	224,525	210,400
Less: Accumulated amortization	(48,321)	(37,418)
Customer relationships	11,100	—
Less: Accumulated amortization	(893)	—

Total goodwill and other identifiable intangible assets, net	$270,246	$250,090

Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful life of the asset of up to 20 years. Amortization expense of $11.8 million and $10.3 million was recognized for the years ended December 31, 2020 and 2019, respectively. Estimated amortization expense for the years ending December 31, 2021 through 2025 is $12.9 million per year. For each of the years ended December 31, 2020 and 2019, there was no impairment of intangible assets with finite lives.

Accrued liabilities consist of the following (in thousands):

	December 31,
	2020	2019
Compensation	$1,495	$198
Professional fees	22	57
Royalties owed to third parties	272	187
Acquisitions related liabilities	1,000	—
Subcontractor	482	—
Other	185	45

	$3,456	$487

7. Income Taxes

We have historically operated as part of Ligand and not as a stand-alone company. We determined the OmniAb income tax provision as if OmniAb had joined in consolidated federal income tax return and combined state income tax returns separate from Ligand. We recorded a current state income tax expense for the tax years ended December 31, 2020 and 2019 for certain OmniAb state minimum taxes. We recorded a deferred federal and state income tax benefit for the year ended December 31, 2020 to reflect the change in the net deferred tax liability for the period. We recorded a deferred federal tax benefit and deferred state tax expense for the year ended December 31, 2019 to reflect the change the in the net deferred tax liability for the period.

The components of the income tax expense (benefit) for continuing operations are as follows (in thousands):

	Year Ended December 31,
	2020	2019
Current expense (benefit):
Federal	$—	$—
State	15	4

	15	4

Deferred expense (benefit):
Federal	(3,067)	(2,634)
State	(2,357)	3,287

	$(5,409)	$657

A reconciliation of income tax expense (benefit) from continuing operations to the amount computed by applying the statutory federal income tax rate to the net loss from continuing operations is summarized as follows (in thousands):

	Year Ended December 31,
	2020	2019
Tax at federal statutory rate	$(4,498)	$(2,601)
State, net of federal benefit	(160)	(191)
Contingent liabilities	(12)	(172)
Share-based compensation	1,253	847
Research and development credits	(573)	—
Change in uncertain tax positions	143	—
State tax rate change	(1,541)	2,785
Other	(21)	(11)

	$(5,409)	$657

We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. Significant components of our deferred tax assets and liabilities as of December 31, 2020 and 2019 are shown below. We assess the positive and negative evidence to determine if sufficient future taxable income will be generated to realize our existing deferred tax assets. We concluded that all of our deferred tax assets are more likely than not to be realized. Accordingly a valuation allowance against our deferred tax assets is unnecessary.

We offset all deferred tax assets and liabilities by jurisdiction, and present them on our combined balance sheet as a non-current net deferred income tax asset or liability (as applicable). Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2020	2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$3,750	$2,534
Research credit carryforwards	2,243	1,536
Stock compensation	1,327	808
Deferred revenue	772	—
Other	1,405	632

Net deferred tax assets	$9,497	$5,510
Deferred tax liabilities:
Identified intangibles	(37,427)	(40,040)
Other	(1,286)	(858)

Net deferred tax liabilities	$(38,713)	$(40,898)

Deferred income taxes, net	$(29,216)	$(35,388)

As of December 31, 2020, we had federal net operating loss carryforwards set to expire through 2037 of $15.0 million and $10.7 million of state net operating loss carryforwards that begin to expire in 2029. We also have $1.3 million of federal research and development credit carryforwards, which expire through 2028. We have $1.6 million of California research and development credit carryforwards that have no expiration date.

Pursuant to Section 382 and 383 of the Internal Revenue Code of 1986, as amended, utilization of our net operating losses and credits may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations may result in the expiration of net operating losses and credits prior to utilization. The deferred tax assets as of December 31, 2020 are net of any previous limitations due to Section 382 and 383.

We account for income taxes by evaluating a probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Our remaining liabilities for uncertain tax positions are presented net of the deferred tax asset balances on the accompanying combined balance sheet.

A reconciliation of the amount of unrecognized tax benefits at December 31, 2020 and 2019 is as follows (in thousands):

	2020	2019
Balance at beginning of year	$589	$556
Additions based on tax positions related to the current year	156	—
Additions for tax positions of prior years	—	33

Balance at end of year	$745	$589

Included in the balance of unrecognized tax benefits at December 31, 2020 is $0.7 million of tax benefits that, if recognized would impact the effective rate. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2020 and December 31, 2019, we recognized an immaterial amount of interest and penalties. We file income tax returns in the United States and various state jurisdictions with varying statutes of limitations. The federal statute of limitation remains open for the 2017 tax year to the present. The state income tax returns generally remain open for the 2016 tax year through the present. Net operating loss and research credit carryforwards arising prior to these years are also open to examination if and when utilized.

8. Relationship with Parent and Related Entities

Historically, the OmniAb business has been managed and operated in the normal course of business consistent with other affiliates of the Parent. Accordingly, certain shared costs have been allocated to OmniAb and reflected as expenses in the combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to OmniAb for purposes of the stand-alone financial statements. However, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if OmniAb historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of related expenses that will be incurred in the future by OmniAb.

General Corporate Overhead

The combined statements of operations include expenses for certain centralized functions (such as information systems, accounting, treasury, audit, purchasing, human resources, legal and facilities), executive compensation and other programs provided and/or administered by Parent that are charged directly to us. A portion of these costs benefits us and is allocated to us using a pro-rata method based on project-related costs or other measures that management believes are consistent and reasonable.

Costs of $3.6 million and $2.8 million for the years ended December 31, 2020 and 2019, respectively, have been reflected in the general and administrative expenses in our combined statements of operations for our allocated share of Parent’s corporate overhead.

Cash Management and Financing

We participate in Ligand’s centralized cash management and financing programs and will continue to participate in Ligand’s centralized cash management until the OmniAb business becomes an independent publicly-traded company.

Disbursements are made through centralized accounts payable systems which are operated by Ligand. Cash receipts are transferred to centralized accounts, also maintained by Ligand. As cash is disbursed and received by Ligand, it is accounted for by us through the Parent company net investment. All obligations are financed by Ligand and financing decisions are determined by central Ligand treasury operations.

Ligand intends to transfer the assets, liabilities and operations of its OmniAb business, pursuant to the terms of a separation agreement, to be entered into between Ligand and OmniAb. Completion of the separation and distribution is subject to certain conditions, including final approval by Ligand’s board of directors. Ligand is targeting the separation of OmniAb during the first quarter of 2022. The separation is anticipated to be tax-free to Ligand stockholders. Accordingly, after the anticipated tax-free separation, all of the related tax attributes of Ligand will remain with Ligand.

Equity-Based Incentive Plans

Certain of our employees participate in our Parent’s equity-based incentive plans. Under the Ligand 2002 Stock Incentive Plan (2002 Plan), our employees, directors, managers and advisors were awarded share-based incentive awards in a number of forms, including nonqualified stock options. Under the 2002 Plan, our employees can be awarded share-based incentive awards which includes non-statutory stock options or incentive stock options, restricted stock units (RSUs), performance stock units (PSUs) and other cash-based or share-based awards. Awards granted to our employees under the incentive plans typically vest 1/8 on the six month anniversary of the date of grant, and 1/48 each month thereafter for forty-two months. We measure share-based compensation for all share-based incentive awards at fair value on the grant date. Share-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards.

Compensation costs associated with our employees’ participation in the incentive plans have been specifically identified for employees who exclusively support our operations and are allocated to us as part of the cost allocations from our Parent. Total costs charged to us related to our employees’ participation in our Parent’s incentive plans, depending on the nature of the employee’s role in our operations, were $9.2 million ($5.6 million in research and development expenses and $3.6 million in general and administrative expenses) and $6.7 million ($3.9 million in research and development expenses and $2.8 million in general and administrative expenses) during the years ended December 31, 2020 and 2019, respectively.

Employee Stock Purchase Plan

Our eligible employees participate in our Parent’s ESPP. The ESPP permits eligible participants to purchase Ligand’s shares at a discount through regular payroll deductions of up to 10% of their eligible compensation during the offering period. The ESPP is typically implemented through consecutive six-month offering periods. The purchase price of the shares is 85% of the lesser of the fair market value of the closing price per share on the first day of the offering period and the fair market value of the closing price per share on the last day of the offering period. No participant may purchase more than $25,000 worth of common stock per calendar year.

Costs charged to us related to our employees’ participation in our Parent’s ESPP were $0.1 million for both years ended December 31, 2020 and 2019.

9. Commitments and Contingencies: Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings arising in our ordinary course of business. In the opinion of management, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our combined financial statements, cash flows or financial position and it is not possible to provide an estimated amount of any such loss. However, the outcome of disputes is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, an unfavorable resolution of one or more matters could materially affect our future results of operations or cash flows, or both, in a particular period.

10. Subsequent Events

In 2021, we entered into several new lease agreements including our Emeryville headquarter expansion and a new Icagen office lease. The Emeryville lease is expected to commence in 2021 and has a lease term of 10.8. years. The Icagen office lease is expected to commence in 2021 and has a lease term of 7.4. years. The agreements have include minimum lease payments of approximately $7.4 million and $3.7 million, respectively.

                shares

Common stock

Preliminary Prospectus

Credit Suisse	Cowen	Stifel	SVB Leerink

                , 2021

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the Nasdaq Global Market listing fee.

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent sales of unregistered securities.

We have not sold any securities, registered or otherwise, within the past three years.

Item 16.	Exhibits and financial statement schedules.

(a)	Exhibits. See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)

Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Certificate of Incorporation, as amended (currently in effect)

3.2	Bylaws (currently in effect)

3.3*	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)

3.4*	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)

4.1*	Specimen stock certificate evidencing the shares of common stock

4.2*	Form of Registration Rights Agreement

5.1*	Opinion of Latham & Watkins LLP

10.1*	Form of Separation Agreement

10.2*	Form of Transition Services Agreement 1

10.3*	Form of Transition Services Agreement 2

10.4*	Form of Tax Matters Agreement

10.5*	Form of Employee Matters Agreement

10.6#*	OmniAb, Inc. 2022 Incentive Award Plan and forms of Stock Option Agreement, Restricted Stock Unit Agreement and Performance Stock Unit Agreement thereunder

10.7#*	OmniAb, Inc. 2022 Employee Stock Purchase Plan

10.8#*	OmniAb, Inc. Non-Employee Director Compensation Program

10.9#*	Form of Change in Control Severance Agreement for Executive Officers

10.10#*	Severance Plan

10.11#*	Form of Indemnification Agreement for Directors and Officers

10.12*	Office/Laboratory Lease Between Emery Station Office II, LLC and the Registrant, dated February 16, 2009, as amended

21.1	List of subsidiaries of the Registrant

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

99.1*	Rule 438 Consent of Director Nominees

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on this      day of                 , 2021.

OMNIAB, INC.

By:
Matthew W. Foehr
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of OmniAb, Inc., hereby severally constitute and appoint Matthew W. Foehr and Charles S. Berkman, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Matthew W. Foehr	President, Chief Executive Officer and Director (principal executive officer)	, 2021

	Chief Financial Officer (principal financial and accounting officer)	, 2021

	Director	, 2021

	Director	, 2021